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NI 43-101 Technical Report

Reward Gold Project

Nye County, Nevada

Prepared for:

Atna Resources, Ltd.

Effective Date:          31 December 2011

Report Date:              29 June 2012

CAM Project Number:        117112

Prepared by:

Chlumsky, Armbrust & Meyer, LLC

Fred Barnard, Ph.D., AIPG Certified Member #CPG-11406

Greg Chlumsky, MMSA #01117QP

Michael J. Read, SME Registered Member #2651200

Matthew P. Reilly, Nevada P.E. Mining #11646

Robert L. Sandefur, Colorado P.E. #11370

12600 W. Colfax Ave., Suite A-140
Lakewood, Colorado 80215
Telephone: (303) 716-1617
Fax: (303) 716-3386

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Reward Project 29 June 2012	iii

TABLE OF CONTENTS

		Page No.
Section

28.3	Certificate of Author Robert L. Sandefur	137
28.4	Certificate of Author Michael J. Read	139
28.5	Certificate of Author Matthew Reilly	140

Tables

1-1	2012 Mineral Resources for the Reward Gold Project, Nye County, Nevada	9
1-2	Reward Project Mineral Reserves – December 31, 2011	11
1-3	Annual Production Summary	12
1-4	Summary – Pre-Production Capital Cost (US$)	15
1-5	Operating Cost Summary	15
1-6	Cash Flow Summary	16
4-1	Mineral Properties, Reward Project	31
6-1	History of Reward Property (From Eliopulos (1996) and other sources)	42
7-1	Lower Portion of the Bare Mountains Stratigraphic Column	47
10-1	Drilling Summary	58
10-2	Canyon Reverse-Circulation Hole Collars, 2006	61
10-3	Results of Canyon Reverse-Circulation Hole, 2006	62
10-4	Canyon Core Hole Collars, 2007	63
10-5	Selected Results of Canyon Core Holes, 2007	63
10-6	Atna Reverse-Circulation Hole Collars, 2011	64
10-7	Results of Atna Reverse-Circulation Holes, 2011	65
11-1	Determination of Hardness Categories	74
11-2	Assigned Categories for Degree of Breakage	74
14-1	Atna Reward Drilling Statistics from Assay Database	98
14-2	Block Model Geometric Parameters	100
14-3	Numeric Codes for Wireframes and Average Dip and Strike	102
14-4	Within Wireframe Variogram Parameters	104
14-5	2012 Mineral Resources for the Reward Gold Project, Nye County, Nevada	105
15-1	Summary of Economic Parameters for Pit Limit Definition	107
15-2	Reward Project Mineral Reserves – December 31, 2011	109
16-1	Mine Production Schedule	112
21-1	Summary – Pre-Production Capital Cost (US$)	123
21-2	Operating Cost Summary	124
22-1	Economic Evaluation Summary	126
22-2	Gold Price Sensitivity	127
22-3	Capital, Grade and Operating Cost Sensitivities	127
22-4	Cash Flow (US$ x1000)	129

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1.0	SUMMARY

1.1	Introduction and Terms of Reference

This NI 43-101 compliant Technical Report was prepared by Chlumsky, Armbrust and Meyer LLC (herein "CAM") of Lakewood, Colorado for Atna Resources Ltd. (herein “Atna”), which has a wholly-owned U.S. subsidiary, Canyon Resources Corporation (herein "Canyon") of Golden, Colorado. In June 2007, Canyon incorporated CR Reward Corporation (herein "CRRC") to own and operate the Reward Mine. References in this report to Canyon, CRRC or Atna may also refer to the other. CRRC controls the Reward mineral properties (herein “Project”) near Beatty in Nye County, Nevada which contain the gold mineralization described in this report. The purpose of this report is to provide an update of a previous 43-101 prepared by CAM in 2008 for the Reward mineral properties with disclosure of the Mineral Resources and Mineral Reserves for the Project as of December 31, 2011.

Qualified Person mining engineer Matthew Reilly and Qualified Person geologist Fred Barnard visited Reward on May 16, 2012. The property had been previously visited by Qualified Person geologist Fred Barnard on July 21, 2007 and by Qualified Person engineer Mike Read on July 16, 2007. On March 20, 2008, the property was visited by engineers Greg Chlumsky and Robert Sandefur, both Qualified Persons who are also authors of this Report. On March 10, 2009, Mike Read visited the property again.

In the preparation of this report, CAM obtained data from the Atna staff, including:

•	Mr. James Hesketh, President and CEO
•	Mr. William Stanley, Vice President, Exploration
•	Ms. Joy Moseley, Land Manager
•	Ms. Ann Marchand, Office Manager

The information received was independently verified by CAM as indicated below in the various sections of this report. The numerical and geostatistical analysis of drill sampling for the deposits, and the mineral resource estimation, were carried out by Mr. Robert Sandefur of CAM. Prior to submittal of this report, CAM prepared a Feasibility Study and 43-101 Technical Report for the Reward Project in 2008.

1.2	Property Description, Accessibility, Resources, and History

The Reward property is in Nye County, Nevada, centered about 7 miles south-southeast of the town of Beatty, on the west slope of the Bare Mountains. The various mineral properties which define the Project area lie within sections 1, 2, 3, 10, and 11 of Township 13 South, Range 47 East, and sections 33, 34, and 35 of Township 12 South, Range 47 East, all referred to the Mount Diablo Baseline and Meridian.

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The Bare Mountains are a steep, rugged, rocky, complex ridge oriented north-south. The climate is typical of middle-elevation desert; highly arid, with average annual precipitation of 4.1 inches. Vegetation is sparse, consisting mainly of creosote bush, Mormon tea, and low shrubs, with occasional small barrel cacti. There are no trees on the mineralized area. Year-round mining operations are entirely possible.

Beatty is a town of 1,200 serving as a transit point and service center for travelers. Motels, restaurants, gas stations, a post office, and several small stores provide basic services for the community.

The Reward project encompasses 125 individual federal mining claims and mineral properties, totaling 2,213 net acres, as shown in Table 4-1. The Reward property includes sufficient area to allow development of mining operations and waste rock storage, and construction of heap leach pads, processing plant, maintenance facilities, and administrative buildings, as required by the Project. Adjacent public-domain lands are also potentially available if expansion is considered at a later date.

Canyon began acquiring the core of the Reward property in 2004, through acquisition of three mineral leases with private owners for patented and unpatented mining claims, and staking of additional claims. Net Smelter Return royalties of 3 percent (actual or advance) are payable on some parcels. There are no back-in or option rights on the properties shown in Table 4-1.

Excepting the patented claims owned by CRRC, and some adjacent patented claims held by Barrick, the Project area surface consists of federal public domain lands, administered by the BLM (Bureau of Land Management). There are no state or private surface tracts within the project area. Additionally, CRRC's millsite claims carry the right for surface use specifically for infrastructure facilities for mining projects.

Water rights for 178 US gallons per minute have been leased from Barrick Bullfrog, Inc. for ten years from August 2006. The lease can be extended for an additional 10 year period through 2026 with a written request to Barrick, not to be unreasonably withheld.

There are no existing environmental liabilities connected with the property, excepting those for relating to CRRC's recent exploration, for which reclamation bonds have been posted.

All environmental, operational, and business permits have been acquired to conduct the work proposed for the Project. The status of permitting is discussed in Section 20, which is a summary of the environmental studies, permitting, and social or community impacts related to the Project. All the necessary permits have been obtained, or are scheduled to be obtained by the time project development begins.

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1.3	Geology

The Bare Mountains lie in a complex tectonic area within the Basin and Range province. Several generations of tectonic events have emplaced and shaped the rocks of interest, and have engendered precious-metals mineralization at Reward and elsewhere.

The Bare Mountains consist mainly of Upper Proterozoic and Lower Paleozoic marine sedimentary rocks, overlain toward their north end by Tertiary volcanic rocks. The sedimentary sequence which hosts mineralization at Reward consists of weakly deformed, barely-metamorphosed marine clastic and carbonate rocks of Late Proterozoic and Early Cambrian age. Approximately 2,500 feet of section are exposed in the Reward area. Beds generally strike northwesterly and dip to the northeast at moderate to high angles.

Gold mineralization at Reward is largely confined to the Cambrian-Upper Proterozoic Wood Canyon Formation. It consists of quartzites, silty sandstones, and siltstones, with a few dolomite/limestone beds. Several hundred feet of section are present in the Reward mineralized area. There is a small amount of mineralization in quartzites of the conformably underlying the Stirling Formation.

Igneous rocks are volumetrically insignificant in the area. Immediately south and west of Reward, Tertiary and younger alluvium cover the lower slopes and the adjacent Amargosa Valley.

The Bare Mountains are a structurally complex terrain, formed by Mesozoic compressional deformation which was overprinted by several stages and types of Tertiary tectonism. Faulting, both high and low angle, occurred during the Tertiary. The sedimentary succession generally dips north or northeast at 10-30 degrees. Displacements on individual faults range from several hundred to over 1,000 feet.

The Reward mineralization is localized along a north-trending, high-angle structure, the Reward Fault (also called “Reward Shear”) which strikes N-S to N15ºW, and dips steeply east. The fault extends more than 3 miles to the north, to the vicinity of the Daisy Fluorspar Mine.

Sub-parallel faults of similar nature traverse the Gold Ace workings (the “Gold Ace Shear”). These faults traverse brittle quartzites and siltstones, and tend to form shatter zones up to 300 feet wide, with numerous slip surfaces. Vertical displacement along the Reward Fault is approximately 200 to 300 feet. Right-lateral displacement might also have occurred.

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Alteration at the Reward property is generally weak. The Proterozoic package is weakly metamorphosed reflecting low grade regional effects associated with Mesozoic folding. Original pelitic interbeds are now sericite-quartz schist or phyllite. Strong silicification, including silica flooding and replacement of limestone horizons and fault breccia has occurred along parts of the Reward Fault Zone. The alteration type coincident spatially and genetically with gold mineralization is disseminated pyrite, usually less than 1.0 percent, now largely oxidized to limonite/goethite. Other types of alteration are sparse. Calcite veining is rare, and possibly not related to mineralization.

1.4	Mineralization

Gold mineralization at Reward appears to be related to post-detachment, late Tertiary extensional faulting. The Reward mineralization can be classed as a low-sulfide stockwork with mesothermal characteristics, based on its structure and mineralogy. The geometry and mineralogy of the mineralization within the proposed open pits are sufficiently well-known that the identification of mineralization with mineable continuity and of consistent mineralogy is readily achievable.

The Reward and adjacent Gold Ace mineralization is hosted in clastic marine sediments of the Wood Canyon Formation and Stirling Quartzite, which have been highly fractured and sheeted within the structural zone comprising the Reward Fault and related faults.

The Reward zone of faulting and stockworking strikes nearly north-south, and dips moderately to the east. The mineralized zone of veining and stockworking varies 15 to 140 feet thick and 2,000 feet long, lying on the hanging wall of the Reward fault. Mineralization remains open at depth below 400 feet, and along strike to the south. The mineralized zone remains open to the east along the southern 1,000 feet of strike. North of the Reward topographic saddle, mineralizing fluids followed discrete fault/veins and formed massive white quartz veins, from 1 to 5 feet wide, separated by about 100 feet of generally unmineralized Wood Canyon clastics which host narrow quartz stringers. South of the Reward saddle, mineralizing fluids invaded a micro-fractured quartzite hanging wall zone, depositing auriferous pyrite in fractures, veinlets, and stockworks, resembling a wide disseminated deposit. Gold mineralization clearly favors quartzite lithologies.

The Gold Ace Zone was the site of small-scale mining at some time prior to 1942, some of which took place along low-angle (c. 15 degrees) east-dipping structures. Mineralization is hosted in phyllitic quartzose siltstone of the Wood Canyon Formation.

Visible minerals of economic interest at Reward are sparse: in general, only pyrite and goethite after pyrite are seen, and they only occasionally make up more than 2 percent of the rock in mineralized zones.

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Gold mineralization at Reward appears to be closely linked to structures and structural preparation. Lithologies such as quartzite and siltstone, which fractured in a brittle manner within the fault zone, provided fertile ground for subsequently invading mineralization fluids. Further work by Canyon Resources has confirmed this association. Limestone interbeds can be mineralized when they are silicified and therefore brittle.

Canyon's 2006 drill hole RC-21 revealed a deep mineralized zone intercepted over 185 feet and averaging 0.031 opt Au, starting at 185 feet. Within this zone were 60 feet averaging 0.066 opt. The RC-21 drill hole was oriented steeply toward the east, from a collar on the east edge of the outcrop of the main mineralized zone. Follow-up work by Atna in 2011 confirmed and extended this zone of “bedded” mineralization to the east of RC-21 and the zone remains open to the east and southeast.

Otherwise, the potential for additional major discoveries on the Reward property is small, unless gold prices well in excess of $2000 per ounce can be assured. There are several scattered old drill hole intercepts beneath the pediment south of the Reward zone, containing anomalous gold grades. Although buried, these intercepts could offer opportunities for additional tonnage. Pre-Canyon exploration on the Bare Mountains within several miles of Reward yielded generally negative results.

1.5	Exploration and Drilling

The presence of gold at the Reward site has been known since at least 1913, when gold was found at the Gold Ace property. Later, the Good Hope adit at Reward proper shipped some high-grade ore. Minor activity occurred during 1957 and 1987, when Homestake drilled several holes. Subsequent exploration and drilling through 1999 was undertaken by a succession of companies, including Barrick. By 1999, three trenches, four rotary holes, four core holes, and 279 reverse-circulation holes had been opened on the property, including prospects to the north and beneath pediments to the south and east. This work defined the Reward and Gold Ace mineralized zones.

Canyon drilled 21 reverse-circulation holes in 2006 and four diamond core holes in 2007, which successfully confirmed earlier drilling results. Following the 2006 and 2007 drilling program, Canyon contracted CAM to complete an assessment of the NI 43-101-compliant Mineral Resource Estimate and a Feasibility Study on the Reward Project in 2008. Atna continued to infill drill and expand the mineralized zone to the south and southeast of the previously defined reserves by completing 15 reverse circulation exploration drill holes in 2011. All 2006 through 2011 drill holes are located within the Reward Zone or on the peripheries thereof.

A total of 329 holes have been drilled with a total length of 120,290 feet. 322 of the drill holes were drilled with reverse circulation for a total length of 118,087 feet.

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1.6	Sample Preparation, Analysis, and Security

The Mineral Resource and Reserve Estimates reported herein are based entirely on drilling, with the exception of three trenches, which were treated statistically as low-angle drill holes. The majority of drilling was completed prior to Canyon's acquisition of the Reward property in 2004. All the pre-2004 drilling (actually dating from 1999 and earlier) was undertaken prior to the promulgation of Canadian National Instrument 43-101, and the drilling and sampling documentation available lacks the detailed reporting of procedures which is the norm today. CAM therefore validated the database using tried geostatistical parameters, as described in Section 12.0.

Canyon's and Atna’s drilling and sampling were conducted under the direct supervision of a designated Qualified Person. The drilling did not present any unusual problems. Intervals selected for sampling by the geologist were determined by the visible presence of quartz veinlets and sulfides, in conjunction with results from previous drilling. Sampling, logging, and transport of samples was governed by written protocols described in Sections 10.0 and 11.0 for reverse-circulation and core drilling, which were designed to meet 43-101 standards. The protocols cover all aspects of the data handling, from accurate reporting of drill collars and downhole surveys, through sampling protocols, assay controls, and managing and interpreting analytical standards, to data base management.

1.6.1	Assaying and QA/QC

Canyon's and Atna’s work is very well-documented, but the 1999 and earlier programs have little procedural documentation available. CAM believes that Canyon’s and Atna’s sample preparation, security and analytical procedures were adequate to ensure the integrity of data. CAM’s verification procedures, as described in Section 12.0, indicate that the earlier databases are also acceptable.

Most of the 1995 Barrick holes had laboratory assay sheets from either Chemex or Barringer labs. Photocopies of the Chemex certificates indicated that laboratory procedures were consistent with current accepted industry practice. The fact that 4 to 7 kg samples were used indicates that a relatively large sample was taken at the drill rig, which is also consistent with current accepted practice. Chemex was diligent in using internal blanks, standards, and duplicates, in every batch. While the Barrick assay program does not conform to current practice of including field blanks, standards, and duplicates, CAM believes that the Barrick database was prepared according to accepted engineering practice at the time, and is suitable for use in a Feasibility Study if statistically confirmed by drilling and assaying using current standard practices.

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Canyon and Atna followed procedures described in their written protocols, under the headings Drill Sample Preparation and Analysis and Security and Chain of Custody. Canyon and Atna employees, corporate officers, or corporate directors were not involved in the drill sample collection or preparation process.

ALS Chemex Laboratories of Sparks, Nevada performed sample preparation and assays for Canyon and some of the 1995 Barrick samples. ALS Chemex in Sparks/Reno maintains ISO 9001:2008 certification and has received accreditation to ISO/IEC 17025:2005 from the Standards Council of Canada (SCC) for fire assay Au by atomic absorption. ALS Chemex standard specifications for sample preparation are clearly defined and monitored. ALS Chemex performed one-assay ton fire assays for gold with an atomic absorption finish utilizing written procedures Au-AAS25 and Au-AA23.

Canyon submitted two standards with known values per 20 samples, two blanks with every sample shipment, and a duplicate of coarse reject or split core for every 20 samples. Five percent of all the pulps assaying over 0.5 opt were to be submitted a second laboratory as part of a check assay program; however, drilling at Reward did not encounter the high grade samples.

Canyon’s blank samples were prepared from silica sand purchased from a local hardware store. However, the sand assayed an average of 0.025 ppm Au, equivalent to 0.0007 ounces per short ton, and did not prove to be sufficiently homogeneous for a blank reference. A material of better-known value will have to be developed on site for use in mine control of field samples. Canyon’s analytical standards were two commercially prepared reference standards purchased from RockLabs of New Zealand.

As an ISO 9001:2000 certified laboratory in 2006, ALS Chemex follow rigid control procedures as described on their website. The QC/QA procedures encompass sample preparation and all stages of assaying including review of internal blanks, standards, and duplicates in addition to those supplied by clients as part of routine sample shipments.

For the 15 reverse circulation drill holes completed by Atna in 2011, the sampler collected the sample at the drill and placed washed cuttings into the chip trays under the supervision of the William Stanley, Atna’s Vice President Exploration and a Qualified Person as defined under NI 43-101. Samples were collected directly into cloth sample bags, labeled without reference to the drill hole interval for security, allowed to drain at the drill site for one or two days, and then transported to the secure drill laydown yard for pre-shipment storage. Prior to shipment to the assay laboratory, Atna inserted certified assay standards and blanks into the sample sequence as part of the QA/QC protocol. The ISO 9001:2000 certified analytical laboratory Inspectorate America Corporation located in Sparks, Nevada was used for assay analysis. Inspectorate assay results for the QA/QC standards, blanks, and duplicates associated with the Atna 2011 reverse circulation drilling program are discussed in Section 11.4.2 of this report.

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1.7	Data Verification

The assay database provided to CAM by William Stanley, Atna Vice President of Exploration and a Qualified Person as defined under NI 43-101, contained data from 332 sample openings totaling 120,560 feet in length, with 21,121 assayed intervals. The drill holes were mostly reverse circulation holes, with a few rotary and core holes. The holes were drilled between 1987 and 2011 by Homestake, GEXA, TECO, Cloverleaf, Pathfinder, US Nevada, Barrick, Marigold/Glamis, and Canyon Resources, and Atna.

CAM’s geostatistician, Robert Sandefur, reformatted the data provided by Atna for use in the MicroMODEL software system. CAM used automated data processing procedures to ensure consistency and minimize errors in the database. The standard check procedures showed expectable results, and CAM considers the quality of the supplied database sufficient for NI 43-101 mineral Resources and Reserves estimation.

1.8	Mineral Processing and Metallurgical Testing

A variety of mineral processing methods and schemes have been tested and evaluated by Atna. Results of bottle-roll cyanide leaching tests, large and small diameter column leaching tests, and a variety of other metallurgical test work, indicates that the Reward ore is readily amenable to precious metals extraction by standard cyanide heap leaching techniques. Straight heap leaching of all ore crushed to 80 percent passing 12.5 millimeters (1/2 inch) is the economically preferred processing alternative and is estimated to yield an 80 percent initial recovery.

1.9	Mineral Resources

Definitions used in this report are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects.

The model used for mineral Resource estimation contained in this report is an update to the Block Model developed by CAM, and described in a May, 18 2007 CAM report to Canyon. The updated model incorporated drill data from 15 Atna reverse circulation holes drilled in 2011, and six Canyon reverse circulation holes drilled in 2006. Data from a total of 332 drill holes and three trenches was used in the estimation.

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The majority of the higher-grade material present within the study area occurs within nine sometimes adjacent pods or zones which have been modeled by wireframes within the block model. The wireframes used by CAM were developed by William Stanley, Atna Vice President of Exploration and a Qualified Person as defined under NI 43-101, using the Gemcom’s Surpac 6.2® geological modeling and mine planning package.

CAM reviewed the wireframes and found that they were consistent with the drill hole database and have been prepared according to accepted engineering practice. Grades were estimated by kriging of five foot composites capped at 0.400 ounces per ton gold (opt). The basic resource estimation methodology of constraining the estimate by wireframes, developing the resource model using 5 x 5 x 5' blocks to precisely reflect the wireframes, estimating resources by kriging with a sector search, re-blocking the small blocks to 10 x 20 x 20 to reflect the expected nature of mining equipment, and classifying resources by the distance to the nearest composite were unchanged. Changes to the resource estimation methodology included constraining the estimation the individual wireframes and changing the search within the wireframes to 250 x 250 x83 feet with the search oriented sub parallel to the major axis of the wireframe. CAM expanded the search within the wireframes to allow more data points to be used in estimation but the distance required for classification remained the same.

The Resource totals are summarized in Table 1-1. Mineral Resource tonnages include any Reserves which may be defined, since Reserves are a sub-set of the Resources. The mineral Resources shown in Table 14-5 could potentially be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues. However, these issues were considered and addressed in Sections 16.0 through 22.0 of this report. The effects on the Resources from issues presented above are expected to be minimal.

Table 1-1 2012 Mineral Resources for the Reward Gold Project, Nye County, Nevada
Imperial
Cut-off	Measured			Indicated			Measured & Indicated			Inferred
oz/ton Au	Tons	oz/ton Au	Ounces	Tons	oz/ton Au	Ounces	Tons	oz/ton Au	Ounces	Tons	oz/ton Au	Ounces
0.000	5,524,000	0.0198	109,400	102,739,000	0.0036	375,000	108,263,000	0.0045	484,300	5,604,000	0.0099	55,400
0.006	4,692,000	0.0227	106,400	13,363,000	0.0192	256,200	18,055,000	0.0201	362,600	4,757,000	0.0138	65,600
0.008	4,281,000	0.0242	103,500	11,815,000	0.0208	245,400	16,096,000	0.0217	348,900	3,358,000	0.0167	56,000
0.010	3,851,000	0.0259	99,600	10,381,000	0.0224	232,600	14,232,000	0.0233	332,100	2,560,000	0.0191	48,800

Metric
Cut-off	Measured			Indicated			Measured & Indicated			Inferred
g/t Au	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
0.00	5,011,289	0.68	109,300	93,203,253	0.13	375,000	98,214,542	0.15	484,300	5,083,863	0.34	55,400
0.21	4,256,511	0.78	106,400	12,122,710	0.66	256,200	16,379,220	0.69	362,600	4,315,478	0.47	65,600
0.27	3,883,658	0.83	103,500	10,718,388	0.71	245,400	14,602,046	0.74	348,900	3,046,326	0.57	56,000
0.34	3,493,568	0.89	99,600	9,417,485	0.77	232,500	12,911,053	0.80	332,100	2,322,393	0.65	48,800

Note: The numbers in the resource tables above may not precisely add up due to rounding. Atna utilizes the 0.006 oz/ton Au cut-off (0.21 g/t Au) as the base case cut-off grade based upon Atna’s Briggs Mine operating costs.

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Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral Reserves. Mineral Resources that are not mineral Reserves do not have demonstrated economic viability.

1.9.1	Density Measurements

CAM statistically analyzed the results of Barrick’s bulk-density measurements on 65 surface and underground hand samples from Reward. Barrick’s methodology was to weigh samples in air, then seal them in acetate-polyurethane before weighing in water. The average value specific gravity or bulk density obtained was 2.60 grams per cubic centimeter.

CAM’s analysis suggests that the Barrick bulk density data is from a mixture of two or more normal distributions. The mean of these data is 2.58 tonnes per cubic meter. There were a statistically-sufficient number of bulk-density measurements for use in a feasibility study. In summary, CAM believes that the use of a constant bulk density of 2.58 tonnes per cubic meter (equivalent to 12.40 cubic feet per short ton) is appropriate and adequate for feasibility study. This figure was used by CAM in estimation of tonnages of mineral Resources and Reserves at Reward.

1.10	Mineral Reserve Estimate

Mineral Reserves are classified as Proven and Probable material contained within the ultimate pits, and summarized using Measured and Indicated Resource classifications. The economic model used to develop Mineral Reserves is based upon a long term gold price of US$1300 per troy ounce. Proven and Probable Mineral Reserves for the Reward Project are estimated at 11.86 million tons of ore grading 0.022 troy ounces per ton gold. Waste rock is estimated to be 36.4 million tons for a stripping ratio of 3.07 (tons of waste per ton of ore). The internal dollar value cutoff used to report reserves covers the costs of ore processing, G&A and incremental ore mining. Mineral Reserves for the Reward Project have an effective date of 31 December 2011, and are summarized in Table 1-2.

Contained metal is estimated to be 265.8 thousand troy ounces of gold. Recoverable metal is estimated to be 212.6 thousand troy ounces of gold. Silver is considered to be economically insignificant.

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Table 1-2 Reward Project Mineral Reserves - December 31, 2011
		Ore (> $0.01/ton - internal cutoff)
Area	Reserve Classification	Tons (x 1000)	Au Grade (opt)	Contained Au Ounces (x 1000)
	Proven	3,491.8	0.0249	87.1
Reward	Probable	7,812.1	0.0214	167.3
	Sub-Total	11,303.9	0.0225	254.3

	Proven	181.4	0.0198	3.6
Gold Ace	Probable	370.9	0.0213	7.9
	Sub-Total	552.3	0.0208	11.5

	Proven	3,673.1	0.0247	90.6
Total - All Areas	Probable	8,183.1	0.0214	175.2
	Grand Total	11,856.2	0.0224	265.8

Notes to Accompany Mineral Reserve Table:

•	The effective date of the Mineral Reserves is 31 December 2011.
•	Mineral Reserves are reported using a gold price of US$1,300/oz.
•	Mineral Reserves are reported using an internal net value > $0.01 (excluding mining cost).
•	The above mineral reserve estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects".

The results of the economic analysis to support mineral reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Areas of uncertainty that may materially impact mineral reserve estimation include:

•	Commodity price assumptions;
•	Capital and operating cost estimates; and
•	Geotechnical slope designs for pit walls.

The Mineral Reserves are dependent on Atna receiving all necessary permits from state and federal regulatory authorities for mining and mineral processing operations.

1.11	Mining Methods

The Reward Project is planned to be a conventional open pit operation with mining conducted by front-end loaders paired with 100-ton haul trucks and ore processed via heap leaching. Ore production is scheduled at 5,385 tons per day and total material production (mineral reserve and waste) generally ranges between 20,000 and 25,000 tons per day. Operations will be conducted on 20-foot benches.

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A mixture of new and used mining equipment will be utilized for the project. Material will be excavated with CAT 992 loaders and CAT 777 haul trucks will be used to haul ore to the crusher and waste to the waste dumps.

Due to the small size of the ultimate pit and the short mine life, no conventional large-scale phasing was developed for Reward. The Good Hope area on the north end of the Reward area was sequenced first, followed by the Gold Ace pits and the Bull Moose areas.

Ore from the Good Hope area from the 4,180 bench and below will be hauled to the crusher via the North haul road which exits to the west side of the northern end of the Good Hope area. This is a considerably longer haul than that for the ore mined from the Bull Moose areas. Ore mined from the Bull Moose areas follows the South Pit haul road exiting to the south.

The mine production schedule was developed for Reward on a monthly basis to deliver 5,385 tons of ore per day to the crusher. Sufficient waste mining is scheduled to assure sustained ore release of the required ore throughout the mine life. Mining will commence in the Good Hope area on the north end of the Reward area followed by the Gold Ace pits and the Bull Moose areas. The mine production schedule summarized by year is shown in Table 16-1.

The mining life is projected to be approximately 6.5 years and gold will be produced for approximately 7.5 years. Annual production is summarized in Table 1-3.

Table 1-3 Annual Production Summary
	Material Mined						Production
	Ore			Waste	Total
Year	Tons (x1000)	Au (opt)	Au Ounces (Contained)	Tons (x1000)	Tons (x1000)	Strip Ratio	Gold Ounces
0	227.3	0.025	5,677	3,270.4	3,498	14.4	0
1	1,933.1	0.023	44,826	6,916.2	8,849	3.6	30,146
2	2,245.1	0.028	62,902	6,052.9	8,298	2.7	44,913
3	1,915.3	0.022	42,318	8,182.2	10,097	4.3	36,547
4	1,767.5	0.022	38,239	7,162.3	8,930	4.1	34,881
5	1,739.7	0.017	28,826	3,265.3	5,005	1.9	28,267
6	2,028.3	0.021	43,023	1,539.2	3,567	0.8	32,441
7	0.0	0.000	0	0.0	0	0.0	5,453

Total	11,856.2	0.022	265,810	36,388.5	48,245	3.1	212,648

Reward Project 29 June 2012	12

1.12	Recovery Methods

A variety of processing methods and schemes have been evaluated in assessment of the project, especially by Barrick, Canyon Resources, and Atna. Bottle-roll cyanide leaching tests, large- and small-diameter column leaching tests, and a variety of other metallurgical test work has indicated that the Reward ore is readily amenable to precious metals extraction by standard cyanide heap leaching techniques.

Straight heap leaching of all ore crushed to 80 percent passing 12.5 millimeters (1/2 inch) is the best process alternative on an economic basis, and also has the lowest technical, operational and commercial risk. This proven process has been shown to work well and has been successfully applied at other mines.

Recent column-leach tests at McClelland Labs indicate that an overall recovery of 80 percent appears reasonable for the main leach period with an additional two percent recovery occurring during drain down and pad restoration.

1.13	Project Infrastructure

Due to the limited size and scope of the Project, the proximity to local US Highway 95 and the community of Beatty, the required Project infrastructure is minimal, and mostly mobile or temporary in nature. The Reward Project Plan of Operations submitted to the BLM includes the following mining and infrastructure development items:

•	development of the Reward deposit into an open pit mine;
•	construction of waste rock dumps associated with the Reward deposit open pits;
•	construction of a heap leach facility, including heap leach pads, solution collection system, process ponds and tanks, and a carbon absorption circuit and facility;
•	operation of a portable/semi portable ore crushing and stacking facility;
•	use of a newly completed water well and construction of water delivery pipeline from the well to the project area (approximately 1 mile);
•	construction of ancillary facilities to support the proposed operation;

•	tie-in to the regional electrical power grid;
•	construction of onsite mine haulage and onsite mine personnel access roadways; and
•	ongoing development and exploration to include drilling and sampling.

The proposed operations will directly impact approximately 287 acres within the project boundary. Planned infrastructure is adequate to meet the needs of the Project and is discussed in further detail in Section 18.0.

Reward Project 29 June 2012	13

1.14	Environmental Studies, Permitting, and Social Impacts

Atna is required to obtain numerous permits prior to and during the operational period at Reward, as summarized in Table 20-1. As shown on Table 20-1, the permitting process for Reward is well-advanced and it appears that the issuance of the necessary permits is reasonably assured for a 2013 start-up date. The Reward property is not subject to any known environmental liabilities or mitigation measures.

Atna developed a detailed cost estimate for reclamation of the Project using the Nevada statutory model and calculated a required additional reclamation bond cost of $5.90 million dollars. It is anticipated that an additional $3.5 million will be required on Phase 2 leach pad construction in late 2015. The Nevada statutory model is an inflexible model that incorporates rental equipment and Davis & Bacon labor rates. Atna revised the detailed cost estimate for reclamation based on the equipment fleet owned by Atna (with the exception of scrapers) and equipment rates from the Nevada Cost Estimator. The revised reclamation cost estimate is $4.0 million dollars.

Atna works with a Surety to place bond requirements by depositing 40 percent of cash face value as collateral at this and other sites under its control. A Phase 1 bond of $0.86 million has been placed to allow construction of wildlife fencing, power line construction and water well and pipeline development. Construction of the wildlife fencing, drilling and completion of the production water well and installation of power lined to the base of the access road has been completed.

1.15	Capital and Operating Costs Update

The Feasibility Study for the Project was completed in February 2008. Capital and operating costs were updated for this study to reflect current costs.

Capital costs are summarized in Table 1-4. Operating costs are summarized in Table 1-5.

Reward Project 29 June 2012	14

Table 1-4 Summary – Pre-Production Capital Cost (US$)
Description	Item Cost
Infrastructure
Roads, Water, Electrical Power, & Support Facilities	1,941,422
Sub Total	1,941,422
Mining
Mining; Pre-stripping	5,746,000
Mining Equipment (trucks, loaders, dozers, etc.)	20,625,000
Sub Total	26,371,000
Crushing, Screening, Conveying & Stacking
Crushing & Screening, Conveying & Stacking	7,879,874
Sub Total	7,879,874
Heap Leach Facility	11,929,549
Process Facility	1,198,643
Communications & Security	50,648
TOTAL DIRECT COSTS	49,371,136
OTHER COSTS	796,921
TAXES, FREIGHT & FEES	2,055,562
CONTINGENCY	2,188,442

TOTAL CAPITAL COST	54,412,062

Table 1-5 Operating Cost Summary
Area	Total Cost ($ x 1000)	Unit Cost Per Total Ton	Unit Cost Per Ore Ton	Unit Cost Per Gold Ounce Sold
Mining	54,253	1.12	4.58	255.13
Processing	40,854	0.85	3.45	192.12
Processing	12,565	0.26	1.06	59.09
Total Site Cost	107,671	2.23	9.08	506.33
Net Smelter Royalty	8,267	0.17	0.70	38.88
Transportation and Refining Cost	276	0.01	0.02	1.30
Nevada Mineral Extraction Tax	6,353	0.13	0.54	29.88
Total Offsite Cost	14,897	0.31	1.26	70.05

TOTAL CASH COST	122,568	2.54	10.34	576.39

Reward Project 29 June 2012	15

1.16	Economic Analysis

The mining life is projected to be approximately 6.5 years and gold will be produced for approximately 7.5 years. The cash flow is presented in Table 1-6 and indicates a payback period of 2.25 years.

Table 1-6 Cash Flow Summary
		Year
Item	Units	0	1	2	3	4	5	6	7	8
Gold Sold	Ounces	0	30,146	44,913	36,547	34,881	28,267	32,441	5,453	0
Gross Revenue	US$ x1000	0	39,190	58,386	47,511	45,346	36,747	42,174	7,089	0
NSR Royalty	US$ x1000	0	(1,172)	(1,746)	(1,421)	(1,356)	(1,099)	(1,261)	(212)	0

Direct Costs
Mining	US$ x1000	(4,802)	(10,822)	(10,464)	(11,499)	(10,170)	(6,071)	(5,227)	0	0
Process	US$ x1000	(22)	(6,327)	(6,484)	(6,414)	(6,281)	(6,181)	(6,208)	(2,960)	0
G&A	US$ x1000	(421)	(1,749)	(1,811)	(1,811)	(1,811)	(1,811)	(1,811)	(1,759)	0
Nevada Mineral Extraction Tax	US$ x1000	0	(761)	(1,604)	(1,071)	(968)	(821)	(1,087)	(41)	0
Total - Direct Costs	US$ x1000	0	(19,659)	(20,364)	(20,795)	(19,230)	(14,884)	(14,333)	(4,759)	0
Direct Unit Cash Cost	US$/oz	0	652	453	569	551	527	442	873	0

Operating Profit	US$ x1000	0	18,320	36,218	25,247	24,714	20,727	26,537	2,111	0
Net Cash Flow	US$ x1000	(34,525)	10,741	28,726	13,437	19,914	20,672	26,649	1,932	7,099
Cumulative Cash Flow	US$ x1000	(34,525)	(115,658)	(24,472)	61,558	128,884	208,092	300,869	351,694	94,644

1.17	Interpretation and Conclusions

1.	The Reward deposit is a vein-stockwork gold-pyrite system of probable mesothermal origin, hosted in highly-fractured quartzites, siltstones, and limestones of Cambrian to Late Proterozoic age. It lies within the broad regional fracture zone referred to as the Reward Shear.
2.	Drilling, totaling more than 300 holes, has allowed good characterization of the geology and mineralization. Two mineralized zones have been defined: the Reward Zone (3,000+ feet long by up to 200 feet wide) and the Gold Ace Zone (750 feet long, up to 100 feet wide).
3.	A review of older drilling and assaying (1987-1999) and statistical comparison with 2006-7 and 2011 drilling by Canyon and Atna shows that the old and new data are suitable for use in estimation of tonnages and grades.
4.	Mineral Resource calculations using a kriged block model have defined Measured plus Indicated Mineral Resource containing 18 million short tons grading 0.0201 ounces gold per short ton and containing 362,600 ounces of gold.
Reward Project 29 June 2012	16

5.	Based on bottle-roll tests, overall recovery of gold is estimated to be 80 percent, plus two percent from residual recovery. Silver recovery was not estimated at this time.
6.	Economic analyses indicate the Project has a positive rate of return at an assumed gold price of $1300.00 per ounce.

1.18	Recommendations

Following are recommendations regarding the Reward Project:

1.	CAM believes the data handling procedures are adequate and acceptable, but best practices are to use modern database management tools. For example, the database for the project has data used for estimation in several different types of non-uniform tables. Mnemonic, rather than numeric, codes indicating geographic locations would be helpful in defining areas.
2.	CAM believes that the modeling procedures used are acceptable for a feasibility level study but notes that these procedures will probably have to be revised as actual production experience is obtained.
3.	Based on a positive rate of return at an assumed gold price of $1300.00 per ounce, it is recommended that construction of the Project proceed.

Reward Project 29 June 2012	17

2.0	Introduction

2.1	Client

This Technical Report was prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood, Colorado for Atna Resources, Ltd., a public company listed on the Toronto Stock Exchange. Canyon Resources Corporation of Golden, Colorado, a Delaware corporation is a wholly-owned subsidiary of Atna, since the March 18, 2008 merger of Canyon with Atna. In June 2007, Canyon incorporated CR Reward Corporation (herein "CRRC") to own and operate the Reward Mine. CRRC controls the Reward mineral properties near Beatty in Nye County, Nevada which contains the gold mineralization described in this report. References in this report to Canyon, CRRC or Atna may also refer to the other.

2.2	Purpose

This report was written to describe, in a manner compliant with Canadian National Instrument 43-101, the gold mineralization on the Reward property, and to update Mineral Resources and Mineral Reserves estimates provided in the previous 43-101.

2.3	Sources of Information.

Numerous sources of information were used in the preparation of this Technical Report. These include more than 1,000 documents in digital, scanned, or hard-copy format. The most important of these documents are enumerated in Section 27 ("References"), and in the various chapters of the Feasibility Study (CAM, 2008).

2.4	Personal Inspections by Qualified Persons

Qualified Person mining engineer Matthew Reilly and Qualified Person geologist Fred Barnard visited Reward on May 16, 2012. The property had been previously visited by the following of CAM’s Qualified Persons: geologist Fred Barnard on July 21, 2007; engineer Mike Read on July 16, 2007; engineers Greg Chlumsky and Robert Sandefur on March 20, 2008, and engineer Mike Read again on March 10, 2009.

During the May 2012 visit, Messrs Barnard and Reilly visited CRRC’s project office in downtown Beatty, as well as the project site. Mr. Barnard reviewed reverse-circulation cuttings from mineralized intervals in 2011 drill holes RW11-023, 025, 031, 032, 034, and 036. At the project site, collar locations of several holes were reviewed, as well as altered and mineralized exposures inside the proposed Reward Pit boundaries.

Reward Project 29 June 2012	18

2.5	Definitions and Abbreviations

2.5.1	Definitions

TERM	DEFINITION

ADR Plant	Adsorption desorption refinery plant

Adsorption	Physical adherence of chemicals to substrates without chemical reaction, in this case soluble gold complexes to activated carbon

Agglomerate	The act of binding fine particles together to create coarse particles as part of a mineral processing activity

Billion	One thousand million

Blast-hole rig	A drilling machine used for drilling holes into rock which are then filled with explosives in order to blast the rock into fragments

Briggs Mine	Heap-leach gold mine located in California, approximately 85 miles by road from Reward, and operated by Atna

Gold	The element gold, chemical symbol Au, with specific gravity 19

Cash cost	A measure of the average cost of producing an ounce of gold, calculated by dividing the total average costs in a period by the total gold production over the same period. Working costs represent total operating cost less depreciation and amortization and other non-cash items. In determining the cash cost of different elements of the operations, it is necessary to allocate overheads

Cross section	A diagram or drawing that shows features transected by a vertical plane drawn at right angles to the longer of the axis of a geologic feature

Crushing Plant	Installed equipment used to reduce the size of ore fed to the equipment by crushing it to a predetermined size

Cut-off Grade	The lowest grade of mineral Resources considered economic to extract; used in the calculation of the ore reserves in a given deposit

Cyanide leach	The extraction of a precious metal from an ore by its dissolution in a cyanide solution

Development	The initial stages of opening up a new mine

Core drilling	A drilling method, where the rock is cut with a diamond bit, usually to extract cores

Dilution	Waste which is commingled with ore in the mining process

Dip	The angle that a structural surface; i.e., a bedding or fault plane, makes with horizontal measured perpendicular to the strike of the structure

Dore’	Unrefined alloy consisting predominantly of gold with lesser quantities of silver and base metals

Down Dip	Downward along the direction of a structural surface

Electro-winning	Recovery of gold by passing an electric current through a solution containing dissolved gold which causes the gold to deposit on a cathode

Exploration	Prospecting, sampling, mapping, diamond drilling, and other work involved in the search for mineralization

Faulting	The process of fracturing that produces a displacement in the rock strata

Feasibility	A definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Flux	Chemicals used in smelting to facilitate the melting of metal from the impure concentrate in which the metal is contained

Footwall	The underlying side of a fault, an orebody, or mine workings

Reward Project 29 June 2012	19

TERM	DEFINITION

G&A	General and administrative costs

Geochemical sampling	Samples of soils, stream sediments or rock chips taken to determine the quantities of trace and minor elements

Gold equivalent	grade in grams per tonne is calculated by dividing the total recoverable revenues from one tonne of ore by the gold price per gram.

Grade	The relative quality or percentage of ore metal content

Hanging wall	The overlying side of a fault, an orebody or mine workings

Haul truck	A self-propelled vehicle used to transport material

Heap leaching, dump leaching	A low-cost technique for extracting metals from ore by percolating chemical solutions through piles of ore placed on impervious pads, and recovering metals from the percolated solutions.

HDPE	High density polyethylene, a plastic used in the form of sheeting to create an impervious plastic membrane in heap leach operations

Igneous	Rocks solidified from molten material often produced as a result of volcanic activity

Inferred Resources	An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral Reserves.

Indicated Resources	An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

In-situ	In place; i.e., within unbroken rock in the ground

Level	The workings of a mine which are on the same horizontal plane

Measured Resources	A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgical Recovery	Proportion of metal in ore which is recovered by a metallurgical process or processes

Metallurgy	In the context of this report, the science of extracting metals form ores and preparing them for sale.

Mineable	That portion of a resource for which extraction is technically and economically feasible.

Mineral Resource	Mineral material present in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineralized zone	Any mass of host rock in which minerals of potential commercial value occur

Ore	Rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit

Open pit/open cut	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody	A continuous well-defined mass of ore of sufficient volume to make extraction economically feasible

Reward Project 29 June 2012	20

TERM	DEFINITION

Ounce	In the context of precious metals measurement this refers to a troy ounce (31.1035 grams per tonne)

Pad	A specially prepared area covered with an impermeable plastic liner, typically HDPE, on which ore is placed prior to leaching

Pond	An excavation, typically double-lined with HDPE sheeting, which is used to store leach process solution and runoff water

Precambrian	All geological time and the corresponding rocks before the beginning of the Paleozoic Era (i.e., older than approximately 570 million years)

Pregnant solution	Chemical solution, in this case cyanide solution, containing dissolved valuable substances, in this case gold and silver

Pre-stripping	Removal of overburden in advance of beginning operations to remove ore in an open pit operation

Probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven reserves	Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established

Reagent	A chemical substance used to induce a chemical reaction

Refining	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Refractory	Any ore that does not respond to conventional leaching (cyanidation) to produce acceptable product recoveries without an intermediate step to address its refractory attributes (usually, but not always, some form of oxidation)

Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination

Resource	The tonnage of a mineral deposit which can be calculated to be in the ground from drill hole and other sample information.

RVC	A drilling method employing double-walled drill rods. The drilling fluid (usually air or water) is pushed down the annulus between the rods. The cuttings are blown up in the middle. Reverse Circulation drilling

Run-of Mine	Rock of various sizes resulting from blasting activities within the mine , before any further processing is undertaken on it.

Sampling	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content). Samples may also be taken of semi-processed and processed products for assay.

Slurry	A fluid comprising fine solids suspended in a solution (generally water containing additives).

Smelting	Thermal process whereby molten metal is liberated form a concentrate, with impurities separating into a lighter slag

Stockpile	A store of unprocessed ore or marginal grade material

Strike	The direction that a structural surface takes as it intersects the horizontal

Stripping	The process of removing overburden to expose ore

Stripping ratio	The ratio of overburden and waste to ore in an open pit operation

Total operating cost	A measure of the average cost of producing an ounce of gold, calculated by dividing the total operating costs in a period by the total gold production over the same period

Volcanic	Igneous rocks that have reached or nearly reached the earth's surface before solidifying

Waste	Rock lacking sufficient grade and/or other characteristics of ore to be economic

Reward Project 29 June 2012	21

2.5.2	Abbreviations

ABREVIATION	UNIT

AAS	Atomic Absorption Spectroscopy

acre	Acre

ADR	Adsorb, desorb, refine

Ag	Silver

AQB	Air Quality Bureau

asml	average mean sea level

Au	Gold

BLM	Bureau of Land Management

cfm	cubic-feet-per-minute

cfs	cubic-feet-per-second

COE	U.S. Corps of Engineers

CPM	Critical Path Schedule

cu ft	cubic feet

cu yd	cubic yard

d	Day

DIFS	Davy International Feasibility Study

DTM	digital terrain model

EA	Environmental Assessment

EIS	Environmental Impact Statement

EPC	engineering, procurement, and construction

ft	Foot

G&A	General and Administration

g	Gram

gal	Gallon

gpm	gallon per minute

HMO	hot mix asphalt

hp	Horsepower

hr	Hour

HVAC	heating, ventilation, air conditioner

in	Inch

JCS	job cost system

kg	Kilogram

km	Kilometer

kV	Kilovolt

kVA	kilovolt-ampere

kW	Kilowatt

l	Liter

lb	Pound

MCL	Maximum contaminant levels

mi	Mile

Reward Project 29 June 2012	22

ABREVIATION	UNIT

mil	0.001 inch

min	Minute

ml/l	milliliters per liter

mph	miles per hour

MSHA	Mine Safety Health Administration

msl	mean sea level

MTO	material take-off

MVA	megavolt ampere

MW	Megawatt

MY	Million Years

NBPC	Net of By-product Credit

NEPA	National Environmental Policy Act

NSR	Net Smelter Return

Opt or oz/ton	Ounces per ton

PFD	process flow diagram

POO	Plan of Operation

ppm	Parts per million

psf	pounds per square foot

psi	pounds per square inch

QA/QC	quality assurance/quality control

ROM	Run-of –Mine

RVC	Reverse Circulation Drilling

s	Seconds

sec	Seconds

SMU	selective mining unit

t	Short Ton (2,000 pounds)

tpd	ton per day

tpy	ton per year

UBC	uniform building code

Ug/m3	micrograms per cubic meter

oz	ounce (troy)

$	United States dollars

V	Volt

W	Watt

WAD	Weak acid dissociable

yd	Yard

yr	Year

/	Per

2.5.3	Units and Coordinate System

This report uses the British Imperial system of weights and measures for most purposes.

Reward Project 29 June 2012	23

A local mine coordinate system in feet is used for purposes of the Feasibility Study. The UTM planar coordinate system is encountered on some maps, including government maps of the area. The Reward project area is within Zone 11 of the NAD27 datum. Vertical control is from the NAVD88 datum.

Reward Project 29 June 2012	24

3.0	Reliance on Other Experts

In the preparation of this report, CAM obtained written or verbal data from the Atna persons below:

•	Mr. James Hesketh, President and CEO;
•	Mr. Doug Steward, COO;
•	Mr. William Stanley, Vice President, Exploration; and
•	Ms. Joy Moseley, Property Manager.

The information received was independently verified by CAM as indicated below in the various sections of this Report.

Reward Project 29 June 2012	25

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Reward property is in Nye County, Nevada, centered about 7 miles south-southeast of the town of Beatty (Figures 4-1, 4-2). The various mineral properties which define the Project area lie within sections 1, 2, 3, 10, and 11 of Township 13 South, Range 47 East, and sections 33, 34, and 35 of Township 12 South, Range 47 East, all referred to the Mount Diablo Baseline and Meridian.

The area is shown on the USGS topographic quadrangle map of Carrara Canyon, scale 1:24,000.

Figure 4-1

Location of Reward Project in Nevada

Reward Project 29 June 2012	26

Figure 4-2

Detail of Reward Project Location

4.2	Mineral Properties

The Reward project encompasses 125 individual federal mining claims and mineral properties, totaling 2,213 net acres, as shown in Table 4-1. Under U.S. mining law, claims may be renewed annually an unlimited number of years upon a small payment per claim (currently $ 140 per claim nationally), and the same claim status – whether lode or placer – may be used for exploration or exploitation of the lodes or placers. State, federal, and local regulations involving environmental, mining, and business activities must be followed.

Canyon acquired the core of the Reward property in 2004 through three mineral leases with private owners for patented and unpatented mining claims. In 2006, Canyon completed acquisition of the six patented placer claims, with Barrick Gold of North America retaining a 3% Net Smelter Return royalty on these patents. Canyon also staked new unpatented lode and millsite claims in the project area during 2005, 2006, and 2007. By Assignment dated 10/10/2008, Canyon assigned all properties owned to CRRC. In December of 2011, CRRC acquired the 2 placer claims which underlie several of the RM lode claims.

Reward Project 29 June 2012	27

The property position as of April 1, 2012 is shown on Figures 4-3 and 4-4. Neither Barrick nor anyone else have back-in or option rights on the properties shown on Table 4-1, other than the royalties and payments mentioned in Section 4.3.

CAM verified that the unpatented claims shown on Table 4-3 are listed as “active” on the website of the Bureau of Land Management (accessed in June 2012 at www.blm.gov/lr2000/), and that their ownerships are as shown on Table 4-3.

Reward Project 29 June 2012	28

33
34
35
T12S R47E
T13S R47E
4
3
2
9
10
11
16
15
14
VALENCIA PLACER
MARION PLACER
REGIUS PLACER
PENTELLIC PLACER
AMERICAN PLACER
TRINITY PLACER
GOOD HOPE
REWARD
Reward South No. 1
Reward South No. 2
April Gold Ace
RP 1
RP 2
RP 3
RP 4
RP 5
RP 6
RP 7
RP 8
RP 9
RP 10
RP 11
RP 12
RP 13
RP 14
RP 15
RP 16
RP 17
RP 18
RP 19
RP 20
RP 94
RP 95
RP 21
RP 22
RP 23
RP 24
RP 25
RP 26
RP 27
RP 28
RP 29
RP 30
RP 31
RP 32
RP 33
RP 34
RP 35
RP 36
RP 37
RP 38
RP 41
RP 42
RP 96
RP 97
RP 43
RP 44
RP 45
RP 46
RP 47
RP 48
RP 49
RP 50
RP 51
RP 52
RP 53
RP 56
RP 57
RP 58
RP 59
RP 60
RP 61
RP 62
RP 63
RP 64
RP 65
RP 66
RP 67
RP 68
RP 69
RP 70
RP 71
RP 72
RP 77
RP 78
RP 79
RP 80
RP 81
RP 82
RP 85
RP 86
RP 87
RP 88
RP 89
RP 90
RP 91
RP 92
RP 93
N
0'
1000'
2000'
3000'
Scale in Feet

Figure 4-3

CR Reward-Controlled Mineral Claims at Reward Project

Reward Project 29 June 2012	29

RP 33
RP 34
RP 35
RP 36
RP 37
RP 38
RP 39
RP 40
RP 41
RP 42
RP 96
RP 97
RP 98
RP 99
Bull Moose 14
GOOD HOPE
HARDWAY
Reward Pit
BULL MOOSE 1
BULL MOOSE 2
REWARD
SUNSHINE
VALENCIA
MARION
Gold Ace Pit
Gold Ace Mine
April Gold Ace
BULL MOOSE 3
BULL MOOSE 4
BULL MOOSE 5
BULL MOOSE 6
REGIUS
PENTELLIC
RP 54
RP 55
RP 83
Reward South No. 1
Reward South No. 2
Bull Moose 9
McOrser
Bull Moose 10
Bull Moose 11
Bull Moose 12
Bull Moose 13
RP 53
RP 76
RP 84
RP 73
RP 74
RP 75
RP 52
RP 67
RP 69
RP 71
N
0'
400'
800'
1200'
FEET
RP 56
RP 57
RP 58
RP 59
RP 60
RP 61
RP 62
RP 63
RP 64
RP 65
RP 66
RP 68
RP 70
RP 72
95

Figure 4-4

Detail of Reward Claims in Core Area

(Proposed locations of the Reward and Gold Ace pits are shown.)

Reward Project 29 June 2012	30

The claims listed on Table 4-1 have not been legally surveyed, except that the patented claims were legally surveyed prior to the date of patenting. The unpatented lode claims are readily identifiable and locatable the field, due to distinctive topographic features and the near-absence of vegetation.

In addition to properties controlled by CRRC, there are some other mineral properties in the vicinity of the Reward project. Barrick Bullfrog owns a large number of patented placer claims, east of and adjoining the CRRC placer patents.

Sections 1, 2, 3, 6, 10, and 11 are in T13S, R47E, and sections 33, 34, and 35 are in T 12S, R47E.

Table 4-1 Mineral Properties, Reward Project

Claim No/Name	Claim Type	Location Section Number	Area, Acres (nominal, unless patented)	CRRC Control (% owned, or name of lessor)	Year Staked or Patented	Taxes or BLM Rentals Paid Until
American	Patented placer	1 & 2	40	100%CRRC	1916	1 July 2012
Pentellic	Patented placer	2	20	100%CRRC	1916	1 July 2012
Regius	Patented placer	1 & 2	60	100%CRRC	1916	1 July 2012
Marion	Patented placer	2	40	100%CRRC	1916	1 July 2012
Valencia	Patented placer	2	20	100%CRRC	1923	1 July 2012
Trinity	Patented placer	1 & 2	40	100%CRRC	1925	1 July 2012

Sunshine	Unpatented lode	2	9	Connolly and Webster leases	1957	1 Sept 2012
Reward	Unpatented lode	2	20	Connolly and Webster leases	1957	1 Sept 2012
Hardway	Unpatented lode	2	20	Orser-McFall lease	2003	1 Sept 2012
Bull Moose #1	Unpatented lode	2	10	Orser-McFall lease	2003	1 Sept 2012
Bull Moose #2	Unpatented lode	2	5	Orser-McFall lease	2003	1 Sept 2012
Bull Moose #3	Unpatented lode	2	5	Orser-McFall lease	2003	1 Sept 2012
Bull Moose #4	Unpatented lode	2	10	Orser-McFall lease	2004	1 Sept 2012
Bull Moose #5	Unpatented lode	2	5	Orser-McFall lease	2003	1 Sept 2012
Bull Moose #6	Unpatented lode	2	5	Orser-McFall lease	2003	1 Sept 2012
Reward South #1	Unpatented lode	2	19	Orser-McFall lease	2004	1 Sept 2012
Reward South #2	Unpatented lode	2	19	Orser-McFall lease	2004	1 Sept 2012
McOrser	Unpatented lode	2	8	Orser-McFall lease	2004	1 Sept 2012
April Gold Ace	Unpatented lode	2	16	Orser-McFall lease	2004	1 Sept 2012
Bull Moose #9	Unpatented placer	2	3	Orser-McFall lease	2004	1 Sept 2012
Bull Moose #10	Unpatented placer	2	10	Orser-McFall lease	2004	1 Sept 2012
Bull Moose #11	Unpatented placer	2	10	Orser-McFall lease	2004	1 Sept 2012
Bull Moose #12	Unpatented placer	2	9	Orser-McFall lease	2004	1 Sept 2012
Bull Moose #13	Unpatented placer	2	11	Orser-McFall lease	2004	1 Sept 2012
Bull Moose #14	Unpatented placer	2	18	Orser-McFall lease	2004	1 Sept 2012

Good Hope	Unpatented lode	2	20	Orser-McFall and Webster leases	2003	1 Sept 2012

Reward Project 29 June 2012	31

Table 4-1 Mineral Properties, Reward Project

Claim No/Name	Claim Type	Location Section Number	Area, Acres (nominal, unless patented)	CRRC Control (% owned, or name of lessor)	Year Staked or Patented	Taxes or BLM Rentals Paid Until
Double RS	Unpatented placer	3 & 10	80	VanMeeteren et al lease	1966	1 Sept 2012
Durlers Hope	Unpatented placer	3	40	VanMeeteren et al lease	1966	1 Sept 2012
RP 1	Unpatented lode	33	20	100% CRRC	2005	1 Sept 2012
RP 2	Unpatented lode	33 & 34	20	100% CRRC	2005	1 Sept 2012
RP 3	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 4	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 5	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 6	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 7	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 8	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 9	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 10	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 11	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 12	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 13	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 14	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 15	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 16	Unpatented lode	34	20	100% CRRC	2005	1 Sept 2012
RP 17	Unpatented lode	34 & 35	20	100% CRRC	2005	1 Sept 2012
RP 18	Unpatented lode	34 & 35	20	100% CRRC	2005	1 Sept 2012
RP 19	Unpatented lode	35	20	100% CRRC	2005	1 Sept 2012
RP 20	Unpatented lode	35	20	100% CRRC	2005	1 Sept 2012
RP 21	Unpatented lode	33 & 4	20	100% CRRC	2005	1 Sept 2012
RP 22	Unpatented lode	3 & 34	20	100% CRRC	2005	1 Sept 2012
RP 23	Unpatented lode	3, 33,34	20	100% CRRC	2005	1 Sept 2012
RP 24	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 25	Unpatented lode	34 & 3	20	100% CRRC	2005	1 Sept 2012
RP 26	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 27	Unpatented lode	34 & 3	20	100% CRRC	2005	1 Sept 2012
RP 28	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 29	Unpatented lode	34 & 3	20	100% CRRC	2005	1 Sept 2012
RP 30	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 31	Unpatented lode	34 & 3	20	100% CRRC	2005	1 Sept 2012
RP 32	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 33	Unpatented lode	34 & 3	20	100% CRRC	2005	1 Sept 2012
RP 34	Unpatented lode	3	17	100% CRRC	2005	1 Sept 2012
RP 35	Unpatented lode	34 & 3	20	100% CRRC	2005	1 Sept 2012
RP 36	Unpatented lode	3	18	100% CRRC	2005	1 Sept 2012
RP 37	Unpatented lode	34 & 3	20	100% CRRC	2005	1 Sept 2012
RP 38	Unpatented lode	3	17	100% CRRC	2005	1 Sept 2012
RP 39	Unpatented lode	34 & 3	15	100% CRRC	2005	1 Sept 2012
RP 40	Unpatented lode	2 & 3	5	100% CRRC	2005	1 Sept 2012
RP 41	Unpatented lode	2, 34,35	6	100% CRRC	2005	1 Sept 2012
RP 42	Unpatented lode	35 & 2	15	100% CRRC	2005	1 Sept 2012
RP 43	Unpatented lode	3 & 3	20	100% CRRC	2005	1 Sept 2012
RP 44	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012

Reward Project 29 June 2012	32

Table 4-1 Mineral Properties, Reward Project

Claim No/Name	Claim Type	Location Section Number	Area, Acres (nominal, unless patented)	CRRC Control (% owned, or name of lessor)	Year Staked or Patented	Taxes or BLM Rentals Paid Until
RP 45	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 46	Unpatented lode	3 & 10	20	100% CRRC	2005	1 Sept 2012
RP 47	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 48	Unpatented lode	3 & 10	20	100% CRRC	2005	1 Sept 2012
RP 49	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 50	Unpatented lode	3 & 10	20	100% CRRC	2005	1 Sept 2012
RP 51	Unpatented lode	3	20	100% CRRC	2005	1 Sept 2012
RP 52	Unpatented lode	3 & 10	20	100% CRRC	2005	1 Sept 2012
RP 53	Unpatented lode	3	19	100% CRRC	2005	1 Sept 2012
RP 54	Unpatented lode	3	2	100% CRRC	2005	1 Sept 2012
RP 55	Unpatented lode	2 & 3	2	100% CRRC	2005	1 Sept 2012
RP 56	Unpatented lode	10	20	100% CRRC	2005	1 Sept 2012
RP 57	Unpatented lode	3 & 10	20	100% CRRC	2005	1 Sept 2012
RP 58	Unpatented lode	10	20	100% CRRC	2005	1 Sept 2012
RP 59	Unpatented lode	3 & 10	20	100% CRRC	2005	1 Sept 2012
RP 60	Unpatented lode	10	20	100% CRRC	2005	1 Sept 2012
RP 61	Unpatented lode	2,3,10,11	20	100% CRRC	2005	1 Sept 2012
RP 62	Unpatented lode	10	20	100% CRRC	2005	1 Sept 2012
RP 63	Unpatented lode	2 & 11	20	100% CRRC	2005	1 Sept 2012
RP64	Unpatented lode	11	20	100% CRRC	2005	1 Sept 2012
RP 65	Unpatented lode	2 & 11	20	100% CRRC	2005	1 Sept 2012
RP 66	Unpatented lode	11	20	100% CRRC	2005	1 Sept 2012
RP 67	Unpatented lode	2 & 11	20	100% CRRC	2005	1 Sept 2012
RP 68	Unpatented lode	11	20	100% CRRC	2005	1 Sept 2012
RP 69	Unpatented lode	2 & 11	20	100% CRRC	2005	1 Sept 2012
RP 70	Unpatented lode	11	20	100% CRRC	2005	1 Sept 2012
RP 71	Unpatented lode	2 & 11	19	100% CRRC	2005	1 Sept 2012
RP 72	Unpatented lode	11	20	100% CRCC	2005	1 Sept 2012
RP 73	Unpatented lode	2	5	100% CRCC	2005	1 Sept 2012
RP 74	Unpatented lode	2	5	100% CRCC	2005	1 Sept 2012
RP 75	Unpatented lode	2	2	100% CRCC	2005	1 Sept 2012
RP 76	Unpatented lode	3	2	100% CRCC	2005	1 Sept 2012
RP 77	Unpatented lode	10	16	100% CRCC	2005	1 Sept 2012
RP 78	Unpatented lode	10	20	100% CRCC	2005	1 Sept 2012
RP 79	Unpatented lode	9 & 10	20	100% CRCC	2005	1 Sept 2012
RP 80	Unpatented lode	10	20	100% CRCC	2005	1 Sept 2012
RP 81	Unpatented lode	9 & 16	20	100% CRCC	2005	1 Sept 2012
RP 82	Unpatented lode	9	20	100% CRCC	2005	1 Sept 2012
RP 83	Unpatented lode	2	10	100% CRCC	2005	1 Sept 2012
RP 84	Unpatented lode	2	6	100% CRCC	2005	1 Sept 2012
RP 85	Unpatented lode	10	20	100% CRCC	2006	1 Sept 2012
RP 86	Unpatented lode	10	20	100% CRCC	2006	1 Sept 2012
RP 87	Unpatented lode	10	20	100% CRCC	2006	1 Sept 2012
RP 88	Unpatented lode	10 & 11	20	100% CRCC	2006	1 Sept 2012
RP 89	Unpatented lode	11	20	100% CRCC	2006	1 Sept 2012
RP 90	Unpatented lode	11	20	100% CRCC	2006	1 Sept 2012
RP 91	Unpatented lode	11	20	100% CRCC	2006	1 Sept 2012

Reward Project 29 June 2012	33

Table 4-1 Mineral Properties, Reward Project

Claim No/Name	Claim Type	Location Section Number	Area, Acres (nominal, unless patented)	CRRC Control (% owned, or name of lessor)	Year Staked or Patented	Taxes or BLM Rentals Paid Until
RP 92	Unpatented lode	11	20	100% CRCC	2006	1 Sept 2012
RP 93	Unpatented lode	11	20	100% CRCC	2006	1 Sept 2012
RP 94	Unpatented lode	35	20	100% CRCC	2006	1 Sept 2012
RP 95	Unpatented lode	35	20	100% CRCC	2006	1 Sept 2012
RP 96	Unpatented lode	2 & 35	20	100% CRCC	2006	1 Sept 2012
RP 97	Unpatented lode	2	10	100% CRCC	2006	1 Sept 2012
RP 98	Unpatented lode	2	3	100% CRCC	2006	1 Sept 2012
RP 99	Unpatented lode	2	7	100% CRCC	2006	1 Sept 2012

4.3	Mineral Lease Agreements

Several blocks of claims are leased by CRRC from underlying owners, as shown on Table 4-1. CAM reviewed the three Mining Leases, and prepared the summaries below.

Connolly Lease. This lease covers Ms. Connolly’s 2/3rd's interest in the Sunshine and Reward unpatented lode claims. The lease was signed on 28 September 2004, and runs for 20 years plus as long thereafter as Canyon remains in commercial production. A 3% Net Smelter Return royalty is payable on production; reduced to 2% due to Connolly’s 2/3 interest in the properties. Advance minimum-royalty payments are payable: $ 3,334 per year through 2008; $ 6,667 per year in 2009-2012, and $ 10,000 per year in 2013-2024. These payments will be credited toward actual production royalties.

Webster Lease. This lease covers the Webster Living Trust’s 1/3rd interest in the Sunshine and Reward unpatented lode claims, and ½ interest in the Good Hope unpatented lode claim. Dating from 9 November 2004 but amended on 8 November 2006, it has an initial term of 20 years, plus as long thereafter as Canyon remains in commercial production. A 3% Net Smelter Return royalty is payable on production; reduced to 2% due on the Sunshine and Reward claims due to Webster’s 2/3rd interest in those properties, and reduced to 1.5% for Webster’s ½ interest in that property. Advance minimum-royalty payments are payable for a) the Good Hope claim, and b) the Sunshine and Reward claims: $ 850 each per year through 2010; $ 1,667 each per year in 2010-2015, and $ 2,500 each per year in 2016-2025. These payments will be credited toward actual production royalties.

Orser-McFall Lease. This lease applies to 12 unpatented lode and 6 unpatented placer claims. The original lease was signed in 2004, but after several amendments a new lease was signed on 5 February 2005 with Mr. McFall and five members of the Orser family. These persons in sum own 100% of the claims, except ½ interest in the Good Hope claim (the other half owned by Webster). A 3% Net Smelter Return royalty is payable on production; reduced to 1 ½ % on the ½-owned Good Hope claim. Advance minimum-royalty payments are payable: $ 10,000 per year through 2008; $ 15,000 per year in 2009-2013, and $ 20,000 per year in 2014-2023. These payments will be credited toward actual production royalties. The lease term is 20 years plus as long thereafter as CRRC remains in commercial production.

Reward Project 29 June 2012	34

VanMeeteren et al Lease. Joyce VanMeeteren holds 90% and her son Jay Holland holds 10%. This lease applies to the 2 unpatented placer claims, the Double RS and the Durlers Hope. The lease is dated December 1, 2011 and is for a term 20 years and as long thereafter as CRRC remains in commercial production. Advance minimum royalties are payable at the rate of $15 per acre 2011 thru 2020 (120 acres x $15 per acre=$1,800) and $20 per acre 2021 thru 2030 (120 acres x $20 per acre=$2,400). There is a 3% Net Smelter Return royalty and advance royalty is recoupable from actual production royalties.

4.4	Surface Ownership

Excepting the patented claims listed in Table 4-1, and other adjacent patents held by Barrick, all of which carry surface ownership as well as mineral rights, the Reward area consists of federal public domain lands, administered by the BLM (Bureau of Land Management). There are no state or private tracts within the project area, except the patented placers owned by CRRC.

4.5	Water Rights

Water rights have been leased from Barrick Bullfrog, Inc. for ten years from 22 August 2006. The lease is for 178 US gallons per minute, from Allotment #61412, Certificate #16384. The Barrick lease can be renewed by written notice for an additional ten years through 2026. The Amargosa River basin is an enclosed basin, and the water rights are thus not affected by the Colorado River Compact or other agreements.

4.6	Permits

CAM is not aware of any existing environmental liabilities connected with the property, excepting those relating to Atna’s recent exploration and development activities, for which bonds have been posted.

A number of environmental, operational, and business permits that must be acquired to conduct the work proposed for the property have been obtained by CRCC. The status of permitting is discussed in Section 20, which is a summary of the Feasibility study carried out by CAM. All the necessary permits have been obtained, or appear highly likely to be obtained by the time project development begins.

Reward Project 29 June 2012	35

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Access, Physiography, and Climate

The Reward property lies 7 miles south of Beatty, Nevada, about two miles east of US Highway 95 in Nye County. Access from Beatty is by paved Highway 95, thence two miles east on a gravel road from which several dirt roads diverge into various canyons of the Bare Mountains. The center of the proposed pit is located at 1,729,330 E, 13,375,050 N (UTM coordinates, NAD27, Zone 11, US feet).

The Reward Project is situated in the Amargosa Desert in southwestern Nevada, approximately seven miles southeast of the town of Beatty off of US Highway 95, on the southwestern flank of the Bare Mountains in the northern Amargosa Valley. The site is more specifically located in T13S, R47E, Sections 1,2,3,4,9,10,11, and 16, and in T12S, R47E Sections 33,34 and 35 Mount Diablo Base & Meridian in Nye County, at an approximate latitude and longitude corresponding to 36 degrees 50 minutes and 116 degrees 42 minutes, respectively.

The property is on the east flank of the Bare Mountains, a steep, rugged, rocky, complex ridge oriented north-south, with major canyons trending southwesterly on the west flank (see Figures 5-1 and 5-2). The west flank drains into the Amargosa Desert which is drained by the ephemeral Amargosa River. Beatty, on the Amargosa River, lies at 3300 feet elevation, while the mineralized area on the Reward property is at 3800 to 4300 feet.

The climate is typical of middle-elevation desert. As may be appreciated from Figures 5-1 and 5-2, the area is highly arid, with average annual precipitation of 4.1 inches. Rainfall is less during May to October, occurring as thunderstorms which may generate flash floods. Traces of snow fall during winter. Temperatures typically range from winter absolute lows of 10-15 deg F to summer absolute highs of 105 to 110 deg F. The all-time record low in Beatty was 2 deg F, in December, 1990. Year-round mining operations are normal in this region.

Reward Project 29 June 2012	36

Figure 5-1

View North Toward Reward Mineralized Zone and Proposed Pit Area

Figure 5-2

View Southeast from Reward Zone Showing Drill Roads in Lower Part of Photo -

Carrara Canyon is past spur at distant right of the shadowed slope.

(Fred Barnard photo, 21 July, 2007)

Reward Project 29 June 2012	37

Vegetation is sparse, consisting mainly of creosote bush, (Larrea sp.), Mormon tea, (Ephedra sp.), and low shrubs, with occasional small barrel cacti (Ferocactus sp.). There are no trees on the mineralized area, although a few mesquites (Prosopis sp.) occur within the overall project boundary.

The project area includes a very sparse population of the Agassiz’s Desert Tortoise (Gopherus agassizii) as discussed in Section 20 of this report.

5.2	Local Resources and Infrastructure

The property is 7 miles by road southeast of Beatty, a town of 1,200 which serves as a transit point and service center for travelers between Las Vegas and Reno, and those going to Death Valley. Several motels and restaurants, gas stations, a post office, and several small stores provide basic services.

The Reward project includes sufficient area, with adjacent public-domain lands also potentially available, to allow development of the property, including space for mining operations, tailings storage, waste disposal, heap leach pads, and processing plant.

The largest land user near the Reward project (other than in the town of Beatty) is US Ecology Nevada Inc.’s site 5 miles south of Reward, just west of US Highway 95. This facility treats and disposes of hazardous and non-hazardous industrial wastes, including medical wastes and PCB’s but not radioactive materials. It lies downstream from Reward, near the course of the Amargosa River.

Reward Project 29 June 2012	38

6.0	HISTORY

The property history below was largely complied by CAM (2006), based on Eliopulis (1996) and earlier sources. Like many properties in the western US, the Reward property has been explored by a long succession of groups, as discussed below and as summarized in Table 6-1. Production from the property has been very minor, and poorly documented.

The mining property presently known as Reward probably assumed its name from a claim located in the late 1950's as there is no specific reference to a "Reward" mining camp in the literature. The earliest recorded prospecting at Reward probably dates to 1913 when gold was discovered at the adjacent Gold Ace property (Kral, 1951). Of the few shallow prospects at Reward, the most extensive is the 150-foot long Good Hope adit located near north end of the Hardway claim. Kral's (1951) description of the Arista mine, credited with shipping 1.25 tons of ore grading over one ounce per ton gold just before World War II, matches that of the Good Hope adit where a small glory hole and underlying raise were worked.

The Reward property remained idle until 1957 when the claims Reward, Sunshine, Good Hope and Hardway (in 1962) were staked. Over the next 15 to 20 years few physical improvements were made on the claims, while ownership passed to Messrs. Webster and Burt (Barrick’s “Webster lease”). Ownership also changed hands several times on the adjacent Gold Ace property before purchase in 1980 by TECO, Inc. (Barrick's “TECO lease”).

In 1976, Galli Exploration Associates (“GEXA”) acquired an option on the Webster-Burt land and conducted minor road construction and improvement over the following ten years. In the mid-1980's, St. Joe American Corp. carried out an extensive sampling program on the Gold Ace property in conjunction with their exploration program in the Bullfrog mining district. In 1985, GEXA staked ten unpatented lode claims peripheral to the Webster-Burt ground.

The first known drilling on the property began in 1987, when Homestake Mining Company leased the TECO lands. Homestake drilled two vertical holes near northwest and southwest edges of the Webster-Burt ground as part of a four-hole, 1210-foot rotary program (HMC 1 to 4), which probed pediment gravels for a large-tonnage conceptual target. Drill results from the four wide-spaced holes were negative.

Drilling at Reward proper began in late 1987 intermittently through 1989 by Gexa Gold Corp., successor to Galli Exploration Associates, who completed 16 reverse circulation drill holes (R-1 to R-15 and R-12A) for an aggregate of 3,037 feet (Bybee, 1990). GEXA's drilling documented gold mineralization along the north-south trending Good Hope-Reward vein/fault system, across some 1600' strike, which constitutes the present Reward gold resource "north of the saddle.” This portion of the Reward gold resource is referred to as the Good Hope zone in certain reports.

Reward Project 29 June 2012	39

During these same years, 1988-1989, Pathfinder Gold Corporation acquired an option on the TECO ground, portions of which overlie the southerly gravel-covered projection of the Reward fault, south of the Webster leased ground. Pathfinder drill-tested these fault projections and added several holes along drill fences between south Reward and south Gold Ace. A total of 33 reverse-circulation holes and one partial core hole (GA88 -1 to 88-22 & GA89 -1 to 89-11) were drilled, totaling 13,841 feet (Turner, 1991). Nine of these holes, located along the south Reward fault projection intercepted mineralization with values in excess of 0.010 oz per ton Au, but intercepts were narrow and continuity could not be demonstrated.

Pathfinder joint-ventured their interest in the TECO lease to Cloverleaf Gold Inc. in 1990. Cloverleaf completed 49 shallow reverse circulation holes (GA - 1 to GA - 49) for 9075 feet. All but five Cloverleaf holes were targeted on historic mine workings at Gold Ace. Results were spotty, characteristic of the narrow, erratic, podiform, structurally-controlled replacement mineralization of the Gold Ace areas. Cloverleaf surrendered their interest back to Pathfinder in 1990.

In 1991, the availability of an option on the Reward property from GEXA influenced Pathfinder's decision to reevaluate Gold Ace in conjunction with a program at Reward. Pathfinder proceeded to acquire the Reward property, stepped off south of the 1987-89 GEXA drill pattern, and drilled into the present Reward gold resource south of the saddle, on the Hardway, Reward, Bullmoose #3A and #4 claims). Pathfinders's 1991 program on both properties resulted in 17 holes (GA 91-1 to 91 -17) for an aggregate of 8,300 feet of reverse circulation drilling. Following this work, Pathfinder surrendered all leases and withdrew from the district, having identified the southern half (Reward zone) of Barrick's Reward gold resource as well as having identified interesting gold mineralization on the TECO claims south of the historic Gold Ace shaft (Eliopulos, 1996).

In 1992 US Nevada Gold Search (USNGS), a joint venture consisting of Siskon Corp., N.A. Degerstrom Inc., and US Precious Metals (successor to GEXA), assumed GEXA's position at Reward. At that time USNGS was operator of the Mother Lode mine located on the northeast side of the Bare Mountains some 5 air miles northeast of Reward. USNGS drilled 7 reverse circulation holes (R - 16 to R - 22) for 2,119 feet, all of which intersected mineralization along the Reward fault. USNGS conducted no further work on the property.

Reward Project 29 June 2012	40

Barrick's entry to the Reward and Gold Ace properties began in 1990 when Bond Gold Exploration Inc., operators of the Bullfrog gold mine, acquired an option from Pathfinder Gold on the Gold Ace property. Bond began their exploration program with airborne geophysics but the work was curtailed abruptly by Lac Minerals' acquisition of Bond. The lease on Gold Ace was surrendered back to Pathfinder.

In 1995, USNGS sold the GEXA lode claims and assigned the Webster lease to Barrick Gold Inc., who by 1994 had acquired the assets of Lac Minerals. In 1995, Barrick also engaged in other work relating to Reward include:

•	negotiated a mining lease with TECO, Inc. on the Gold Ace ground
•	staked 94 lode claims along extensions of the Reward and Gold ACC zones
•	drill-tested five peripheral targets (Ohm, Ted's Landing, Orange Quartzite, South of Ollies, and Southeast Gold Ace)
•	completed 66 reverse-circulation holes for 24,535 feet as in-fill drilling

In 1998, Rayrock Mines, Inc. acquired Barrick’s property and began permitting of the Reward Mining property. In early 1999, Rayrock was acquired by Glamis Gold, Ltd. of Reno, Nevada. During 1998-99, 80 reverse-circulation holes (RE-001 to RE-79, including RE-026A) were drilled by Marigold Mining Company, an affiliate of Rayrock and Glamis at the time.

Glamis initiated the permitting process for eventual production. To provide consistency, Rayrock Mines, Inc. was used as the permitting corporate entity throughout the permitting process. However, falling gold prices led to suspension of the project.

From 2000 to early 2004, the property was essentially dormant, during a period of low gold prices.

As discussed in previously, Canyon acquired the core parts of the Reward property through agreements in 2004. By the end of 2006, nearly all the current parcel had been assembled under Canyon’s ownership or lease. Canyon undertook reverse-circulation drilling in 2006 and a limited diamond drilling program in early 2007.

Atna continued the development and exploration drilling in 2011 with the completion of 15 reverse-circulation rotary holes. The results from of this latest round of drilling are incorporated into this technical report.

Canyon contracted Chlumsky, Armbrust & Meyer to complete a preliminary assessment of the mineral Resources, and later a prefeasibility study on the project (CAM, 2006). CAM estimated an Indicated tonnage of 6.88 million short tons averaging 0.0254 ounces per ton in the Reward and Gold Ace zones. Contained within this tonnage was a diluted Probable Reserve, which at a gold price of $400/oz (no silver values taken) totaled 2,610,066 tons averaging 0.0314 ounces-per-ton (opt) gold. There was no Proven Reserve. CAM’s (2006) estimate was undertaken when Canyon was a public U.S. company, and the CAM reports were not filed in Canada.

Reward Project 29 June 2012	41

In 2007, CAM was contracted to complete the mineral Resource and Reserve estimates and Feasibility Study.

Table 6-1 History of Reward Property (From Eliopulos (1996) and other sources)

Period	Owner	Operator	Work Performed	Comments
1913			Gold discovered at Gold Ace Mine
pre-1942			Arista Mine (a.k.a. Good Hope ?) Shipped 1.25 tons of 11-oz ore
1942-1957			District idle
1957-62		?	Reward and other claims staked
c. 1970's	Webster, Burt	—	Acquired Reward claims
1976	Webster, Burt	Optioned to Galli Expl. Assocs. (GEXA)	Surface work only
1980	Teco, inc.	—	Acquired Gold Ace property
mid-1980's	Webster, Burt	St. Joe American optioned	Surface work
1985	GEXA (Galli)	GEXA	Staked 10 claims next to Webster, Burt
1987	Teco, Inc.	Homestake	4 RC holes on Gold Ace, negative
1987-1989	Webster, Burt	GEXA (Galli)	16 RC holes at Reward/Good Hope
1988-1989	Teco, Inc.	Pathfinder Gold optioned	33 RC holes, 1 DDH, spotty results
1990	Teco, Inc.	Pathfinder option to Cloverleaf Gold.	49 RC holes, erratic results
1990	Teco, Inc.	Bond Gold optioned	Airborne geophysics over Gold Ace
1991	Teco Inc. and Webster, Burt	Pathfinder Gold	17 RC holes, ID'ed small tonnage
1992	Webster, Burt	US Nevada Gold Search JV	7 RC holes, ID'ed larger tonnage
1992-1995	Teco, Inc and Webster, Burt	Bond Gold (became Lac Minerals, later became Barrick)	66 RC holes, staked 94 new claims. Also 17 RC holes on outlying areas
1998-1999	Rayrock Mines	Rayrock (became Glamis Gold), as Marigold	Permitting attempt, also drilled 80 RC holes	Stalled by low gold prices
2004	Canyon Resources	Canyon	Leased core claims of property
2006-2007	Canyon Resources	Canyon	Added claims, 21 RC holes, 4 core holes
2011	Atna	Atna	Added 15 RC holes

For 2008 through 2011, CAM was contracted to update the end-of-year mineral Resource and Reserve estimates on an annual basis.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

The geological descriptions below are taken mainly from reports by CAM (2006), Cornwall and Kleinhampl (1961, 1964), Eliopulos (1996), Golder (2007), Monsen, et al. (1990), and Noble et al. (1991).

7.1	Regional Geology

The Bare Mountains lies in a complex tectonic area within the Basin and Range province (Figure 7-1).

Figure 7-1

Regional Geologic Setting of the Reward District

(Shading represents highlands, white is valley fill.)

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Several generations of tectonic events have emplaced and shaped the rocks of interest, and have engendered precious-metals mineralization at Reward and elsewhere nearby.

Important post-Paleozoic tectonic events have been a major, probably Mesozoic, compressional event with several stages of thrusting and folding. However, the Paleozoic and older rocks are only weakly metamorphosed, locally to lower greenschist facies. Subsequent events include Tertiary detachment faulting, followed by high-angle extensional (Basin-and-Range) faulting and strike-slip faulting.

The Bare Mountains consist mainly of northerly- and easterly-dipping, late Proterozoic and Paleozoic marine sedimentary rocks overlain toward their north end by Tertiary volcanic rocks. The exposed section of the Proterozoic sedimentary rocks is about 4,000 feet (Monsen, et al, 1992), while the Paleozoic section is well over 10,000 feet. According to Fridrich, et al. (1999), the rocks in the Reward project area (the Bare Mountains) are the uplifted and exposed footwall of a Tertiary detachment fault.

Several of the mountain ranges distal from Reward and the Bare Mountains consist of Tertiary volcanics sourced from the Southwestern Nevada Volcanic Field (SWNVF), especially north of the latitude of Beatty (Figure 7-2).

Figure 7-2

Geologic Map of Bullfrog-Beatty Area

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7.2	Property Geology

The geology of the core of the Reward property is shown in Figures 7-3 and 7-4.

Figure 7-3

Generalized Geologic Map of Reward-Gold Ace Area

(From Monsen, et al., 1992)

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N
Wood
Canyon
Fm.
quartzite
Bonanza
King
Fm.
limestone
& dolomite
silicified
quartzite
Stirling Formation
Stirling Formation
dolomite
& limestone
quartzite, lesser
dolomite & siltstone
dolomite
& siltstone
siltstone
Quaternary alluvium
Carrara
Formation
limestone
0 250 500 1,000 1,500 2,000 2,500 Feet

ATNA RESOURCES LTD

contour interval
5 feet

GEOLOGIC MAP
REWARD GOLD PROJECT

Nye County, Nevada

Geology after P. Chapman, 1998

Date: March 24, 2010
File Name: c:\reward\arcview\geo_map\geo_map.mxd

Figure 7-4

Detailed Geologic Map of Reward and Gold Ace Proposed Pit Areas

(Modified from 1998 map by Pete Chapman for Cordex Exploration Co.)

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7.2.1	Stratigraphy

As described by Monsen et al. (1992) and others, the sedimentary sequence at Reward consists of moderately-deformed, weakly-metamorphosed marine clastic and carbonate rocks of late Proterozoic and early Cambrian age. Approximately 2,500 feet of section is exposed in the Reward area. Beds generally strike northwesterly and dip to the northeast at moderate to high angles.

Paleozoic rocks as young as Mississippian are exposed in the Bare Mountains, but at the Reward property, rocks exposed at surface or intersected in drill core are all of Cambrian or uppermost Proterozoic age, as shown in Table 7-1.

Table 7-1 Lower Portion of the Bare Mountains Stratigraphic Column
AGE	FORMATION
Bonanza King Fm.
Cambrian	Carrara Fm.
Zabriskie Quartzite
Proterozoic- Cambrian	Wood Canyon Fm.
Upper Proterozoic (Z)	Stirling Fm.

Descriptions of the relevant Proterozoic and Paleozoic Formations in the Reward area follow:

Cambrian: Воnanzа King Formation. Cliff-forming carbonate in fault contact with Proterozoic rocks due east of Reward. Consists of massive gray-black to white beds, some conspicuously striped. Recrystallized dolomite and limestone. The formation is about 3,500 feet thick.

Cambrian: Carrara Formation. Conformably underlies the Bonanza King. Interbedded limestones and shales. Crops out south of Reward as massive gray limestone cliff-former underlain by recessive weathered interbeds of gray shale and pyritiferous limestone. Distinctive 10- to 20-foot thick green shale basal contact conformable with underlying Zabriskie quartzite. The formation is about 500 feet thick at Reward.

Cambrian: Zabriskie Quartzite. Massive orthoquartzite, dense, light gray with maroon tint. Occurs as blocky, massive beds over 2,000 feet thick south of Reward. Conformable with the underlying Cambrian-Proterozoic Wood Canyon Formation.

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Cambrian-Upper Proterozoic. Wood Canyon Formation. Upper part recognized as Cambrian (Monsen, et al, 1992). Host for structures (Reward Fault) containing gold mineralization at the Reward property. Thickness in excess of 3,700 feet in the Bare Mountains; an abbreviated 1,500-foot lower portion crops out north of Reward, while the basal 500-foot fault-preserved section is present in the Reward drill area. Consists of gray-brown, thin bedded, fine clastics with thin (1 to 12 inches) phyllitic lenses. Three conspicuous orange to gray dolomite/limestone beds with "elephant-hide" weathered surfaces are present in the basal section:

Siliciclastics - approximately 1000' exposed north of Reward. Northerly dipping.

Dolomite #3 - 10 to 20-foot thick, orange bed, intermittently exposed at cliff base of Bonanza King Fm. east side of Reward drill area.

Siliciсlаstiсs - about 100 feet thick. Iron stained outcrops. Fine silty sandstone, containing minor black biotite.

Dolomite # 2 - 10 to 50 feet thick. Tan to orange weathered surface. Typically an arenaceous carbonate.

Siltites - weakly metamorphosed, fine-grained silty sands, +1- quartzite containing up to 5 percent fresh, black, fine-grained biotite with sporadic phyllite lenses. Biotite is recognized primarily in drill cuttings. North of the Reward saddle, these rocks do not host gold mineralization. However, south of the saddle this lithologic interval changes facies to a quartzite hosting gold mineralization. Thickness 350 to 400 feet.

Dolomite 1 - from 25 to 75-foot thick. Often an arenaceous carbonate. Unmineralized unless intersected by the Reward fault.

Siliciclastiс – fine- to medium-grained silty sands and quartzites with interbedded greenish phyllitic lenses from 100' to 150' thick. Conformably overlies the Juhl quartzite.

Proterozoic: Stirling Formation.

Juhl Quartzite Member. About 600 feet thick. Footwall of the Reward gold resource. The Juhl-Wood Canyon contact is mineralized over 5 to 10 feet in some Reward drill holes. Orthoquartzite, distinctive whitish color in upper half. Alternating resistive/recessive topographies toward base. Most beds are blocky and massive. Parallel and cross-bedded bedding laminations. Extensively fractured and shattered adjacent to the foot-wall of the Reward fault. Conformably overlies Sutton member.

Sutton Member. From 250' to 300' thick. Exposed on hill slope above the Gold Ace mine property. Siliciclastic lithologies resembling the Wood Canyon Fm. but containing more phyllitic lenses. Sutton rocks are characterized by four orange dolomite marker beds, from 5 to 20 feet thick, evenly spaced though the unit. Upper dolomite crops out just below Sutton/Juhl contact. The Sutton is conformable with underlying Morris marble member.

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Morris Marble Member. Approximately 250 feet thick. Host of karst-type, fault-influenced gold mineralization mined at the Gold Ace property. Characteristic massive, whitish to light tan-gray weathered limestone, "elephant hide" texture. Conformable to underlying Beatty Schist member.

Beatty Schist Member. Base not exposed at Gold Ace. Approximately 500-foot drill thicknesses at the South of Ollies target where this member hosts weak gold mineralization along the Reward fault. Unit has no known mineralization at Gold Ace. Several narrow limestone lenses occur in gray siliciclastics which may or may not display schistose (sericite-quartz) textures.

Igneous rocks are volumetrically insignificant, consisting of a number of northerly-trending dikes of compositions varying from diorite to latite. Their relationship to mineralization, if any, is unclear. Monsen et a1 (1992) describe an isolated occurrence of late Cretaceous intrusive rocks north of Fluorspar Canyon approximately 1.5 miles southwest of Beatty. Isotopic age dating places a lower limit of approximately 26 Ma on dioritic dikes. Younger dikes of dacite and quartz latitic are apparently associated with mineralization at the Mother Lode and Sterling mines, respectively. However, the nearest exposure of igneous rock to Reward is a dike is approximately 6,000 feet northwest of Reward. No intrusive rocks were intersected in Reward drill holes.

7.2.2	Structure

The Bare Mountains are a structurally complex terrain, formed by Mesozoic compressional deformation which was overprinted by several stages and types of Tertiary tectonism.

USGS mapping of the Bare Mountains (Monsen, et al, 1992) found regional folding and thrusting as products of an initial stage of Mesozoic deformation. Normal faulting, both high and low angle, followed, probably most, if not all, developed during the Tertiary. The sedimentary succession is generally upwards facing and dipping towards the north or northeast at 10-30 degrees. The succession is cut by both low-angle and high-angle north-northeast-trending extensional and thrust faults. These dip from 80 degrees to near horizontal and may have complex geometry (Cornwall and Kleinhampl, 1961, Monsen, et al., 1992). Displacements on individual faults range from several hundred to over 1,000 feet.

There is no hard evidence showing the presence of large-displacement normal range-front faults underlying the alluvial fans on the west side of the range. High-angle normal or transcurrent faults may lie beneath alluvium on the west side of US Highway 95.

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The Reward property is localized along a north-trending, high-angle structure, the Reward Fault (also called “Reward Shear”) which strikes N-S to N15ºW, and dips steeply east. Sub-parallel faults of similar nature traverse the Gold Ace workings (the “Gold Ace Shear”), as shown in Figure 7-4. These faults traverse brittle quartzites and siltstones, and tend to form shatter zones up to 300 feet wide, with numerous slip surfaces. Vertical displacement along the Reward Fault is approximately 200 to 300 feet. Right-lateral displacement might also have occurred. Details of the mineralization related to these faults are discussed in Section 7.3.1.

The Reward and related faults are part of a system of northerly-trending faults which extend more than three miles to the north, to the vicinity of the Daisy Fluorspar Mine in Section 23 (Monsen, et al., 1992).

The Good Hope Fault, which hosts the Good Hope Vein, is nearly parallel to and occurs immediately within the footwall trace of the Reward fault. The Good Hope Fault dips vertically to 60ºW. On the south-facing slope, near the Sunshine Adit, the Stirling Formation quartzites are strongly sheared and shattered in a zone 200 feet to 300 feet wide between the two diverging faults. Faults which host narrow quartz veining also occur along northeast trends. A narrow fault with quartz veins that can be traced for more than 2,500 feet to the southwest is present beginning at a trench prospect 60 feet west of the Good Hope Adit. The fault strikes N30ºE and dips steeply to the southeast. The fault is a narrow and tight structure with minor banded quartz veining, pink color staining from hematite and shows well developed brecciation where it is seen cutting the quartzite formation (Stirling Fm.). Fractures on northeasterly trends host numerous quartz veins and veinlets along the hanging wall of the Good Hope Fault.

7.2.3	Alteration

Alteration at the Reward property is generally weak. The Proterozoic meta-sediment package is weakly metamorphosed reflecting low grade regional effects associated with Mesozoic folding. Black, biotite-bearing clastic rocks in the hanging wall of the Reward fault may alter to weakly schistose meta-sediments. Original pelitic interbeds are now sericite-quartz schist or phyllite.

The alteration overprint by younger Tertiary tectonism is mainly manifested by silicification, which is best developed within and around Tertiary quartz veins. Strong silicification, including silica flooding and replacement of limestone horizons and fault breccia in the Carrara Formation, has occurred along the Reward Fault Zone south of the Good Hope Adit for a strike length of over 500 feet.

The alteration type coincident spatially and genetically with gold mineralization is orange to maroon limonitic oxidation (logged as goethite) of disseminated pyrite cubes. Commonly, in mineralized intervals through quartzite and clastic host rocks, cubic goethite partially to completely replaces pyrite, occurring in microfractures and as disseminations. Locally, disseminated pyrite, less than 1 volume percent, was recognized in the chip logging. Minor amounts of secondary hematite-goethite are associated with the silicification and have colored the rocks a distinctive orange-brown. This staining has also occurred away from the Reward Fault Zone with little or no associated silicification.

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During chip logging it was difficult to determine the intensity of silicification within quartzite. Drill core showed that silicification is clearly both more intensive (ranging from moderate to strong) and more extensive, especially in quartzite lithologies. Pervasive, texture-destroying silicification is rare. Amethystine vein quartz occurs rarely.

Other types of alteration are sparse. Calcite veining is uncommon except in limestones, and is possibly not related to mineralization. Calcite cement occurs in some of the clastic rocks. Manganese coatings and dendrites are present in very minor amounts, favoring carbonate lithologies.

Disseminated specks of greenish malachite are common to ubiquitous in minor amounts in the Juhl Quartzite footwall to the Reward Fault. Green copper staining, usually hosted in white massive quartz veins, was mapped and sampled regionally in Wood Canyon lithologies.

7.3	Mineralization

The description of mineralization is taken largely from Eliopulos (1996), modified from other sources. Subsequent drilling by Canyon between 2000 and 2011 has not altered the general concept of the mineralization.

The principal mineralized areas are the Reward Zone and the Gold Ace Zone, which will both be developed as open pit mines. The Reward Zone is an order of magnitude larger than the Gold Ace.

7.3.1	Description of Mineralization

Mineralization at Reward (including the adjacent Gold Ace zone) is hosted in a weakly metamorphosed sequence of marine sediments (quartzite, siltstones/phyllites, and dolomites) of the Wood Canyon Formation, which have been highly fractured and sheeted within the structural zone comprising the Reward Fault and related faults.

The zone of faulting and stockworking strikes nearly north-south, and dips moderately to the east. The mineralized zone of veining and stockworks varies from 15 to 140 feet wide and up to 2,000 feet long, lying on the hanging wall of the Reward fault. Mineralization remains open along strike to the south, and to the east along the southern 1,000 feet of strike.

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North of the Reward saddle, mineralizing fluids followed discrete fault/veins and cooled to form massive, white quartz veins. Here, the quartzite and siltstone hanging wall beds were not fractured and therefore are not mineralized. Near the north end of the Reward property (Good Hope claim), the Reward Fault consists of two massive, white quartz veins from 1 to 5 feet wide, separated by about 100 feet of generally unmineralized Wood Canyon clastics which host narrow quartz stringers. The mineralized Good Hope veins contain pyritic, banded quartz-chalcedony within silicified and pyritic argillite wall-rocks.

Further south, in the Reward saddle area, the two massive quartz veins merge. Here, the vein/fault is hosted in a gently west-dipping, irregularly silicified, rafted block of Wood Canyon dolomite. This portion of the vein/fault is characterized by intense sheeting, quartz veining, and silicification, over a width of 25 feet.

South of the Reward saddle, mineralizing fluids invaded a micro-fractured quartzite hanging wall zone, depositing auriferous pyrite in fractures, veinlets, and stockworks resembling a wide disseminated deposit with relatively shallowly east dipping zones of mineralization. Gold mineralization clearly favors quartzite lithologies; dolomite marker beds are not necessarily mineralized even when intersected by the Reward Fault.

The Gold Ace Zone was the site of small-scale mining at some time prior to 1942, some of which took place along low-angle (15 degrees) east-dipping structures. Mineralization is hosted in phyllitic quartzose siltstone of the Wood Canyon Formation.

Barrick analyzed selected mineralized holes from Reward for trace elements: mainly As, Sb, and Hg. The principal conclusion was that gold enrichment is coincident with an elevated trace element (As, Sb, and Hg) signature, regardless of host rock. Likewise, in most cases, depleted trace element geochem is coincident with total absence of gold. Elevated trace-element values are in the range of 20-700 ppm As, 3 to 30 ppm Sb, and 500-1000 ppb Hg.

Visible minerals of economic interest at Reward are sparse: in general, only pyrite and goethite after pyrite are seen, and they only rarely make up more than 2 percent of the rock in mineralized zones.

Barrick (Eliopulos, 1996) and others investigated other gold prospects outside the Reward Project area, both to the north along the Reward Fault zone (Ohm, Ted's Landing, Orange Quartzite) and to the south (South of Ollies, Gold Ace Southeast). None of these were further investigated by Canyon, and they are outside the scope of this report.

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7.3.2	Mineralization Controls

According to Eliopulos (1996), gold mineralization at Reward appears to be closely linked to structures and structural preparation. Lithologies such as quartzite and siltstone, which fractured in a brittle manner within the fault zone (Figure 9-1), provided fertile ground for subsequently invading mineralization fluids. Further work by Canyon has confirmed this association. Limestone interbeds can be mineralized when they are silicified and therefore brittle (Figure 7-6).

The source of the fluids which deposited the gold is uncertain, as there are essentially no igneous rocks nearby.

Figure 7-5

Core from Hole MC-3, 94.0 Feet, Showing Quartz Veining in Quartzite.

(This interval grades about 0.03 opt Au)

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Figure 7-6

Core from hole MC-4, 95-100 Feet, Calcite-Veined Limestone

(Just Above a Low-Grade Mineralized Zone in Silicified Limestone)

Due to the low original sulfide content and the considerable depth of oxidation, the oxide-sulfide contact is not of supreme importance in defining economically-leachable mineralization. Metallurgical test work indicates that the gold at Reward is recoverable by conventional heap-leaching.

7.4	Exploration Potential

7.4.1	Reward Zone

Exploration potential exists at the property primarily adjacent to the southern and southeastern margins of the Reward Zone. Many drill holes along the current eastern and southeastern limits of the drill pattern at the Reward Zone cut gold mineralization over potentially minable thicknesses and grades, which require additional follow-up drilling to evaluate.

The additional exploration potential east and south of the Reward Zone was tested in 2011 by reverse-circulation drill holes RW11-023, 024, and 025, which intersected deep mineralization. The Good Hope claim, where a possible deep ore shoot could exist, yielded deep mineralization in holeRW11-032.

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7.4.2	Other Potential

In addition, there are several scattered old drill hole intercepts beneath the pediment south of the Reward zone, containing anomalous (+/- 0.01 opt Au) grades, sometimes economically interesting. Some of these holes have only been partially drill offset. The best of these is Pathfinder hole DH 91-01, which encountered 120 feet grading 0.051opt Au from 225 to 345 feet. Adjacent offsetting holes encountered anomalous to sub-ore gold grades, including Barrick’s R95-148, 100 feet to the south, which intercepted 70 feet grading 0.018 opt Au from 320 to 390 feet. Although buried beneath pediment gravels, these intercepts offer opportunities for the development of additional tonnages.

Early explorers (Pathfinder and Bond Gold) mapped and sampled the Bare Mountains within a several mile radius of Reward. The results were described as negative. Barrick (Eliopulos, 1996) drilled other gold prospects outside the limits of Canyon’s Reward Project area, both to the north along the extension of the Reward Fault (Ohm and Ted's Landing prospects, Orange Quartzite,) and to the south (South of Ollies, Gold Ace Southeast). The gold values encountered were only occasionally above 1 g/t (0.03 oz/ton). None of these have been further investigated by Canyon. They could offer some small possibilities for additional mineralization which could be hauled to the leach pads at Reward.

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8.0	Deposit Types

The Bare Mountains contain a number of mineral deposits, of widely disparate types. These include the Daisy fluorite mine, other fluorite and mercury prospects (Cornwall and Kleinhampl, 1961), the Secret Pass detachment-hosted gold deposit, the Sterling gold mine (Greybeck and Wallace, 1991), and a few minor gold prospects.

In the main Bullfrog mining district west and north of Beatty, gold deposits exhibit a wide variety of styles of mineralization, hosted variously in Paleozoic metasedimentary rocks, intrusives, and Tertiary volcanic rocks. The largest producer, Barrick’s Bullfrog Mine, produced 2.3 million ounces of gold between 1989 and 1999. Gold mineralization is spatially, but not necessarily genetically, related to Tertiary tectonism which created the detachment fault there and may be characterized as a volcanic-hosted epithermal gold system.

In contrast, gold mineralization at Reward appears to be related to post-detachment, late Tertiary extensional faulting. The Reward mineralization can be classed as a low-sulfide stockwork with mesothermal characteristics, based on its structure and mineralogy. The geometry and mineralogy of the mineralization within the proposed open pits are sufficiently well-known that the identification of mineralization with mineable continuity and of consistent mineralogy is readily achievable.

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9.0	EXPLORATION

Exploration on and around the Reward property has been typical of that in the southern Great Basin, where topographic relief is high, outcrops are abundant, and the structure is complex. Surface geologic mapping, rock-chip sampling in interesting areas, and drilling were the principal exploration tools. Bond Gold undertook an airborne geophysical survey in 1990, but little discussion is recorded about the survey results. The survey data were not available to Canyon or to CAM.

The tonnage and grade estimation for the Mineral Resources described herein is based on 332 drill holes and two surface trenches, drilled by various companies as described in Section 10. In addition, geophysics and surface sampling were undertaken by several of the companies, including Canyon Resources. Some of the surface sampling was carried out on targets outside the Reward and Gold Ace zones, as discussed above in Section 7.4.

The drilling which bears on the Mineral Resources and Mineral Reserves at Reward is discussed in Sections 10, and 11 of this report.

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10.0	DRILLING

The drilling undertaken by various operators prior to Atna and/or Canyon are described in earlier reports (CAM, 2009). All drilling is summarized in Table 10-1.

Drill hole locations were initially established using hand-held GPS units, and upon completion of the program the collar locations were re-surveyed by a licensed surveyor.

Canyon’s drilling in 2006-2007 was designed to validate earlier drilling, test for extensions of known mineralized zones, and obtain geotechnical data. Canyon drilled 21 reverse-circulation holes in 2006 and 4 diamond core holes in 2007. Atna, in 2011, continued to infill drill as well as expand the mineralized zone to the south and southeast of the previously defined reserves. All 2006 through 2011 holes were located within the Reward Zone or on the peripheries thereof. Locations of the holes are shown on Figure 10-1 and summarized in Tables 10-2, 10-4, and 10-6. The assay results of the holes are summarized in Tables 10-3, 10-5, and 10-7.

Table 10-1
Drilling Summary
	Core Holes		Reverse Circulation		Total
Company/Date	Number	Footage	Number	Footage	Number	Footage
Homestake 1987			4	1,210	4	1,210
Galli Exploration 1987			47	8,625	47	8,625
GEXA Exploration 1988-89			23	5,159	23	5,159
Pathfinder 1988			22	9,413	22	9,413
Pathfinder 1989			11	4,520	11	4,520
Pathfinder 1991			17	8,300	17	8,300
Barrick Gold-Bullfrog Mine 1995	3	773	83	35,295	86	36,068
Glamis Gold 1998-2000			79	30,535	79	30,535
Canyon Resources 2006			21	6,150	21	6,150
Canyon Resources 2007	4	1,430			4	1,430
Atna Resources 2011			15	8,880	15	8,880
Total	7	2,203	322	118,087	329	120,290

10.1	Canyon 2006 Reverse Circulation Drilling Program

The 2006 reverse-circulation drilling program at Reward was conducted per QA/QC protocols and procedures defined by Canyon gold project. Drilling was conducted under the auspices of Mr. Bill Fleshman (CP Geol, AusIMM, 10742), the designated Qualified Person (QP) for the drill program. Boart-Longyear was the drilling contractor for the project. All drilling was conducted using water injection. The hole diameter was 5 ½ inches. The percentage of sample recovery was not determined precisely, but appeared in the normal range for drilling of fractured hard rock. Sampling methodology is discussed in Section 11 of this report.

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The relation between intercept thickness and true thickness varies by hole. The Reward zone contains many veins, veinlets, and stockworks of diverse orientations, although the zones as a whole dip moderately (average 30-45 degrees) to the east. Data was compiled in a Microsoft Access Database and exported as text files for import into a MineSight database for resource estimation purposes.

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Figure 10-1

Drill Hole Location Map Showing Cross Section Locations

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Table 10-2 Canyon Reverse-Circulation Hole Collars, 2006
Hole ID	Easting (feet)	Northing (feet)	Elevation (feet)	Azimuth	Angle	Length (feet)
RC-01	66,520.00	4,100.00	4,010.00	270	80	455
RC-02	66,315.00	4,100.00	3,990.00	270	60	330
RC-03	66,480.00	4,200.00	4,030.00	270	80	435
RC-04	66,060.00	4,200.00	4,005.00	270	60	185
RC-05	66,040.00	4,300.00	4,030.00	270	60	195
RC-06	66,180.00	4,200.00	4,015.00	270	60	145
RC-07	66,325.00	4,300.00	4,060.00	90	85	410
RC-08	66,020.00	4,400.00	4,055.00	270	60	195
RC-09	66,260.00	4,400.00	4,090.00	270	90	395
RC-10	66,000.00	4,500.00	4,085.00	270	60	145
RC-11	66,220.00	4,000.00	3,970.00	270	60	175
RC-12	65,865.00	4,700.00	4,135.00	270	60	195
RC-13	66,045.00	4,700.00	4,170.00	270	70	355
RC-14	66,035.00	4,800.00	4,200.00	90	60	295
RC-15	66,035.00	4,800.00	4,200.00	0	90	425
RC-16	65,955.00	4,900.00	4,220.00	90	75	355
RC-17	65,580.00	5,400.00	4,380.00	270	90	155
RC-18	65,815.00	6,140.00	4,220.00	270	65	315
RC-19	65,700.00	5,200.00	4,285.00	270	50	125
RC-20	65,955.00	4,900.00	4,220.00	90	60	395
RC-21	66,520.00	4,100.00	4,010.00	90	75	365

Table 10-3 Results of Canyon Reverse-Circulation Hole, 2006
Hole No/	From (ft)	To (ft)	Length (ft)	Length (m)	True length (ft)	Au (opt)	Au (g/t)
RC-01	115	315	200	61.0	0.017	0.574
Includes	265	295	30	9.1	0.031	1.077
RC-01	370	435	65	19.8	0.021	0.734
RC-02	60	75	15	4.6	0.013	0.442
RC-02	135	195	60	18.3	0.017	0.577
RC-03	110	385	275	83.8	0.036	1.240
Includes	170	240	70	21.3	0.054	1.850
Includes	290	305	15	4.6	0.089	3.060
Includes	350	365	15	4.6	0.094	3.220
RC-04	No significant assays
RC-05	No significant assays
RC-06	0	90	90	27.4	0.019	0.656
RC-07	75	270	195	59.4	0.019	0.645
Includes	185	270	85	25.9	0.028	0.954
Includes	220	240	20	6.1	0.074	2.550
RC-08	5	30	25	7.6	0.021	0.717

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Table 10-3 Results of Canyon Reverse-Circulation Hole, 2006
Hole No/	From (ft)	To (ft)	Length (ft)	Length (m)	True length (ft)	Au (opt)	Au (g/t)
RC-09	30	60	30	9.1	0.025	0.848
RC-09	185	215	30	9.1	0.021	0.720
RC-10	0	70	70	21.3	0.035	1.210
RC-11	15	25	10	3.0	0.018	0.608
RC-12	No significant assays
RC-13	0	360	360	109.7	0.024	0.844
Includes	135	230	95	28.9	0.035	1.220
Includes	320	335	15	4.60	0.141	4.850
RC-14	0	145	145	44.2	0.050	1.720
Incl 0	0	80	80	24.4	0.069	2.360
RC-15	0	145	145	44.2	0.051	1.730
Includes	40	105	65	19.8	0.075	2.580
RC-16	35	60	25	7.6	0.028	0.982
RC-17	No significant assays
RC-18	No significant assays
RC-19	0	80	80	24.4	0.042	1.41
Incl	20	30	10	3.0	0.227	7.77
RC-20 0	0	100	100	30.4	0.022	0.766
RC-21	185	370	185	56.4	0.031	1.078
Includes	310	370	60	18.3	0.066	2.255

In general, mineralized intercepts correlate with areas of more silicification, quartz veining and stockworking. Pyrite/goethite content has a weaker correlation with grade. Quartzite, being brittle, is the most common host lithology. Limestone can be mineralized where it has been silicified and thus embrittled.

The 2006 drilling by Canyon was mainly of a confirmatory nature, within the known Reward Zone. The four core holes were specifically drilled for geotechnical information in the proposed Reward Pit area, but were also assayed for estimation of tonnages and grades of the Mineral Resources. Hole RC-21, was entirely a step-out to the east of the Reward zone. It revealed a mineralized zone intercepted over 185 feet and averaging 0.031 opt Au.

10.2	Canyon 2007 Core Drilling Program

Canyon’s 2007 core drilling program was designed specifically to obtain geotechnical data, but the hole siting and results were also used for tonnage and grade estimation. Mr. Bill Fleshman (CP Geol, AusIMM, 10742), was also the designated Qualified Person (QP) for the program. Drilling was contracted to Hansen Drilling, using two drill rigs; a CS1000PL and a Hagby 1000. Core size was mostly HQ-3 (2 3/8 inches or 61 millimeters diameter). Five holes were planned and four were completed. The locations of the holes are summarized in Table 10-3.

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Table 10-4 Canyon Core Hole Collars, 2007
Hole ID	Easting (feet)	Northing (feet)	Elevation (feet)	Azimuth	Plunge	Length (feet)
MC-1	65708.773	5415.160	4287.010	268	61	315.5
MC-3	65934.970	4850.847	4130.426	—	90	400
MC-4	66338.230	4499.975	4074.671	—	90	249
MC-5	66428.296	4200.248	3956.531	083	76	399

Assay results for these holes are summarized in Table 10-4.

Table 10-5 Selected Results of Canyon Core Holes, 2007
Hole No/	From (ft)	To (ft)	Length (ft)	Length (m)	Au (opt)	Au (g/t)
MC-1	90	110	20	6.1	0.047	1.62
MC-3	20	190	170	51.8	0.020	0.67
MC-4	135	150	15	4.6	0.006	0.19
MC-5	350	380	30	9.1	0.071	2.42

Down-hole surveys were made at regular intervals, usually 100 feet, using an Easy Shot system that records the magnetic heading, dip of the hole and magnetic field in the hole. In 13 readings, the angle measurements were within 1 degree of the angles shown on Table 10-3, except in one case (1.5 degrees). The azimuths were within 2 degrees, except on the two near-vertical holes.

Recovery during the core drilling was very good, exceeding 95 percent on average, with losses mainly in highly-shattered zones. CAM verified the high recovery while reviewing the Reward core stored at the Reward Project office in Beatty, Nevada.

10.3	Atna 2011 Reverse Circulation Drilling Program

In 2011, Atna drilled 15 reverse circulation rotary drill holes principally in areas where significant blocks of “inferred” resources existed in the 2008 block model and along the southeastern margin of the main Reward deposit. Drilling was completed by National EWP, an independent drilling contractor, with a track mounted Schramm T685WS drill.

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William R. Stanley, Atna’s Vice President Exploration, supervised the drill program and is a Qualified Person as defined under NI 43-101 (Registered Member of SME: No. 3069054). Atna has a robust QA/QC program which augments the analytical laboratory’s internal control protocols. Atna’s QA/QC program is discussed further within Section 11 of this Technical Report, but includes blind insertion of blanks and certified reference materials as well as duplicate rig samples.

No down-hole surveys were completed on the relatively short holes, but collars were surveyed by a licensed land surveyor from Great West Surveying of Las Vegas, Nevada. Data was captured utilizing a differential GPS survey instrument.

Table 10-6 Atna Reverse-Circulation Hole Collars, 2011
Hole ID	Easting (feet)	Northing (feet)	Elevation (feet)	Azimuth	Angle	Length (feet)
RW11-023	66501.36	3412.40	3840.48	0	-90	560
RW11-024	66715.55	3403.66	3863.86	0	-90	600
RW11-025	66553.95	3699.82	3871.30	0	-90	500
RW11-026	66596.08	4006.18	3927.54	0	-90	560
RW11-027	66698.60	4098.35	3965.15	0	-90	560
RW11-028	66591.83	4201.77	3979.66	0	-90	600
RW11-029	66601.57	4294.09	4011.14	0	-90	600
RW11-030	66497.47	4301.57	3996.64	0	-90	560
RW11-031	66116.22	4692.18	4104.59	0	-90	560
RW11-032	65885.70	4873.05	4123.70	0	-90	600
RW11-033	65842.78	5060.35	4171.51	0	-90	660
RW11-034	66104.29	4923.33	4209.59	0	-90	660
RW11-035	66015.70	5022.23	4209.59	0	-90	660
RW11-036	65893.03	5204.64	4245.92	0	-90	600
RW11-037	65681.10	5335.81	4279.78	220	-75	600
Total Holes			15	Total Footage		8,880

A summary of the results of Atna’s 2011 drilling is shown in Table 10-6 below. Mineralization within the southern and southeastern portion of the main Reward pit area is found in two principal styles. The first is associated with the main controlling structural feature know as the Good Hope-Reward fault zone which controls mineralization along the western margin of the deposit. The Good Hope fault zone is a near vertical to steeply east dipping brittle, dip slip fault with the eastern side thrown downward (cross sections below). The second style of mineralization is bedded with several receptive units within the Wood Canyon Formation containing mineralization which dips gently to the east at between 20° to 40°. Widths (true thickness) of mineralization are highly variable and are best viewed in the cross sections provided as Figures 10-1 through 10-6 below.

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Table 10-7 Results of Atna Reverse-Circulation Holes, 2011
Hole No	From (ft)	To (ft)	Length (ft)	Length (m)	Au (opt)	Au (g/t)
RW11-023	95	185	90	27.4	0.014	0.47
	225	290	65	19.8	0.079	2.72
including	260	285	25	7.6	0.156	5.34
RW11-024	180	230	70	21.3	0.026	0.89
	345	440	95	29.0	0.016	0.54
	485	570	85	25.9	0.021	0.71
RW11-025	180	320	140	42.7	0.019	0.64
RW11-026	175	405	230	70.1	0.021	0.72
including	175	205	30	9.1	0.035	1.21
including	250	320	70	21.3	0.033	1.14
	490	560	70	21.3	0.014	0.47
RW11-027	280	480	200	61.0	0.032	1.10
including	355	385	30	9.1	0.092	3.15
including	435	455	20	6.1	0.083	2.85
RW11-028	230	295	65	19.8	0.013	0.46
	425	495	70	21.3	0.038	1.30
including	455	485	30	9.1	0.072	2.46
RW11-029	275	395	120	36.6	0.010	0.34
RW11-030	170	195	25	7.6	0.012	0.43
	400	490	90	27.4	0.034	1.17
	525	550	25	7.6	0.014	0.49
RW11-031	0	150	150	45.7	0.026	0.89
including	0	55	55	16.8	0.040	1.36
	470	530	60	18.3	0.031	1.06
RW11-032	0	385	385	117.3	0.053	1.80
including	270	360	90	27.4	0.130	4.46
RW11-033	300	335	35	10.7	0.010	0.33
RW11-034	15	150	135	41.1	0.028	0.98
including	25	55	30	9.1	0.054	1.85
RW11-035	520	530	10	3.0	0.022	0.74
RW11-036	460	470	10	3.0	0.027	0.91
RW11-037	65	200	135	41.1	0.027	0.93
including	70	100	30	9.1	0.055	1.89
	235	265	30	9.1	0.014	0.47

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Figure 10-2

Cross Section 4100N (looking north, grid is 100 feet x 100 feet)

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Figure 10-3

Cross Section 4300N (looking north, grid is 100 feet x 100 feet)

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Figure 10-4

Cross Section 4700N (looking north, grid is 100 feet x 100 feet

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Figure 10-5

Cross Section 4800N (looking north, grid is 100 feet x 100 feet)

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Figure 10-6

Cross Section 5000N (looking north, grid is 100 feet x 100 feet)

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11.0	SAMPLe preparation, analysis and security

11.1	Drill Sampling Procedures

The Mineral Resource and Reserve estimates reported herein are based on drilling and three bulk sample trenches (TRA, TRB, and TRC) which were treated statistically as low-angle drill holes. The great majority of drilling was undertaken prior to Canyon’s acquisition of the Reward property in 2004 and prior to Atna merging with Canyon and conducting the most recent drilling in 2011.

11.1.1	Pre-2004 Sampling

All the pre-2004 drilling (actually dating from 1999 and earlier) was undertaken prior to the promulgation of Canadian National Instrument 43-101. Furthermore, the available documentation lacks the detailed reporting of procedures which is the norm today. CAM therefore validated the database using tried geostatistical parameters, as described in Section 14.0. Previously, CAM (2006 and 2008) had compared the Barrick data against the other (earlier) drilling campaigns, and found the data sets to be statistically consistent with each other.

11.1.2	Canyon 2006 Sampling Program

Drilling at Reward did not present any unusual problems, such as water-saturated mineralization, extensive brecciated zones, excessive fines, etc. All the rocks drilled were indurated sedimentary rocks, mainly phyllitic quartzites and shales as well as carbonates. The intervals were sampled based upon drill footage in the RC drilling with each sample representing a 5-foot interval (1.52 meters).

Canyon established a QA/QC (Quality Assurance and Quality Control) program prior to conducting the exploration drilling program in 2006. The written protocols, reviewed by CAM, were designed to meet 43-101 standards. The program includes all aspects of the data collection from accurate reporting of drill collars and downhole surveys, through sampling protocols, assay controls, managing and interpreting analytical standards to data base management.

As noted in Section 10, all Canyon drilling in 2006 and 2007 was conducted under the direct supervision of Mr. Bill Fleshman (CP Geol, AusIMM, 10742), the designated Qualified Person (QP) for the drill programs.

11.1.3	Canyon 2006 Reverse Circulation Sampling

The sample interval was 5 feet in essentially every case. A Boart-Longyear sampler collected the sample, washed cuttings where then placed into the chip trays under the supervision of the qualified geologist.

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All drilling was conducted using water injection; therefore, a wet rotary splitter was utilized. The wet splitter was set up to collect two samples for each 5-foot drill run. One sample was shipped to the analytical lab and the other sample was retained as a duplicate. Two 5-gallon plastic buckets were used to collect both the assay sample and duplicate sample. Both samples were labeled with the drill hole identification and the footage interval. The duplicate sample was labeled in the same manner but had an added “D” placed on the bag. Cloth sample bags were allowed to drain at the drill site for normally 1-2 days prior to collection and transporting to the laboratory.

The normal procedure was followed; that of allowing the buckets to overflow from the wet rotary splitter. The sample fraction settles rapidly enough to prevent the loss of gold mineralization and produce a representative sample. To test the impact of this collection procedure, one drill hole was sampled where the entire split was collected into multiple buckets with no overflow. The fine fraction was then sampled and compared to a normally collected sample. The results indicated that there was no bias in the normal site procedure of allowing the sample buckets to overflow.

RC samples were allowed to drain at the drill site for 1-2 days. After the samples had drained they were collected and placed into new 50-gallon transport drums that were sealed and placed on pallets. Normally only one drill hole was placed into a drum; however, if more than one hole was placed into a drum, the sample bags were separated with plastic. Each shipment contained a shipment form containing a list of the samples in the shipment and the date and method of transport. Sample drums were picked up by the assay laboratory. The sample shipment was assigned a job number by the assay laboratory and a copy of the transport form with its assigned job number returned to the geologist by the laboratory.

11.1.4	Canyon 2007 Core Sampling

Canyon’s written protocols, as summarized below, were followed during the 2007 core drilling.

A. Core Handling

1.	Drill core will be carefully placed in core boxes by drill helper and stored at the drill site until picked up by geologist on a daily basis.
2.	Geotechnical data will be collected by the geologist or a trained technician and will include: core recovery, RQD, rock hardness, and fracture density (see Geotechnical section below).
3.	Core will be transported to a secure storage facility dedicated to the exploration core program (in this case at Canyon’s Briggs Mine in adjacent Inyo County, California).
4.	The site geologist will log the core, noting lithology, mineralization, alteration and any other relevant data.

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5.	Core will be photographed and the digital images stored with the geological and analytical data. Each photograph will contain the hole number, box number and footage interval.

B. Sample Collection

1.	The site geologist will mark the core for sample collection on the core boxes using a water proof marking pen. A metal tag will be placed at the start of each sample interval indicating the sample interval.
2.	Samples will be selected at approximately 3-foot intervals based on visible mineral boundaries.
3.	Where possible the geologist will draw cut lines on the core to guide the sawing.
4.	A dedicated core saw will be used for the sample collection.
5.	HQ and NQ core will be sawed into equal half splits.
6.	All sampling devices including the core saw will be thoroughly cleaned at regular intervals, including the end of each drill hole.
7.	The sample interval will be placed into a plastic bag, labeled with the interval.
8.	Samples will be placed into heavy mesh transport bags, approximately 5 samples per transport bag.
9.	The transport bags will be sealed and placed in a dedicated secure storage area with access limited to authorized personnel.
10.	At the completion of the drill hole the transport bags will be shipped picked up by to Chemex Laboratories for analysis.

C. Geotechnical Data

1.	Core recovery: Core recovery is expressed as a percentage of the total length drilled for each core run which is marked by wooden blocks in the core boxes. Recovery gives an indication of the quality of the ground being drilled and the general competency of the rock.
2.	RQD (Rock-Quality Designation: RQD is intended to represent the rock mass quality in situ. The RQD is defined as the percentage of core in each run in which the spacing between natural fractures is greater than 4 inches.
3.	Hardness: The rock hardness or consistency is determined by a series of simple mechanical tests using a rock hammer and pocket knife. These tests will provide a reasonable estimate of the unconfined compressive strength (gu) of the material. The methods by which hardness categories are determined are explained in Table 11-1 (after Jennings, 1968).
4.	Degree of breakage: This is a visual and somewhat subjective estimation of the quality of the rock in terms of the number of fractures or breaks. Whereas RQD is based on the run length, Degree of Breakage is estimated for units of core with similar fracture density, much the same with lithological contacts are distinguished. Assigned categories with qualifying descriptions are given in Table 11-2.

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Table 11-1 Determination of Hardness Categories
CLASS	TYPE	DESCRIPTION
S1 (1)	Very Soft	Easily molded in fingers; shows distinct heelmarks
S2 (2)	Soft	Molds in fingers with strong pressure; faint heelmarks.
S3 (3)	Firm	Very difficult to mold in fingers; difficult to cut with a hand spade.
S4 (4)	Stiff	Cannot be molded in fingers; cannot be cut with hand spade and requires hand picking for excavation.
S5 (5)	Very Stiff	Very tough and difficult to move with handpick; require pneumatic spade for excavation.
R1 (6)	Very Soft Rock	Material crumbles under firm blows with a sharp end of a geological pick and can be peeled off with a knife; it is too hard to cut a triaxial sample by hand.
R2 (7)	Soft Rock	Can just be scraped – peeled with a knife; indentions 1/16-inch to 1/8inch show in specimen with firm blows of the pin point.
R3 (8)	Hard Rock	Cannot be scraped or peeled with a knife; hand held specimen can be broken with a hammer or geological pick with a single firm blow.
R4 (9)	Very Hard Rock	Hand held specimen broken with hammer end of pick under more than one blow
R5 (10)	Very Very Hard Rock	Specimen requires several blows with a geological pick to break intact material

Table 11-2 Assigned Categories for Degree of Breakage
		Mean Spacing of Breaks
Category	Number	or Diameter of Fragments	Description
A-	1		Mostly fault gouge with/without minor rock fragments
A	2	½ inch	Gouge & crushed rock
A+	3		Crushed rock with/without minor gouge
B-	4		Crushed rock- no gouge
B	5	½ to 2 inches	Crushed rock diameter of pieces < 2in
B+	6		Broken rock-fracture spacing < 2 in
C-	7		Mean spacing 2- 3 in
C	8	2 to 4 inches	Mean spacing 3 in
C+	9		Mean spacing 3-4 in
D-	10		Mean spacing 4- 6 in
D	11	4 to 8 inches	Mean spacing 6 in
D+	12		Mean spacing 6- 8 in
E-	13		Mean spacing 8 – 12 in
E	14	> 8 inches	Mean spacing 12- 24 in
E+	15		Mean spacing > 24 in

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11.1.5	Atna 2011 Reverse Circulation Sampling

The sample interval was 5 feet in every case. The drill contractor (National EWP) supplied a three-man crew which included the driller, a drill helper, and a sampler to collect the sample. Atna supplied the drill crew with pre-numbered 12-inch by 17-inch cloth sample bags and pre-labeled chip trays for each drill hole. The sampler collected the sample at the drill and placing washed cuttings into the chip trays under the supervision of the William Stanley, Atna’s Vice President Exploration and a Qualified Person as defined under NI 43-101.

All drilling was conducted using water injection; therefore, a wet rotary splitter was utilized. The wet splitter was set up to collect one or two samples for each 5-foot drill run. One sample was collected on every 5-foot drill run and a duplicate rig sample was collected at 100-foot intervals from the secondary rotary splitter outlet. Samples were collected directly into the cloth sample bags in a sample bag holder that hangs beneath the rotary splitter outlet. Samples are labeled without reference to the drill hole interval for security and the duplicate sample has the same sample number as the primary sample, but with the additional suffix of DUP. Cloth sample bags were allowed to drain at the drill site for normally 1-2 days prior to collection and transporting to the secure drill laydown area at the base of the drill access roads.

After the samples had drained, they were collected and placed into sample shipment pallet bins. Normally only one drill hole was placed into any particular bin. However, if more than one hole was placed into a bin, the sample bags were separated with scrap cardboard. Each shipment contained a laboratory transmittal form containing a list of the samples in the shipment and the date, and the type of analytical work to be completed on the individual samples. Prior to shipment, Atna inserted certified assay standards and blanks into the sample sequence as part of its QA/QC protocol. Sample bins were loaded into the assay laboratory’s sample transport truck and driven to the laboratory’s secure sample delivery yard in Sparks, Nevada. The sample shipment was assigned a job number by the assay laboratory and a copy of the transport form with its assigned job number returned to the geologist by the laboratory.

11.2	Drill Sample Preparation

The database used to generate the tonnage and grade estimates reported herein contains data from drilling programs carried out by Homestake, GEXA, Pathfinder, Cloverleaf, US-Nevada, and Barrick during 1987-1995, Canyon 2006-2007, and Atna’s 2011 program (see Tables 6-1 and 12-2). Work by Atna and Canyon is very well-documented, but the 1995 and earlier programs have little procedural documentation available.

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Based upon the analysis below in Sections 11 and 12, CAM believe that the Atna and Canyon sample preparation, security and analytical procedures were adequate to ensure the integrity of data. While some aspects of the sample handling by other explorers are not well-documented, CAM’s verification procedures, as described in Section 12, indicate that the earlier databases are also acceptable.

11.2.1	Pre-2004 Drilling Programs

Most of the 1995 Barrick holes have laboratory assay sheets from either Chemex or Barringer labs, both major mining analytical laboratories at the time. Photocopies of the Chemex assay certificates indicated that the following laboratory procedures were used in the analysis of the sample:

1.	Crush and split 4 to 7 kilograms of sample.
2.	Ring-pulverize to approximately 150 mesh.
3.	Fuse 30 g of pulp.
4.	Digest fused pulp in nitric aqua regia.

This procedure is consistent with current accepted industry practice both currently and in the 1990s. The fact that 4 to 7 kg samples were used indicates that a relatively large sample was taken at the drill rig which is also consistent with current accepted practice.

The CAM review of the Chemex assay sheets also indicated that Chemex was diligent in using internal blanks, standards and duplicates in every batch. As would be expected in assay sheets released to a client, QA/QC results were visually within accepted standards. While the Barrick assay program does not conform to current practice of including field blanks, standards and duplicates, CAM believes that the Barrick database was prepared according to accepted engineering practice at the time and is suitable for use in a Feasibility Study if statistically confirmed by drilling and assaying using current standard practices.

Less detail on the pre-Barrick (1987-1992) drilling programs was available to CAM. Validation of these databases is discussed in Section 12 of this report.

11.2.2	Canyon 2006 and 2007 Drilling Programs

Canyon followed procedures described in their written protocols, under the headings Drill Sample Preparation and Analysis and Security and Chain of Custody.

The treatment of samples retrieval from the drill is described above in Section 10. None of the sample preparation was conducted by an employee, officer, or director of Canyon.

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Splits of reverse-circulation chips and drill core were stored in a locked steel transport container on site until being picked up by, and transported to, the assay laboratory. Each shipment contained a Chain of Custody form with a list of samples in the shipment, the date and method of transport. The sample shipment was assigned a job number by the assay laboratory, and a copy of the Chain of Custody form with its assigned job number was returned to the geologist.

ALS Chemex Laboratories of Sparks, Nevada performed sample preparation and assays. ALS Chemex is certified as ISO 9001:2000. Standard specifications for sample preparation are clearly defined and monitored by Chemex. The specifications are as follows:

1.	Drying. If wet (rarely), samples are oven-dried (Chemex procedure DRY-21).
2.	Crushing - Samples are dried at 110-1200C and crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that > 70 percent of the sample must pass a 2mm (10 mesh) screen. This is Chemex procedure CRU-31.
3.	Pulverizing – Greater than 85 percent of the ring pulverized sample passes through a 75-micron screen (Tyler 200 mesh). This is Chemex procedure PUL-31.

These characteristics are measured and results reported and logged to verify the quality of sample preparation. Chemex’s standard operating procedures require that at least one sample per day is taken from each sample preparation station. Measurement of sample preparation quality allows the identification of equipment, operators and processes that are not operating with specifications.

11.2.3	Atna 2011 Drilling Program

Atna utilized Inspectorate America Corporation (“Inspectorate”) as its independent analytical laboratory. After pick of the drill samples from the site, Inspectorate transported the samples to its sample preparation and analytical facilities in Sparks, Nevada. Inspectorate is an ISO 9001:2000 certified laboratory and regularly participates in round-robin testing by independent testing firms.

Upon arrival, Inspectorate continues the chain-of-custody with the laying out of the samples for each drill hole (separate Laboratory Transmittal is used for each drill hole) and login of each sample as it is cross checked against the Atna supplied sample listing. Any discrepancies are immediately forwarded to Atna’s Qualified Person responsible for project oversight.

The samples are then placed into ovens for drying prior to sample preparation. Once dried, the samples are placed in the sample preparation stream where the following procedures are followed:

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1.	Crushing – Utilizing either an oscillating jaw crusher or a roll crusher. The primary crush is controlled such that the sample is reduced to fragments such that 70 percent of the sample passes a 2mm (10 mesh) screen (approximately ¼ inch).
2.	Pulverizer sample split – once primary crushing is complete, a 300 gram sample is split from the original utilizing a Jones splitter. The reject is rebagged in the sample’s original bag (unless damaged) and placed on pallets for return to the client.
3.	Pulverizing – The pulp fraction then undergoes ring and puck pulverization where the entire 3—gram sample split is reduced to 85 percent passing through a 75-micron screen (Tyler 200 mesh). This material is then placed in a labeled kraft envelope and forwarded to the analytical side of the laboratory facilities.

11.3	Assaying

11.3.1	Canyon2006 and 2007 Programs

ALS Chemex Laboratories of Sparks, Nevada performed one-assay ton fire assays for gold with an atomic absorption finish for Canyon’s 2006 and 2007 drilling. ALS Chemex procedures Au-AAS25 and Au-AA23 were used.

11.3.2	Atna 2011 Program

Atna samples were assayed utilizing standard, one-assay ton fire assay procedures by Inspectorate. Final determinations were by atomic absorption or by gravity if the samples assayed greater than 10.0 ppm Au (>10.0g/t Au or 0.292 oz/ton Au). No other elements were determined in the Atna drill program. Inspectorate’s procedures are: Au-1AT-AA (atomic absorption finish) and Au-1AT-GV (gravimetric finish).

11.4	Quality Control/Quality Assurance

No QC/QA information is available for the pre-Canyon sampling, except the procedures used by Chemex, who assayed the Barrick drilling. Chemex inserted standards, blanks and assayed duplicate pulps as part of the laboratory’s internal quality control protocol.

Atna and Canyon procedures and analytical standards and blanks are well documented and are reviewed below.

11.4.1	Canyon2006 and 2007 QC/QA Procedures

Canyon’s written protocols for Assay Controls are summarized below.

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1.	A certified assay laboratory (Chemex Laboratories of Sparks, Nevada) performs a 1 assay ton fire assay with an atomic adsorption finish. Duplicates assays where required will be sent to American Assay Laboratories, Sparks, Nevada.
2.	Included in each sample batch the geologist will submit 2 standards with known values per 20 samples.
3.	Two blanks will also be submitted to the assay lab.
4.	Duplicates- 10 percent of the coarse reject material will be resubmitted to the assay lab as part of the assay control program.
5.	5 percent of all the pulps samples exceeding 0.5 opt will be submitted a second laboratory as part of the check assay program.
6.	The laboratory facilities have been reviewed by the QP prior to the program.
7.	The laboratory will provide the QP with complete analytical procedures and internal checks.

Canyon’s blank samples were prepared from silica sand purchased from a local hardware store. Figure 11-1 shows results for the blanks submitted with the drill samples. The samples averaged 0.025 ppm Au, equivalent to 0.0007 ounces per short ton, still an insignificant figure in economic terms.

The silica sand did not prove to be sufficiently homogeneous for a blank reference. The batches of sand also varied with respect to visible impurities. A material of better-known value will have to be developed on site.

Canyon’s analytical standards were two commercially prepared reference standards purchased from RockLabs of New Zealand (SK21 and SG14). Standards were selected based on grade and mineralogical component. Both samples contained a high percentage of silica, feldspars, iron pyrites and minor quantities of finely divided gold. These qualities closely match the ore hosts at the Reward deposit. The expected gold contents of the standards are based on analysis returned from a number of different laboratories (26 in the case of SK-21 and 30 sets of values for SG-14). Standard SG-14 has an expected average gold content of 0.989µg/g (grams per tonne), plus or minus 0.019µg/g at the 95 percent confidence interval. SK-21 has an average gold concentration of 4.048µg/g (grams per tonne), with a 95 percent confidence interval of 0.041µg/g. The “Certificate of Analysis” for each reference standard is available from the RockLabs web site (www.rocklabs.com).

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Figure 11-1

Chemex Assay Results for Canyon Blank Sample

(Horizontal scale is sequential number of assays)

Splits of SG14 were submitted to ALS with the drill samples (Figure 11-2). The reported value for this standard is 0.989 ppm Au. Results from ALS ranged from a low of 0.87ppm to a high of 1.22ppm Au. The average value reported during the 2006 drill programs was 0.9937ppm with a standard deviation of 0.1335. Three samples were clear outliers, one too high and two too low. The lowest sample is obviously the result of a laboratory blunder (switched samples or whatever); one such incident in 55 assays appears acceptable

The reported average value for standard SK-21 is 4.048 grams Au per tonne, with a 95 percent confidence interval of 0.041 g/t. Analytical results from Chemex for this standard are shown on Figure 11-3. Of the 51 results, there was excellent agreement on all but 6. While the one high result could be due to nugget effect in this relatively high-grade standard, the low results appear to be the result of laboratory blunders. The high incidence of blunders (10 percent) is disconcerting, but since the net effect is to downgrade the average result, CAM does not believe that this is a cause for undue concern.

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Figure 11-2

Chemex Assay Results for Standard SG-14

(Horizontal scale is sequential number of assays)

Figure 11-3

Chemex Assay Results for Standard SK-21

(Horizontal scale is sequential number of assays)

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11.4.2	Atna 2011 QA/QC Procedures

Atna’s QA/QC protocol differed slightly from Canyons. The following represents Atna’s procedures:

1.	Sample bags for each hole were labeled with the drill hole number followed by a three digit sample number (from 001 through the end of the hole). Every sample bag ending in the number 5 (e.g. 005, 015, 025, 035 etc.) were set aside and utilized to insert blanks or standards into the sample stream.
2.	Samples and inserted standards and blanks were delivered to a certified analytical laboratory (Inspectorate America Corporation) to perform sample preparation and analytical work.
3.	Every 5% of the submitted samples in every hole were blank materials and 5% were certified analytical standards (1 in 10 samples were either a blank or a standard).
4.	Additionally, to examine the rig sampling procedures, a duplicate sample was taken at the drill at the rate of one sample in every 20 samples collected (one each one hundred feet).
5.	The laboratory facilities were examined by the QP prior to the program.
6.	The laboratory was required to report all duplicate pulps assayed, all standards and blanks inserted into the sample stream as part of its own, internal QA/QC program.
7.	The QP and the site geologist will compile and evaluate the blanks and standard as received and report any anomalies to the analytical laboratory and request re-analysis, if warranted.

Blank Sample Results

Atna utilized landscaping rock purchased from a hardware store as its blanks. The material utilized was red basaltic cinder available in 20 pound prepackaged bags. Approximately 5 pounds (2 kilograms) of material was submitted to examine the laboratory’s sample preparation and analytical work. Figure 11-4 below display the analytical results of the submitted blanks. The blank material performed well and indicates the lab has adequate control over contamination in its sample preparation facilities.

Standard Sample Results

During Atna’s 2011 drilling campaign, 92 RockLab standard reference materials were inserted into the sample stream of drill hole samples. Eight (8) reference standards were selected spanning the grade of most know mineralization within the deposit.

Reference materials were purchased in 2.5 kilogram sealed plastic jars from AA Equipment in Elko, Nevada (a RockLabs distributor). The geologist weighted out 65 grams of the reference material and placed the pulp into kraft envelopes which were then stocked in sealed plastic tubs labeled with the appropriate reference standard number. No writing was done on the kraft pulp envelope which would alert the laboratory which reference standard was placed in the bag and then into the sample sequence.

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Figure 11-4

Inspectorate Blank Decorative Rock Sample Assay Results

Standard ranged in expected value from 0.0849 ppm gold (OxA71) to 2.637 ppm gold (SJ53). Inspectorate’s analytical accuracy on the standards was very good with less than 10% of the samples assayed falling beyond 2 standard deviations of the expected value of the reference material.

The average assay value returned from Standard OxA71 was 0.083 ppm Au, very close the expected value of 0.0849 ppm. Thirteen (13) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxA71 has a 95% confidence Interval of 0.0022 ppm Au and the Inspectorate results returned all but one sample within two standard deviations of the expected value. Figure 11-5 displays data for this standard.

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Figure 11-5

Inspectorate Assay Results – Standard OxA71 (0.0849 ppm Au)

The average assay value returned from Standard OxE86 was 0.606 ppm Au, very close the expected value of 0.613 ppm. Twelve (12) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxE86 has a 95% confidence Interval of 0.007 ppm Au and the Inspectorate results returned all but one sample within two standard deviations of the expected value. Figure 11-6 displays data for this standard.

The average assay value returned from Standard OxF65 was 0.791 ppm Au and very close to the expected value of 0.805 ppm. Twelve (12) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxF65 has a 95% confidence Interval of 0.014 ppm Au and the Inspectorate results were all within two standard deviations of the expected value. Figure 11-7 displays data for this standard.

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Figure 11-6

Inspectorate Assay Results – Standard OxE86 (0.613 ppm Au)

Figure 11-7

Inspectorate Assay Results – Standard OxF65 (0.805 ppm Au)

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The average assay value returned from Standard OxH66 was 1.294 ppm Au, very close to the expected value of 1.285 ppm. Eleven (11) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxH66 has a 95% confidence Interval of 0.012 ppm Au and the Inspectorate results returned all assays within two standard deviations of the expected value. Figure 11-8 displays data for this standard.

Figure 11-8

Inspectorate Assay Results – Standard OxH66 (1.285 ppm Au)

The average assay value returned from Standard OxJ68 was 2.288 ppm Au, very close to the expected value of 2.342 ppm. Eleven (11) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxJ68 has a 95% confidence Interval of 0.012 ppm Au and the Inspectorate results returned all but one sample within two standard deviations of the expected value. Figure 11-9 displays data for this standard.

The average assay value returned from Standard SF45 was 0.845 ppm Au, very close to the expected value of 0.848 ppm. Eleven (11) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SF45 has a 95% confidence Interval of 0.010 ppm Au and the Inspectorate results returned all samples within two standard deviations of the expected value. Figure 11-10 displays data for this standard.

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Figure 11-9

Inspectorate Assay Results – Standard OxJ68 (1.285 ppm Au)

Figure 11-10

Inspectorate Assay Results – Standard SF45 (0.848 ppm Au)

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The average assay value returned from Standard SI54 was 1.752 ppm Au, close to the expected value of 1.78 ppm. Eleven (11) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SI54 has a 95% confidence Interval of 0.011 ppm Au and the Inspectorate results returned all but two samples within two standard deviations of the expected value. Figure 11-11 displays data for this standard. One of the samples errors was well low of the anticipated value of the standard and was brought to the attention of the assay laboratory. No additional action was taken as the laboratory duplicates, other blanks and standards all returned acceptable analytical values and therefore no major error in the analytical results was anticipate.

Figure 11-11

Inspectorate Assay Results – Standard SI54 (1.78 ppm Au)

The average assay value returned from Standard SJ53 was 2.621 ppm Au, close to the expected value of 2.637 ppm. Thirteen (13) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SJ53 has a 95% confidence Interval of 0.016 ppm Au. This standard performed the poorest of those utilized in the 2011 program and also has the highest standard deviation of any of the reference materials used. Inspectorate results were generally acceptable with 5 samples outside the 2 standard deviation envelope of the expected value. Figure 11-12 displays data for this standard.

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Figure 11-12

Inspectorate Assay Results – Standard SJ53 (2.637 ppm Au)

Overall the standard reference materials submitted to Inspectorate display that the analytical work is acceptable for use in estimation of the mineral resources and reserves reported within this Technical Report.

Duplicate Samples

Under Atna’s sample QA/QC program, duplicate samples were taken at the drill from the secondary sample stream out of the rotary wet sample splitter at a rate of one duplicate per 20 drill sample intervals (described earlier). The results of the 84 samples are displayed in Figure 11-13 below. These results show a relatively good correlation between the original sample and the duplicates however the spread in any given sample pair was greater than desired. It is the QP’s opinion that this is due to the lack of a suitable sample bag holder platform beneath the rotary splitter which caused significant amounts of the secondary sample stream to periodically fall beyond the lip of the sample bag holder. While a better system should be developed in the future, the R2 of 0.855 does not represent a correlation that is unacceptable for the purposes of this Technical Report.

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Figure 11-13

Inspectorate Assay Results – Drill Rig Duplicate Sample Pairs

11.4.3	ALS Chemex’s QC/QA Procedures

As an ISO 9001:2008 certified laboratory, ALS Chemex follow rigid control procedures. The QC/QA protocols employed by ALS Chemex are described on their website at:

http://www.alsglobal.com/upload/minerals/downloads/technical-notes/2011-03e-Quality-Technical-Note.pdf

The QC/QA procedures encompass sample preparation and all stages of assaying including review of internal blanks, standards, and duplicates in addition to those supplied by clients as part of routine sample shipments.

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12.0	DATA VERIFICATION

12.1	Initial Database

The assay database was provided as four CSV files by William Stanley, Atna Vice President of Exploration. CAM’s geostatistician, Robert Sandefur, reformatted this for use in the MicroModel software system. The database consists of 332 sample openings with a total length of 120,560 feet. Basic statistics on the assay database are given in Table 12-1.

Table 12-1 Statistics from Assay Database
		Length
Item	Number	(feet)
Sample Openings	332	120,560.2
Trenches	3	270.0
Drill Holes	329	120,390.2
Assay intervals (Au ft)	21,508	120,560.2
Assayed intervals (Au ft)	21,121	116,558.3

The difference between the last two lines in Table 12-2 reflects unassayed intervals as shown as an assay of -9 in the database.

The drill holes by company and year included in the database are shown in Table 12-2; the slight discrepancy between the total of 332 sample openings in Table 12-1 and the total of 346 in Table 12-2 is due to a few holes in Table 12-2 being collared and abandoned.

Table 12-2 Origin of Intercepts in Database
		Rotary	RC
Company	Years	Holes	Holes	Core Holes	Trenches
Homestake	1987	4	0	0	0
GEXA	1987-9	0	16	0	0
TECO	1988-9	0	33	1	0
Cloverleaf	1990	0	49	0	0
Pathfinder	1991	0	17	0	0
USNGS	1992	0	7	0	0
Barrick	1995	0	77	3	3
Marigold	1998-9	0	80	0	0
Canyon	2006-7	0	27	4	0
Atna	2011	0	15	0	0
TOTAL		4	321	8	3

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12.2	Verification Procedures

In verifying databases, CAM uses automated data processing procedures as much as possible, to assure consistency and minimize errors and costs. These procedures depend heavily on consistent and non-duplicated field labels and drill hole ID’s, since CAM requires a clean and consistent database before proceeding with geological modeling. Inconsistencies commonly encountered in sampling databases include:

1.	Misspellings
2.	Confusion of 0 (zero) and the letter O or o
3.	Inconsistent use of upper and lower case
4.	Inconsistent usage of _ , -, and (space)
5.	Trailing, leading or internal blanks. (CAM routinely changes all blanks to _ to positively identify this problem)
6.	Inconsistent use of leading zeros in hole IDs
7.	Inconsistent analytical units (e.g. PPM, PPB, opt, percent)
8.	Inconsistent coordinate systems and units (e.g. NAD27, state plane, and mine grid: ft. and m.)

For manually generated databases, CAM generally regards an error rate of less than one in 500 good, an error rate of less than one in 100 acceptable and an error rate greater than two in 100 as unacceptable. The acceptability or unacceptability of the database also depends heavily on the impact of the errors. Hence the values for acceptability and unacceptability may easily change by an order of magnitude depending on the nature of the errors. For example, a dropped decimal point in a value of 37 for an actual value is 0.37 is much more serious than the entry of a 0.36 for a 0.37. For computer-generated databases any errors may be indicative of problems in data processing procedures and these require resolution of the source of the problem.

CAM also reviews the procedures used to prepare the database and is particularly critical of the common practice of cutting and pasting to obtain the database. Different companies and even geologists within the same company have different methods for drilling, sampling, sample prep and analysis and record-keeping.

Over the years CAM personnel have developed a procedure for mathematical and statistically validating exploration databases. This check procedure includes:

•	Check for duplicate collars and twin holes
•	Check of surface collared holes against surface topography
•	Check for statistically anomalous downhole surveys
•	Check for overlapping assays

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•	Check for 0 length assays
•	Review of assay statistics by grade class
•	Review of assay statistics by length class
•	Checks for holes bottomed in ore
•	Check for assay values successively the same
•	Check for assay spikes
•	Check for downhole contamination by decay analysis
•	Check of total grade thickness in total and by mineral zone

In evaluating an existing database CAM uses values flagged by these automated procedures as a starting point for database review and has found that if the error rates in the statistically anomalous values is acceptable then the entire database is generally acceptable.

12.3	Verification Results

Results of the standard check procedures were unremarkable excepting:

•	The spike test, which was to be expected, given the vein-like or tabular nature of most of the ore intercepts;
•	The surface topography versus drill hole collar checks, which was also expected because of the change in surface topography datum, as discussed above. Collar checks which vary by more than ten feet are given in Table 12-3.

Table 12-3 Collar Checks Varying by More than 10 Feet
			Survey	Aerial
	Easting	Northing	Elev.	Elev.
Drill Hole	(ft)	(ft)	(ft)	(ft)	Diff.
GA-19	64421.1	3834.6	3866.0	3878.4	-12.4
RE-63	64491.7	3833.7	3858.0	3877.2	-19.2
RE-64	64519.9	3827.9	3860.0	3874.7	-14.7
RW11-035	66015.7	5022.2	4209.6	4224.1	-14.5

Given the steep topography and the area and the fact that all of the surveys are below topography; CAM does not believe that these discrepancies are significant but suggests that RW11–035 be resurveyed when convenient.

CAM considers that the database supplied is of sufficient quality for estimation of tonnage and grade of mineral Resources.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Through the feasibility and ongoing development history of the Reward Project, a variety of processing methods and schemes have been evaluated in assessment of the project, especially by Barrick and Canyon. Bottle-roll cyanide leaching tests, large and small diameter column leaching tests, and a variety of other metallurgical testwork has indicated that the Reward ore is readily amenable to precious metals extraction by standard cyanide heap leaching techniques.

Straight heap leaching of all ore crushed to 80 percent passing 12.5 millimeters (1/2 inch) is the best process alternative on an economic basis, and also has the lowest technical, operational and commercial risk. This proven process has been shown to work well and has been successfully applied at other mines.

Column-leach tests at McClelland Labs indicate that an overall recovery of 80 percent appears reasonable for the main leach period with an addition al 2 percent recovery occurring during drain down and pad restoration. Silver values are low, and silver recovery was not estimated at this time.

Metallurgy is further discussed in Section 19 of this report, with full details in the Feasibility Study (CAM, 2008).

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14.0	MINERAL RESOURCE ESTIMATES

CAM’s geostatistician, Robert Sandefur, prepared the Mineral Resource estimate. Mineral Resources include Reserves, which are a sub-set of the Resources.

Definitions used in this section are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council on 27 November, 2010, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. Mineral Resources that are not Reserves do not have demonstrated economic viability.

14.1	Introduction

This section describes the preparation of the geologic and grade Block Model for the deposit. In this process, a digital representation of geological interpretation is constructed by assigning geologic codes to small regular space filling rectangular blocks (Blocks) within a much larger rectangular volume (the Block Model). Grades are assigned to the Blocks from the drill hole samples or composites and all of the Blocks within the Block Model are tabulated at various cutoff grades. Because of the nature and geometry of the deposit, not all of the Blocks have the same degree of certainty in their grade assignment or the possibility of being mined.

In addition to the uncertainty in the estimate of the Block grade, some Blocks are so deep or so isolated that they would only be economic at very high prices. To exclude these Blocks that are too deep or too isolated, most standards allow that, in addition to Reserves (material mineable according to assumed prices, recoveries, costs, and permits), tons classed as Mineral Resources (so called in most of the world) or “mineralized material” (so called by the US Securities and Exchange Commission or SEC) can also be tabulated. Tabulation of Mineral Resources or mineralized material allows investors to assess the upside potential of the deposit should prices or technologies improve. However, a Block Model must first be constructed prior to the assessment of mineability.

This section includes a tabulation of all Blocks within the Block Model without regard to the potential mineability. An unknown number of these Blocks included in these tabulations might not be included in Reserves or in Resources.

This Canada NI 43-101 compliant Technical Report on the Reward Property utilizes the NI 43-101 compliant Mineral Resource categories of “Measured”, “Indicated”, and “Inferred” Resources. US investors are cautioned that mineral Resources under Canada’s NI 43-101 guidelines have no demonstrated economic viability and may never be economically exploitable. Only “Proven” and “Probable” reserves may be considered economically viable and must be supported by a detailed economic analysis supporting this conclusion such as a Feasibility Study similar to the one completed by CAM and summarized in Sections 16-22 of this Technical Report.

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US regulators use different nomenclature and regulations than Canada. The United States Securities and Exchange Commission (SEC) permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as "Measured", "Indicated", "Inferred", and "Resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC.

14.2	Bulk Density Determinations

The term “bulk density” is used herein to indicate the weight-per-volume of a mass of rock which contains several different minerals, fractures, voids, alteration, etc. This term is preferable to “specific gravity”, which is more typically used for discrete homogeneous mineral grains.

In 1995, Barrick determined bulk densities on 65 samples from the Reward project (Eliopulos, 1996). The samples represented quartz veins as well as various wallrock lithologies. The samples were from surface and underground. The hand specimens were weighed in air, then sealed in acetate- polyurethane before weighing in water, using a Jolly balance. Details of the program were not available to CAM, but the average value specific gravity or bulk density obtained was 2.60 grams per cubic centimeter.

According to Eliopulos (1996), Barrick had used an average density of 2.45 for Bullfog Mine ore, which is hosted in Tertiary volcanic rocks. However, the host lithologies and alteration at Bullfrog are quite distinct from those at Reward, so agreement is not to be expected.

CAM undertook a statistical analysis of the Barrick data. A cumulative frequency plot of these data, after eliminating one anomalous result (density 1.62), is shown in Figure 14-1.

Although there are insufficient points to be certain, Figure 14-1 suggests that the bulk density data is from a mixture of two or more normal distributions. The mean of these data is 2.58 tonnes per cubic meter.

To determine if there are sufficient bulk-density data available for a feasibility study, CAM calculated the 95 percent confidence limits on the mean value. The uncertainty in the tonnage factor (the inverse of the bulk density) is plus or minus 1 percent at the 95 percent confidence limit, which is well within the plus or minus 3 percent which CAM regards as acceptable for a feasibility study.

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In summary, CAM believes that the use of a constant bulk density of 2.58 tonnes per cubic meter (equivalent to 12.40 cubic feet per short ton) is appropriate and adequate for feasibility study. This figure was used by CAM in tonnage and grade estimation for Reward.

Given the variability in rock types at Reward, specific gravity assignment by rock type might be desirable during actual mining operations.

Figure 14-1

Cumulative Frequency Plot of 64 of the 65 Barrick Bulk-Density Samples

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14.3	Database

CAM used a drill hole database provided by Atna as four CSV files and reformatted for use in the MicroMODEL geological model and mine planning system. Basic statistics on the database as provided are given in table 14-1.

TABLE 14-1 Atna Reward Drilling Statistics from Assay Database
Item	Number	Length (ft)
Holes	332	120,560.2
Holes with non-collar downhole surveys	331	119,860.2
Non-collar survey records	341	118,333.7
Downhole surveys up	5	210.0
Downhole surveys down	668	118,123.7
Assay intervals defined (Au)	21,497	120,196.7
Intervals actually assayed (Au)	20,631	115,810.7

For legacy reasons, the model was developed in MicroMODEL and then re-blocked to MineSight for mine planning. CAM suggests that the entire modeling procedures be converted to MineSight prior to beginning production.

The Reward project area and the area of the model are shown in Figure 14-2. The areal extent of the Block Model for Reward is shown by the rectangle near the center of Figure 14-2.

Holes with Grade X Thickness >=0.5 opt gold*feet are shown in red. The larger linear cluster of red dots, in the small box, is the Reward Zone while the lesser linear cluster, lower and to the left, is the Gold Ace zone.

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yh
10000
5000
0
xh
60000
62000
64000
66000
68000
70000

Figure 14-2

Drill Hole Collar Location Map

(Holes with Grade X Thickness >=0.5 opt gold*feet are shown in red)

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14.4	Grade Shell Model

The grade shell model was developed by William Stanley of Atna using the SurPac geological modeling and mine planning system. In terms of consistency with the drilling, this is among the best wireframe models CAM has encountered, exceeding industry standards in terms of consistency of the drill hole and wireframe geometry.

CAM converted the wireframe information to Block volumes by “needling” each Block with an East-West needle at the centroid of each Block. These needles were corrected for overlap and used to find the majority volume (in-wireframe or out-of-wireframe) for each Block. This majority volume was used to code composites, as discussed below.

For actual grade estimation, CAM split the Block into in-wireframe or out-of-wireframe and then recombined these for a weighted average for the grade. CAM checked the Block Model for consistency with the wireframes by constructing movies along each row, column and bench. The fact that no geometric inconsistencies were found indicates that Atna was very diligent in constructing and checking the wireframes.

14.5	Block Model

On the basis of the cumulative frequency plot shown in Figure 14-3, CAM elected to use five-foot composites, capped at 0.400 opt Au.

Geometric parameters of the feasibility Block Model are shown in Table 14-2.

Table 14-2 Block Model Geometric Parameters
Origin (feet)		Number of		Block Size (feet)
Northing	2300.00	Rows	1000	Row	5.00
Easting	64200.00	Columns	620	Column	5.00
Elevation	3200.00	Benches	360	Bench	5.00
Rotation Angle (0.00)

Grades were estimated by ordinary kriging inside and outside of wireframe grade shells. The wireframe grade shells are very continuous and in the Reward Zone can be traced on section for 4,000 feet of strike length.

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Figure 14-3

Log Cumulative Frequency Plot of Composites within Wireframes.

A sector search with sectors corresponding to the six faces of a cube with a radius of 150 feet was used in estimation outside the wireframes. Inside the individual wireframes a search radius of 250 x 250 x 83 feet was used with the short axis oriented perpendicular to the strike and dip of each wireframe as given in table 14-2. A maximum of 12 composites (maximum of 2 for each sector) were used and a minimum of 3 composites were required for a Block to be estimated. Estimation was done using kriging, with the inside of each wireframe and outside of each wireframe treated as a hard boundary.

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Numerical codes for the wireframes are given in Table 14-3.

Table 14-3 Numeric Codes for Wireframes and Average Dip and Strike
Wire Frame	Numeric Code	Strike	Dip
Good Hope lower north	91	10	85
Good Hope Structure	92	0	82
Lower Bedded	93	335	25
Lower Middle Bedded	94	0	30
Lower South	95	355	30
Upper Bedded	96	340	5
Upper Middle Bedded	97	10	25
Upper Gold Ace	98	330	30
Lower Gold Ace	99	320	25
Outside Wire Frame	90	NA	NA
Colluvium	1x	NA	NA

14.6	Variography

CAM constructed a variety of variograms in various directions. Somewhat surprisingly, given the continuous nature of the wireframe, they were all quite similar. The variogram for the data inside the wireframes is shown in Figure 14-4. Because CAM zeroed all missing assays, CAM excluded any composites less than 0.001 as relative variograms derived from logs are often unduly influenced by low values.

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Figure 14-4

Gold Variogram (all data >=0.001 within wireframes)

Variogram parameters of the all-data variogram are listed in Table 14-4. The variogram parameters for the in wireframe variogram were used for grade estimation both inside and outside the wireframes. The variogram obtained with the additional 22 holes was essentially identical to the previous so variogram parameters were not changed.

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Table 14-4 Within Wireframe Variogram Parameters
Component	Value	Range
Nugget	0.476	0.0
Spherical	0.340	24.1
Spherical	0.184	123.5

14.7	Mineral Resource Totals after Re-Blocking

The 5 x 5 x 5-foot block size used in preparation of the geologic resource model is smaller than can be reasonably mined. Accordingly, CAM re-blocked the model to a 10 x 20 x 20-foot block size. Resources for this model are shown in Table 14-5. Tonnages are classified as Measured, Indicated and Inferred, based on the distance to the nearest composite using the criteria given below:

•	Measured - if one of the composites used was within 20 feet of the Block centroid for Blocks with the any of their volume inside the wireframe;
•	Indicated - if there was at least one composite of the 3 to 12 used in estimation within 85 feet of the Block centroid for Blocks with the any of their volume inside the wireframe;
•	Indicated - if at least one of the composites used was within 20 feet of the Block centroid, but the all of the Block volume was outside the wireframes; and
•	Inferred - if one of the three to 12 composites used in estimation was within 150 feet of the Block centroid for blocks outside the wireframe and 250 feet for blocks inside the wireframes.

The Resource totals are shown in Table 14-5. The Mineral Resources shown in Table 14-5 could potentially be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues. However, these issues have been addressed in the Feasibility Study (CAM, 2008), as summarized in Sections 16-22, below, and the effects on the Resources are expected to be minimal.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be re-categorized as mineral Reserves.

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Table 14-5
2012 Mineral Resources for the Reward Gold Project, Nye County, Nevada

Imperial
Cut-off	Measured			Indicated			Measured & Indicated			Inferred
oz/ton Au	Tons	oz/ton Au	Ounces	Tons	oz/ton Au	Ounces	Tons	oz/ton Au	Ounces	Tons	oz/ton Au	Ounces
0.000	5,524,000	0.0198	109,400	102,739,000	0.0036	375,000	108,263,000	0.0045	484,300	5,604,000	0.0099	55,400
0.006	4,692,000	0.0227	106,400	13,363,000	0.0192	256,200	18,055,000	0.0201	362,600	4,757,000	0.0138	65,600
0.008	4,281,000	0.0242	103,500	11,815,000	0.0208	245,400	16,096,000	0.0217	348,900	3,358,000	0.0167	56,000
0.010	3,851,000	0.0259	99,600	10,381,000	0.0224	232,600	14,232,000	0.0233	332,100	2,560,000	0.0191	48,800

Metric
Cut-off	Measured			Indicated			Measured & Indicated			Inferred
g/t Au	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
0.00	5,011,289	0.68	109,300	93,203,253	0.13	375,000	98,214,542	0.15	484,300	5,083,863	0.34	55,400
0.21	4,256,511	0.78	106,400	12,122,710	0.66	256,200	16,379,220	0.69	362,600	4,315,478	0.47	65,600
0.27	3,883,658	0.83	103,500	10,718,388	0.71	245,400	14,602,046	0.74	348,900	3,046,326	0.57	56,000
0.34	3,493,568	0.89	99,600	9,417,485	0.77	232,500	12,911,053	0.80	332,100	2,322,393	0.65	48,800

Note: The numbers in the resource tables above may not precisely add up due to rounding.  Atna utilizes the 0.006 oz/ton Au cut-off (0.21 g/t Au) as the base case cut-off grade based upon Atna’s Briggs Mine operating costs.

As discussed in Section 14.1, it should be noted that the above table has no allowance for the potential mineability of the ore Blocks. This is contrary to the practice of some mining companies who only state Mineral Resource tonnages and grades if they are potentially mineable in the future under better economics. For example, some gold companies, while reporting Reserves at a specified gold price, only report Resources within a pit shell run using a higher gold price.

CAM believes that the modeling procedures used are acceptable for initial mine planning but notes that details of the estimation procedure will probably have to be revised as actual production experience is obtained.

CAM recommends that Atna perform a Lerchs Grossmann pit optimization run at current metals prices using measured, indicated and inferred resources as economic drivers to determine if there are areas where additional drilling is needed.

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15.0	Mineral Reserve Estimates

15.1	Open Pit Optimization

The Lerchs-Grossmann algorithm in the MSOPIT program of the MineSight software package was used for pit optimization.

15.1.1	Reserve Model

The mineral reserve block model was based on the updated mineral resource block model released in February 2012. The mineral resource blocks of 10-feet x 10-feet x 10-feet were re-blocked to 10-feet x 20-feet x 20-feet in the mineral reserve model.

15.1.2	Block Valuation

To estimate the Mineral Reserves, the profit, or value, for each block in the Mineral Resource model was calculated. The profit takes into account metal grade, processing plant recovery, and costs in determining the value of a given block.

Only Measured and Indicated Resources have been used as economic drivers for revenue estimation in the pit optimization and mine design work. Inferred Resources within the mine design have been considered as waste and have only been reported to indicate possible opportunities for additional ore mining inventories.

15.1.3	Mineral Reserve Parameters

The parameters used to define the Mineral Reserves as of 31-December-2011 are described below and summarized in Table 1.

The surface topography from the aerial survey used for the Feasiblity Study was used. No changes have been made to the surface topography since that date with the exception of minor disturbance building drill hole pads.

Operating costs were developed by CAM along with support from Atna.

A gold price of US$1300 per troy ounce was used to define the reserves. This price was based on the CAM calculated three year trailing average gold price as of 29-February-2012 of US$1,299.00 using London PM fixed pricing.

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An internal dollar value cutoff grade of $0.01 per ton was used to define ore covering the cost of ore processing, G&A and incremental ore mining as is shown in Table 15-1.

Table 15-1 Summary of Economic Parameters for Pit Limit Definition
Item	Units	Value
Mining
Base Mining Cost	$/ton	1.300
Additonal Cost Per Bench (Above 3740')	$/ton	0.005
Additional Cost from North Pit (ore)	$/ton	0.180

Process
Process Cost	$/ton	4.90
Pad Construction	$/ton	0.75
G&A	$/ton	1.50
Reclamation Cost	$/ton	0.37
Post Mining Costs	$/ton	0.00
Total – Process	$/ton	7.52

Royalty (NSR)%		3%
Refining Cost	$/oz	1.30

Au ROM Recovery	%	80%
Au Selling Price	$/oz	1,300

15.1.4	Geotechnical Input - Slope Angles

Geotechnical domains and recommended inter-ramp pit slope angles were originally designed by Golder Associates Inc. (“Golder”) in 2008. Golder recommended a feasibility level constant interramp slope of 50 degrees. CAM used the 50 degree interramp slope in pit optimization as well as pit design.

15.2	Pit Design

The ultimate pit designs used to define the mineral reserves include:

•	Reward (CAM, March 2012); and
•	Gold Ace (CAM, February 2012).

The ultimate pit designs are illustrated in Figure 15-1 with the Reward Pit being the large pit located to the northeast and the Gold Ace Pit being the small pit located in the southwest.

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E 64,000
E 65,000
E 66,000
N 6,000
N 5,000
N 4,000
N 3,000
0'
200'
400'
600'

Figure 15-1

Reward $1300 Ultimate Pit Designs

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15.3	Mineral Reserve Statement

Mineral Reserves are classified as Proven and Probable material contained within the ultimate pits, and summarized using Measured and Indicated Resource classifications. The economic model used to develop Mineral Reserves is based upon a long term gold price of US$1300 per troy ounce. Proven and Probable Mineral Reserves for the Reward Project are estimated at 11.86 million tons of ore grading 0.022 troy ounces per ton gold. Waste rock is estimated to be 36.4 million tons for a stripping ratio of 3.07 (tons of waste per ton of ore). The internal dollar value cutoff used to report reserves covers the costs of ore processing, G&A and incremental ore mining. Mineral Reserves for the Reward Project have an effective date of 31 December 2011, and are summarized in Table 15-2.

Contained metal is estimated to be 265.8 thousand troy ounces of gold. Recoverable metal is estimated to be 212.6 thousand troy ounces of gold. Silver is considered to be economically insignificant.

Table 15-2 Reward Project Mineral Reserves - December 31, 2011
		Ore
		(> $0.01/ton - internal cutoff)
	Reserve	Tons	Au Grade	Contained Au
Area	Classification	(x 1000)	(opt)	Ounces (x 1000)
Reward	Proven	3,491.8	0.0249	87.1
	Probable	7,812.1	0.0214	167.3
	Sub-Total	11,303.9	0.0225	254.3

Gold Ace	Proven	181.4	0.0198	3.6
	Probable	370.9	0.0213	7.9
	Sub-Total	552.3	0.0208	11.5

Total - All Areas	Proven	3,673.1	0.0247	90.6
	Probable	8,183.1	0.0214	175.2
	Grand Total	11,856.2	0.0224	265.8

Notes to Accompany Mineral Reserve Table:

•	The effective date of the Mineral Reserves is 31 December 2011.
•	Mineral Reserves are reported using a gold price of US$1,300/oz.
•	Mineral Reserves are reported using an internal net value > $0.01 (excluding mining cost).
•	The above mineral reserve estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects".

The results of the economic analysis to support mineral reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Areas of uncertainty that may materially impact mineral reserve estimation include:

Reward Project 29 June 2012	109

•	Commodity price assumptions;
•	Capital and operating cost estimates; and
•	Geotechnical slope designs for pit walls.

The Mineral Reserves are dependent on Atna receiving all necessary permits from state and federal regulatory authorities for mining and mineral processing operations.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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16.0	Mining methods

CRRC is developing the Reward Gold Project. Phase 1 development is substantially complete. Wildlife exclusion fencing and biologic sweeps have been completed. The production water well has been drilled and completed and power lines have been extended from the west side of US Highway 95 to the mine access road. An order has been placed for the primary mine equipment fleet for delivery in 2013 and final design construction engineering has commenced. Final development of the project includes the installation of a crushing and screening circuit, construction of heap leach facilities, mining by conventional truck/loader open pit methods, and processing ore at a rate of 5,385 tons per day over a mine life of approximately 6.5 years.

A feasibility study prepared by CAM, dated 15 February 2008, evaluated four operating cases with various combinations of gold price and owner mining versus contract mining of the Reward property. The feasibility study concluded that owner mining produced a slightly higher return on capital and NPV, and therefore this mining method was chosen for further evaluation in this report.

16.1	Mineral Reserves

The Mineral Reserves are summarized in Section 15.0, above. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

16.2	Mine Production

Conventional open pit mining methods will be utilized for the Reward Project. A mixture of new and used mining equipment will be utilized for the project.

Material will be excavated with CAT 992 loaders and CAT 777 100-ton haul trucks will be used to haul ore to the crusher and waste to the waste dumps. Waste will be placed in two external waste dumps and placed as in-pit backfill in a portion of the pit excavated in the Good Hope area and in both of the small pits mined in the Gold Ace area.

The mine production schedule was developed for Reward on a monthly basis to deliver 5,385 tons of ore per day to the crusher. Sufficient waste mining is scheduled to assure sustained ore release of the required ore throughout the mine life. Mining will commence in the Good Hope area on the north end of the Reward area followed by the Gold Ace pits and the Bull Moose areas. The mine production schedule summarized by year is shown in Table 16-1.

The mining life is projected to be approximately 6.5 years and gold will be produced for approximately 7.5 years.

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Table 16-1 Mine Production Schedule
	Material Mined
	Ore			Waste	Total
	Tons	Au	Au Ounces	Tons	Tons	Strip
Year	(x1000)	(opt)	(Contained)	(x1000)	(x1000)	Ratio
Pre-Prod	227.3	0.025	5,677	3,270.4	3,498	14.4
1	1,933.1	0.023	44,826	6,916.2	8,849	3.6
2	2,245.1	0.028	62,902	6,052.9	8,298	2.7
3	1,915.3	0.022	42,318	8,182.2	10,097	4.3
4	1,767.5	0.022	38,239	7,162.3	8,930	4.1
5	1,739.7	0.017	28,826	3,265.3	5,005	1.9
6	2,028.3	0.021	43,023	1,539.2	3,567	0.8
Total	11,856.2	0.022	265,810	36,388.5	48,245	3.1

The cutoff grade for the mine schedule is based on net income net of process which is identical to the cutoff used to state reserves. The cutoff grade is constant through the mine life.

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17.0	Recovery Methods

17.1	Metallurgy

A variety of processing methods and schemes have been evaluated in assessment of the project. Cyanide slurry leaching, heap leaching following crushing, and heap leaching at a run-of-mine (ROM) size distribution have been tested as possible processing methods, either individually or in combination.

Cyanide slurry leaching in the P80 range of 65 to 200 mesh, has been shown to yield recoveries on the order of +90 percent for gold and +70 percent for silver. This process has been eliminated from consideration in this study because the low ore grade cannot economically justify the estimated capital and operating costs involved with a milling scenario. Heap leaching following crushing, and heap leaching at a run-of-mine (ROM) size distribution are the remaining alternatives.

Metallurgical test work indicates that desired recovery levels are achieved at an ore crush size of 3/4 inch. To assure a material size after crush of less than 3/4 inch, the crushing product size specification has been fixed at a P80 of 3/8 inch (9.375 mm).

17.2	Ore Processing

Achieving an optimum level of gold recovery will require the crushing of 100 percent of the ore. Crushing of ROM ore will begin in a jaw crusher. To maximize the effectiveness of the jaw crusher, the ROM material size should be at or below six inches. Optimization of blasting in the pit to maximize fragmentation at 80 percent passing six inches (P80 of six inches) has been projected as achievable.

Just prior to entering the confines of the leach pad, a measured quantity of alkalinity-control reagent (pebbled quicklime) will be added to the conveyor via a rotary valve suspended from a large overhead storage silo. Mixing will occur during ore placement on the pad.

The leach pad will be loaded in an up-gradient manner, with ore deposited in nominal 20-foot thick lifts. A three foot layer of liner cover material will be placed to protect the liner from punctures. Cyanide-bearing spray solution will be applied for a minimum of 90 days, and subsequent leaching will occur as additional lifts are stacked and leached. The solution will be applied counter current to the placement of new ore, via a network of steel, high-density polyethylene (HDPE), and Yelomine-type (PVC) piping. Wobbler-type sprinklers and drip emitters will be used for uniform distribution of the solution. Gold and silver bearing pregnant solution will exit the leach pad via a 12-inch discharge pipe, gravity flowing to a dual-chambered process fluid management tank. The solution will then be pumped to the carbon adsorption section of the wet plant.

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The processes of carbon desorption through smelting to doré may be performed at the Briggs facilities in California, approximately 66 miles to the west. Loaded carbon will be trucked from Reward to Briggs and regenerated carbon will be returned by truck to Reward. Lyntek Engineering of Lakewood Colorado has been retained by CRRC to complete final site and plant design engineering for Reward. As part of their scope, Lyntek will perform a trade-off study to determine the viability of stripping carbon at Reward versus shipment to Briggs. Atna currently sells their doré from Briggs to a refinery.

Overall recovery of gold is estimated to be 80 percent over a 360 day continuous leach cycle, plus two percent from residual recovery. Silver recovery was not estimated at this time. A leach cycle comprising of 90 days of leach followed by 60 days of rest has been incorporated into the production schedule. The 60 day rest period is to allow the drying of the leach pad in specific areas to enable conveyor stacking of the next lift of ore. The production schedule also includes a one month lag period to allow time for the laying of leach lines on the stacked ore and to allow time for penetration of leach solutions through the freshly crushed ore.

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18.0	project Infrastructure

Due to the limited size and scope of the Project, and the proximity to local US Highway 95 and the community of Beatty, the required Project infrastructure is minimal, and mostly mobile or temporary in nature. The Reward Project Plan of Operations submitted to and approved by the BLM includes the following mining and infrastructure development items:

•	development of the Reward deposit into an open pit mine;
•	construction of waste rock dumps associated with the Reward deposit open pits;
•	construction of a heap leach facility, including heap leach pads, solution collection system, process ponds and tanks, and a carbon absorption circuit and facility;
•	operation of a portable ore crushing and stacking facility;
•	use of a newly completed water well and construction of water delivery pipeline from the well to the project area (approximately 1 mile);
•	construction of ancillary facilities to support the proposed operation;
•	construction of onsite mine haulage and onsite mine personnel access roadways; and
•	ongoing development and exploration to include drilling and sampling.

The proposed operations will directly impact approximately 287 acres within the project boundary.

18.1	Ore Processing Facilities

The portable crushing and screening facility will be portable trailer-mounted units and support facilities. The facility will be equipped with a jaw and possibly a cone crushing unit with appropriate feeding, conveying, and stockpiling components. The crusher will be operated at approximately 500 tons per hour to meet the ore production requirement of approximately 35,000 to 40,000 tons per week.

The heap leach pad will be located southwest of the open pits and waste rock dumps and may be constructed in multiple phases to accommodate the ore production schedule. The pad will have a minimum design capacity of approximately 15 million short tons based on an average bulk density of 20 cubic feet per short ton. The pad and associated solution collection ditches, ponds and tanks are anticipated to encompass a total area of approximately 56 acres in its phase 1 design with a later phase 2 addition of approximately 50 additional acres. The process complex is located immediately downstream of the pad.

Pregnant solution from the heap leach pad will be pumped through a series of carbon columns where the precious metals are adsorbed onto activated carbon at the recovery plant. The recovery plant will include a five-stage carbon column adsorption tower that would be sized to handle 15 tons of carbon at a flow rate of 1,000 to 1,500 gallons per minute.

Reward Project 29 June 2012	115

Initially, once the carbon is loaded with gold, the loaded carbon will be transferred into “Super Sacks,” sampled, and transported to Canyon’s CR Briggs Corporation Briggs Mine or similar facility for stripping, refining, and carbon reactivation. Delivery to the Briggs Mine or similar facility will be by contained and secured transport. Reactivated carbon will be trucked back to the Reward Project to continue the process.

18.2	Mine Site Service Facilities

Mine site service facilities for the project consist of a mine maintenance trailer (supply and parts), up to four explosives storage magazines, two prill bins, mine office trailers, and miscellaneous storage containers. The mine maintenance trailer and miscellaneous storage containers would be located within the crushing facility area. The explosives magazines and prill bins would be located within the vicinity of the open pit. A single-lane access road would be constructed to the powder magazine, which will be isolated from the public. Magazines would be barricaded per Federal, State, and local regulations.

A mobile equipment maintenance facility is proposed and will consist of a concrete pad with poles supporting a metal shell covering or other weather protection from the prevailing wind direction. The proposed small facility will have only one equipment maintenance bay and will incorporate no overhead crane. Onsite mobile cranes will be used in place of a fixed overhead crane in the maintenance facility. The mobile equipment maintenance facility will be located near the crushing facility.

18.3	Electric Power

Electric power for offices, crusher and mine support systems will be provided by a power line extending from the existing power line at Highway 95. This 25 kVa line has already been extended across the highway and currently terminates at a transformer on the mine access road near the location of the production water well to allow use of the well for water supply during construction. This line will be extended along the access route to the mine office area and to the crusher facility area. There will be a set of two additional transformers at the process pond and/or process fluid storage tank area, and crushing facility.

Emergency power will be supplied by diesel-powered generators located within the crusher area. Backup diesel-powered generators would also be available from the CR Briggs Corporation facility owned by Atna and located approximately 110 miles from the Project.

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18.4	Water Source and Supply

With the agreement negotiated with Barrick for utilization of their water allotment from the local aquifer, and the positive results of a test well drilled in 2007 at the entrance to the Reward property, an acceptable quantity of fresh water is now available to the Project. A production well has been drilled in the vicinity of the test well, and a fresh water storage and piping distribution system will supply water to appropriate locations on site. Figure 18.1 Production Water Well Location shows the completed well that was observed by CAM during the May 2012 site visit.

Figure 18-1

Production Water Well Location (Photo by CAM, May 2012)

18.5	Ancillary Facilities, Fuel Storage, and Fencing

All structures on the project site will be portable and will be delivered and set up on site. The following structures are proposed for location onsite to support the proposed operation:

•	two 20-foot by 60-foot office trailers;
•	three 20-foot by 40-foot storage trailers for supplies and maintenance; and
•	mobile equipment maintenance facility (as described above).

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Fuel for the diesel-powered mobile equipment and backup electric power generators and for gasoline-powered small vehicles and equipment will be stored onsite in above-ground steel storage tanks. The above-ground steel storage tanks will be placed within constructed containment with constructed containment berms of sufficient height to contain the volume of 110% of the largest tank.

The crushing facility/storage area and the heap leach pad area would be enclosed by a four strand barbed wire fence to exclude livestock and burros from the operating areas. The process ponds and facilities will be enclosed by a chain link fence to prevent livestock, burros, and wildlife from accessing the ponds. The chain link fence meets the requirements for excluding desert tortoise. Wire gates will be installed as needed in low-traffic areas and metal hinged gates will be constructed in high traffic areas. Additional desert tortoise exclusionary fencing measures have been implemented in conformance with regulatory authority requirements. Figure 18-2 Example of Desert Tortoise Fencing shows a segment of the approximately 7 miles of completed Tortoise Fencing that was observed by CAM during the May 2012 site visit.

Figure 18-2

Photo of Desert Tortoise Fencing (Photo by CAM, May 2012)

Reward Project 29 June 2012	118

18.6	Roads

The Reward deposit lies on the far northeast end of the existing public access road to an unnamed canyon due north of Carrara Canyon. A combination of new road construction and improvements to existing roadways will be completed to accommodate mine traffic and public vehicles up to the active mine site. Signs, fencing, and gates may be used to separate public traffic from the mine equipment. Approximately 11 acres of surface disturbance would be associated with maintaining public access. Public access will require check-in at the mine office near the heap leach facility. This is to provide safety precautions for the public due to mine blasting operations and ore and waste haulage traffic that will be encountered beyond the heap leach facility. Public access to public lands located south of the Reward Project would remain available via existing roadways located south of the mine property.

18.7	Sanitary and Solid Waste Disposal

All sanitary waste will be disposed of on-site, using permitted septic tank/leach field facilities and/or portable units maintained by a licensed commercial vendor. Solid waste will be disposed of in a permitted Class III waivered minesite landfill facility. The Class III landfill will be located within one or all waste rock dumps.

18.8	Project Development

Due to the limited scope and size of the Project, it is envisioned that CRRC will provide the necessary experienced personnel to manage and monitor the engineering, procurement and construction activities. Significant portions of the civil and earthwork will be performed directly by CRRC personnel with equipment obtained from the Briggs operation or rented for the limited duration of civil construction.

The Project Summary Development and Construction Schedule developed for the Feasibility Study depicts project duration of 12 months from completion of permitting and Notice to Proceed. The Project will commence with detail engineering including a two- to three-month study phase to finalize design considerations. Major emphasis will be placed on finalizing design criteria and the development of long lead equipment performance specifications and purchase order placement.

A Level 3 Engineering, Procurement and Construction, Critical Path Method (CPM) schedule will be developed during the initial weeks of the detail engineering phase to meet first gold pour, currently envisioned for the third quarter 2013.

Assuming the Project proceeds as planned, the overall development period is envisioned to be approximately 300 calendar days from the initiation of Phase 2 construction to the first production of gold.

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19.0	market studies and contracts

Loaded carbon from the Reward project may be transported 110 miles by state highway to Atna’s Briggs Mine where the precious metals will be stripped from the carbon and refined into doré (gold + silver alloy). As an alternative, doré may be produced on site at Reward.

Doré is readily saleable to any number of willing buyers, at prices which fluctuate within a very narrow percentage of quoted market values. Atna currently refines all the Briggs produced Doré at JM’s plant in Salt Lake City, UT and typically sells the refined metals at spot through an agent on the LBE in London. Thus, no market study is deemed necessary and sales contracts can be arranged shortly before product is available for sale.

Atna has not entered into any contracts or arrangements for property development, mining, processing, transportation, sales, or hedging, which would affect the forward sales price of the precious metals produced from the Reward property.

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20.0	Environmental studies, Permitting & social or community impacts

20.1	Operating and Environmental Permits

CRRC is required to and has obtained numerous permits prior to and during the operational period at Reward, as summarized in Table 20-1. The list does not include some routine permits and fees which are non-discretionary, such as annual mining-claim maintenance fees, Abandoned Mine Lands Program fee, licenses for on-highway motor vehicles, etc.

As shown on Table 20-1, the permitting process for Reward is well-advanced. At this point, it appears that the issuance of the necessary permits is reasonably assured for a 2013 start-up date.

The Reward property is neither subject to any known environmental liabilities nor known mitigation measures.

Table 20-1 Permits for Reward Project
Permit	Agency	Status and Comments
GENERAL OPERATING AND RECLAMATION
Plan of Operations/NEPA Analysis	BLM	Plan of Operations deemed complete in May 2007. Environmental Assessment (EA) and Finding of No Significant Impact (FONSI) issued 8/12/2009
Biological Opinion and Assessment	US Fish and Wildlife Service	Biological Opinion issued 10/2/2009 File 84320-2008-F-0293
Reclamation Permit	NDEP-BMRR	Reclamation Permit 0300 issued February 7, 2010. BLM Case Number N-82840
Reclamation Permit Modification	NDEP-BMRR	Reclamation Permit Modification Approved May 5, 2012 BLM Case Number 0300
Reclamation Surety Bond	BLM/NV State Office	Reclamation Surety Bond Approved February 2, 2012 RE: N-82840 3809/3715 NVS 0300 Bond No. 1062142, Rider accepted 5/4/2012
Water Pollution Control Permit	NDEP-BMRR	Water Pollution Control Permit Issued February 5, 2008 Permit No. NEV2007101
Industrial Artificial Pond Permit	NDOW	Industrial Artificial Pond Permit Issued August 18, 2010 SLAP (22.51) Renewed 8/19/11 to 8/19/12 Permit No. 76390
Class II Air Quality Operating Permit	NDEP-BAPC	Class II Air Quality Operating Permit Issued November 19, 2008 Operating License 5 year permit, to be renewed 11/19/2013 Permit No. AP1041-2492
SURFACE AND GROUND WATER
Water Rights Appropriation	NDWR	Extension of time has been granted to January 9, 2013
Production Water Well Permit	NDWR	Water Well Permit Issued January 9, 2009 Permit No. 76390
Production Water Well Temporary Discharge Permit	NDEP-BMRR	Well Temporary Discharge Permit Issued February 25, 2011 Permit No. #TNEV2011407 (No longer needed).
Waters of the US Jurisdictional Determination	USACE	Request for decision of non-jurisdictional status, pending conduct of jurisdictional delineation.
Section 401 Water Quality Certification	NDEP Bureau of Water Quality Planning	Likely not needed if Waters of US Jurisdiction decision is negative.
Stormwater General Permit	NDEP-BWPC	Notice of Intent (will file if required)
Public Water Supply	NDEP Bureau of Safe Drinking Water	Not required until >52,000 man-hours.

Reward Project 29 June 2012	121

Table 20-1 Permits for Reward Project
Permit	Agency	Status and Comments
HAZARDOUS MATERIALS AND EMISSIONS
EPA Generator ID	USEPA	Request issuance of EPA Generator ID.
Liquefied Petroleum Gas License	Nevada Board for Regulation of LPG	Will apply for license only if volume is 4,000 gallons or more.
Class II Air Quality Operating Permit	NDEP-BAPC	De Minimis determination for assay laboratory sources. Issued 11/19/2008 AP 1041-2492
Hazardous Material Storage Permit	Nevada State Fire Marshall	Application submitted after operations commence
Biennial Hazardous Waste Report	USEPA / NDEP-BWM	Application submitted after operations commence
Toxic Release Inventory	USEPA / NDEP-BWM	Annual report and filing fee required after operations commence.

Agencies:

BAPC = Bureau of Air Pollution Control

BLM = Bureau of Land Management (Las Vegas Field Office)

BMRR = Bureau of Mining Regulation and Reclamation

BWM = Bureau of Waste Management

BWPC = Bureau of Water Pollution Control

NDEP = Nevada Dept. of Environmental Protection

NDOW = Nevada Dept. of Wildlife

20.2	Reclamation and Closure

Canyon developed a detailed cost estimate for reclamation of the Project. The estimate was developed using the Nevada statutory model and indicates a required reclamation initial bond cost of $5.9 million dollars for initial operations. An increase in bond will likely be required to allow Phase 2 leach pad construction. Approximately 60% of the initial reclamation bond is required to support water management and closure of the leach pad. On that basis, Phase 2 construction bonding is estimated to add an additional $3.5 million of bonding requirement in late 2015. Atna works with a Surety to place bond requirements by depositing 40 percent of cash face value as collateral at this and other sites under its control. A Phase 1 bond of $0.86 million has been placed for Reward to allow construction of wildlife fencing, power line construction and water well and pipeline development. Construction of the wildlife fencing, drilling and completion of the production water well and installation of power lined to the base of the access road has been completed.

The Nevada statutory model is an inflexible model that incorporates rental equipment and Davis & Bacon labor rates. CRRC revised the detailed cost estimate for reclamation based on the equipment fleet being owned by CRRC (with the exception of scrapers) and equipment rates from the Nevada Cost Estimator. The revised reclamation cost estimate is $3.8 million dollars.

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21.0	Capital and operating Cost

21.1	Capital Cost

Estimated capital costs were based to the extent possible and practical on the following parameters:

•	EPCM performed by owner staff.
•	Earthwork quantities from AutoCAD Civil 3D software.
•	New and used equipment and facilities.
•	Carbon tower.
•	Crushing and screening units; trailer/mounted or semi-portable.
•	Self-crushing for all aggregate needs.
•	Quoted prices, RS Means estimating publications, CRRC data from Briggs, or CAM in-house data.

The total estimated pre-production capital cost for development of the Project is US$24.330 million. This includes US$2.244 million of pre-stripping at the mine. A summary of the capital cost is shown in Table 21-1.

Table 21-1 Summary – Pre-Production Capital Cost (US$)
Description	Item Cost
Infrastructure
Roads, Water, Electrical Power, & Support Facilities	1,941,422
Sub Total	1,941,422
Mining
Mining; Pre-stripping	5,746,000
Mining Equipment (trucks, loaders, dozers, etc.)	20,625,000
Sub Total	26,371,000
Crushing, Screening, Conveying & Stacking
Crushing & Screening, Conveying & Stacking	7,879,874
Sub Total	7,879,874
Heap Leach Facility	6,283,769
Process Facility	1,198,643
Communications & Security	50,648
TOTAL DIRECT COSTS	43,725,356
OTHER COSTS	796,921
TAXES, FREIGHT & FEES	2,055,562
CONTINGENCY	2,188,442

TOTAL CAPITAL COST	48,766,281

Reward Project 29 June 2012	123

A substantial portion of the capital shown above will be purchased through capitalized lease under existing lines of credit at the CRC and CRRC level. Items to be purchased in this manner include mining equipment ($20.1 million) and crushing plant and screening equipment ($7.9 million). Typical term for these purchases will be a monthly ammortization over a three to four year term at an interest rate of approximately 4.5% to 5.1%. A residual balloon payment will be paid in the final term of the facility. Capital lease items were included in project cash flow in the period that payments will be incurred.

An additional $5.6 million in capital will be expended in the second half of year 3 of operation for phase 2 expansion to the heap leach pad. Due to the short mine life, no major equipment replacement is expected through the mine life.

21.2	Operating Costs

The operating costs for the Reward Mine were estimated based on the production schedule, current consumables costs and estimated labor to operate and maintain the mining operations. The direct life-of-mine and unit operating costs excluding reclamation costs are summarized in Table 21-2.

Table 21-2 Operating Cost Summary
Area	Total Cost ($ x 1000)	Unit Cost Per Total Ton	Unit Cost Per Ore Ton	Unit Cost Per Gold Ounce Sold
Mining	54,253	1.12	4.58	255.13
Processing	40,854	0.85	3.45	192.12
Processing	12,565	0.26	1.06	59.09
Total Site Cost	107,671	2.23	9.08	506.33
Net Smelter Royalty	8,267	0.17	0.70	38.88
Transportation and Refining Cost	276	0.01	0.02	1.30
Nevada Mineral Extraction Tax	6,353	0.13	0.54	29.88
Total Offsite Cost	14,897	0.31	1.26	70.05

TOTAL CASH COST	122,568	2.54	10.34	576.39

Mine operating costs were developed by CAM from first principles engineering and include all the parts, supplies, and labor costs associated with mine supervision, operation, and maintenance. The processing costs include power costs, reagents and consumables, labor, and operating and maintenance supplies. Consumable costs are based on current actual costs at the Briggs Mine.

Reward Project 29 June 2012	124

21.3	Royalties and Taxes

21.3.1	Royalties

Any newly mined material at Reward will be subject to production royalties of three percent Net Smelter Return payable to underlying landholders. Annual property holding costs for the Reward land package are approximately $130,000. These costs are included in the G&A operating costs.

21.3.2	Severance Tax

Reward is subject to a Nevada mineral extraction tax of five percent on the net proceeds of the operation. This type of tax is often classified as a severance tax in the US, i.e., a tax levied against the extraction of natural resources. To calculate this tax, a number of deductions including some, but not all, operating costs, royalties, offsite costs and allowable depreciation are deducted from the gross proceeds from sales to produce the net proceeds against which the tax is applied. The Nevada Mineral Extraction Tax is included in the cash flow in Section 22.

21.3.3	Income Taxes

Atna is a producing issuer as defined by NI 43-101. The company has a number of operating subsidiaries in the US and any US federal income taxes is calculated through Atna's principal US subsidiary, Canyon Resources Corporation. All income or loss produced by Atna Resources Inc., CRRC, CR Briggs Corporation, and Atna's other US subsidiaries are consolidated at this level. Allowable deductions including depreciation, amortization, depletion, and prior losses are applied against consolidated income to assess any potential tax liability. While the nominal corporate income tax rate is approximately 28 percent, Atna may not incur any material federal income tax liability for a number of years as a result of existing deductions and allowances generated by past operations. The calculation of any such liability and its potential impact on Reward is beyond the scope of this Technical Report.

Reward Project 29 June 2012	125

22.0	Economic analysis

CAM has developed a mine plan and processing design to mine and treat 1.97 million tons per year of ore. Based on the total of 11.86 million tons contained in the mineable reserves, an operating project life of approximately 7.5 years is proposed.

The estimates of metal production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis, assuming 100 percent equity financing, and the base case uses a gold price of US$1300 per ounce of gold. All applicable royalties and mineral extraction taxes have been allowed for in the cash flow analysis.

The results of the base case cash flow evaluation (Table 22-4) are summarized in Table 22-1 showing life-of-mine totals.

Table 22-1 Economic Evaluation Summary
Item	Units (US$)		Value
Capital Purchase	1000		21,694
Capital Lease (principal & interest)	1000		30,323
Pre-stripping Expense	1000		5,245
Sustaining Capital	1000		5,646
Reclamation Bond	1000		2,112
Operating Cost [1]	1000		122,568
Cash Operating Cost [1]	Per Ore Ton		10.34
Royalties	1000		8,267
Nevada Mineral Extraction Tax	1000		6,353
Total Costs of Goods Sold [2]	Per Gold Ounce Produced		576
Gold Production	Ounces		212,648
Metal Sales	1000		276,443
Project Cash Flow, Pre-Tax	1000		94,644
Pre-Tax NPV@ 5 % Discount Rate	1000		68,582
Pre-Tax NPV@ 10 % Discount Rate	1000		49,871
Pre-Tax IRR		%	48.0

[1] Off-site costs included, pre-stripping and royalties excluded. [2] Includes pre-stripping and royalties.

The cash flow indicates a payback period of 2.25 years.

Factors assumed in the development of the cash flow model include:

•	Sunk costs are not included.

Reward Project 29 June 2012	126

•	Payment of applicable royalties is included.
•	Payment of Nevada Mineral Extraction Tax is included.
•	Working capital allowance has been included.
•	All operating and capital costs are based on first-quarter 2012 United States dollars.

22.1	Sensitivity Analyses

Sensitivity analysis has been applied to the base case cash flow by varying the gold price, operating costs, grades and capital costs. The IRRs and NPVs at a five percent discount rate for sensitivity to these variables are presented in Table 22-2 and Table 22-3. No variables were changed together, all are single effects.

Table 22-2 Gold Price Sensitivity
Gold Price (US$/troy ounce)	IRR (%)	NPV (5%) (US$ x1000)
1100	28.6	36,977
1200	38.4	52,779
1300	48.0	68,582
1400	57.5	84,384
1500	66.9	100,187

Table 22-3 Capital, Grade and Operating Cost Sensitivities
	Capital Costs		Grade		Operating Cost
Variations	IRR (%)	NPV (5%) (US$ x1000)	IRR (%)	NPV (5%) (US$ x1000)	IRR (%)	NPV (5%) (US$ x1000)
Minus 20%	56.0	73,427	22.7	27,529	60.2	86,130
Base Case	48.0	68,582	48.0	68,582	48.0	68,582
Plus 20%	41.6	63,737	72.4	109,630	36.4	51,034

The sensitivities to capital, grade and operating costs are shown in Figure 22-1. The sensitivity to gold price is shown in Figure 22-2. The NPV is most sensitive to changes in gold grade followed by the gold price and operating costs and capital costs.

Reward Project 29 June 2012	127

Figure 22-1

Reward Sensitivity Analysis (Capital, Grade and Operating Costs)

Figure 22-2

Reward Sensitivity Analysis (Gold Price)

22.2	Conclusions

This study estimates a Proven and Probable Mineral Reserve for the Reward Project of 11.86 million tons averaging 0.022 ounces of gold per ton, based on a gold price of US$1300 per ounce and a discounted cash flow analysis that demonstrates positive project economics.

Economic analyses indicate the Project has a positive rate of return at an assumed gold price of $1300.00 per ounce. It is therefore recommended that construction of the Project proceed.

Reward Project 29 June 2012	128

Table 22-4 Cash Flow (US$ x1000)
	Year	0	1	1	1	1	2	2	2	2	3	3	3	3	4	4	4	4	5	5	5	5	6	6	6	6	7	7	7	7	8
ITem	Period	PreStart	Y1-Q1	Y1-Q2	Y1-Q3	Y1-Q4	Y2-Q1	Y2-Q2	Y2-Q3	Y2-Q4	Y3-Q1	Y3-Q2	Y3-Q3	Y3-Q4	Y4-Q1	Y4-Q2	Y4-Q3	Y4-Q4	Y5-Q1	Y5-Q2	Y5-Q3	Y5-Q4	Y6-Q1	Y6-Q2	Y6-Q3	Y6-Q4	Y7-Q1	Y7-Q2	Y7-Q3	Y7-Q4	Y8-Q1	Total
	Production Summary
	Material Mined (tons)
	Ore	227,273	331,176	489,458	491,486	621,011	518,271	545,183	642,112	539,515	509,465	518,916	526,963	359,945	392,498	470,135	599,713	305,128	340,330	416,298	491,393	491,671	491,207	615,180	686,144	235,726	-	-	-	-	-	11,856,196
	Waste	3,270,429	1,697,508	1,803,671	1,865,188	1,549,878	1,366,896	1,453,739	1,485,708	1,746,591	1,925,645	1,940,832	2,085,654	2,230,020	2,049,596	2,087,627	2,028,697	996,361	964,149	857,514	742,782	700,874	654,760	471,301	319,540	93,558	-	-	-	-	-	36,388,515
	Total	3,497,701	2,028,683	2,293,129	2,356,674	2,170,889	1,885,167	1,998,922	2,127,820	2,286,106	2,435,110	2,459,747	2,612,618	2,589,965	2,442,094	2,557,761	2,628,410	1,301,489	1,304,479	1,273,812	1,234,175	1,192,544	1,145,967	1,086,480	1,005,684	329,284	-	-	-	-	-	48,244,711
	Strip Ratio	14.4	5.1	3.7	3.8	2.5	2.6	2.7	2.3	3.2	3.8	3.7	4.0	6.2	5.2	4.4	3.4	3.3	2.8	2.1	1.5	1.4	1.3	0.8	0.5	0.4	0.0	0.0	0.0	0.0	0.0	3.07
	Ore Grade (opt)	0.025	0.024	0.026	0.023	0.021	0.027	0.030	0.028	0.026	0.025	0.022	0.021	0.020	0.022	0.024	0.021	0.017	0.017	0.016	0.016	0.017	0.019	0.022	0.023	0.020	0.000	0.000	0.000	0.000	0.000	0.022
	Contained Ounces	5,677	8,024	12,752	11,156	12,894	14,082	16,537	18,163	14,120	12,519	11,589	10,835	7,375	8,716	11,442	12,825	5,257	5,717	6,816	8,091	8,202	9,127	13,454	15,690	4,752	-	-	-	-	-	265,810

Cash Flow Summary
	Gold Production - Oz Au	-	5,293	8,032	8,757	8,063	9,375	10,941	13,895	10,701	10,103	9,222	8,365	8,858	8,916	9,406	8,544	8,015	7,695	7,157	6,736	6,678	7,198	8,238	8,671	8,334	2,703	1,800	748	202	-	212,648
	Hedged Gold Sales	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
	Unhedged Gold Sales	$-	$6,882	$10,442	$11,384	$10,483	$12,188	$14,223	$18,064	$13,912	$13,133	$11,988	$10,874	$11,515	$11,591	$12,227	$11,108	$10,420	$10,004	$9,304	$8,757	$8,682	$9,357	$10,710	$11,273	$10,834	$3,513	$2,340	$973	$263	$-	$276,443
	Gross Revenue	$-	$6,882	$10,442	$11,384	$10,483	$12,188	$14,223	$18,064	$13,912	$13,133	$11,988	$10,874	$11,515	$11,591	$12,227	$11,108	$10,420	$10,004	$9,304	$8,757	$8,682	$9,357	$10,710	$11,273	$10,834	$3,513	$2,340	$973	$263	$-	$276,443
	Refining Cost - Au	$-	$(7)	$(10)	$(11)	$(10)	$(12)	$(14)	$(18)	$(14)	$(13)	$(12)	$(11)	$(12)	$(12)	$(12)	$(11)	$(10)	$(10)	$(9)	$(9)	$(9)	$(9)	$(11)	$(11)	$(11)	$(4)	$(2)	$(1)	$(0)	$-	$(276)
	NSR Royalty	$-	$(206)	$(312)	$(340)	$(313)	$(364)	$(425)	$(540)	$(416)	$(393)	$(359)	$(325)	$(344)	$(347)	$(366)	$(332)	$(312)	$(299)	$(278)	$(262)	$(260)	$(280)	$(320)	$(337)	$(324)	$(105)	$(70)	$(29)	$(8)	$-	$(8,267)
	Net Revenue	$-	$6,669	$10,119	$11,033	$10,159	$11,811	$13,784	$17,506	$13,482	$12,728	$11,618	$10,538	$11,159	$11,233	$11,850	$10,764	$10,098	$9,695	$9,017	$8,487	$8,413	$9,068	$10,379	$10,924	$10,499	$3,405	$2,268	$943	$254	$-	$267,899

	Total Mining	$(4,802)	$(2,532)	$(2,779)	$(2,824)	$(2,687)	$(2,530)	$(2,559)	$(2,584)	$(2,791)	$(2,826)	$(2,833)	$(2,917)	$(2,923)	$(2,868)	$(2,865)	$(2,903)	$(1,533)	$(1,537)	$(1,523)	$(1,507)	$(1,503)	$(1,460)	$(1,428)	$(1,404)	$(935)	$-	$-	$-	$-	$-	$(59,055)
	Process Cost	$(22)	$(1,554)	$(1,588)	$(1,597)	$(1,587)	$(1,598)	$(1,617)	$(1,652)	$(1,618)	$(1,614)	$(1,603)	$(1,596)	$(1,601)	$(1,579)	$(1,586)	$(1,572)	$(1,543)	$(1,553)	$(1,547)	$(1,541)	$(1,540)	$(1,545)	$(1,556)	$(1,560)	$(1,547)	$(923)	$(827)	$(608)	$(601)	$-	$(40,876)
	G&A Cost	$(421)	$(531)	$(406)	$(406)	$(406)	$(593)	$(406)	$(406)	$(406)	$(593)	$(406)	$(406)	$(406)	$(593)	$(406)	$(406)	$(406)	$(593)	$(406)	$(406)	$(406)	$(593)	$(406)	$(406)	$(406)	$(593)	$(406)	$(406)	$(354)	$-	$(12,985)
	Preproduction Capital	$5,245	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$5,245
	Nevada Mineral Extr. Tax	$-	$-	$-	$-	$(761)	$-	$-	$-	$(1,604)	$-	$-	$-	$(1,071)	$-	$-	$-	$(968)	$-	$-	$-	$(821)	$-	$-	$-	$(1,087)	$-	$-	$-	$(41)	$-	$(6,353)
	Total Direct Cost	$-	$(4,617)	$(4,774)	$(4,827)	$(5,442)	$(4,720)	$(4,582)	$(4,642)	$(6,420)	$(5,032)	$(4,843)	$(4,919)	$(6,001)	$(5,040)	$(4,858)	$(4,881)	$(4,451)	$(3,683)	$(3,476)	$(3,455)	$(4,271)	$(3,598)	$(3,390)	$(3,370)	$(3,975)	$(1,516)	$(1,233)	$(1,014)	$(996)	$-	$(114,024)

	Operating Profit	$-	$2,052	$5,345	$6,205	$4,717	$7,091	$9,201	$12,864	$7,062	$7,696	$6,775	$5,619	$5,158	$6,193	$6,992	$5,883	$5,647	$6,012	$5,541	$5,032	$4,143	$5,470	$6,989	$7,554	$6,524	$1,889	$1,034	$(71)	$(741)	$-	$153,874
	Direct Unit Cash Cost	$-	$872	$594	$551	$675	$503	$419	$334	$600	$498	$525	$588	$677	$565	$516	$571	$555	$479	$486	$513	$639	$500	$412	$389	$477	$561	$685	$1,355	$4,930	$-	$536

	Capital Purchase	$(21,694)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(2,823)	$(2,823)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(27,339)
	Pre-Production Capital	$(5,245)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(5,245)
	Capital Lease (P & I)	$(5,475)	$(1,887)	$(1,887)	$(1,887)	$(1,887)	$(1,887)	$(1,887)	$(1,887)	$(1,887)	$(1,887)	$(1,887)	$(546)	$(546)	$(546)	$(546)	$(546)	$(3,248)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(30,323)
	Reclamation	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(3,572)	$(3,572)
	Reclamation Bonds	$(2,112)	$-	$-	$-	$-		$-	$-	$-	$-	$-	$(1,237)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$3,726	$377
	Salvage	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$6,873	$6,873
	Working Capital	$-	$(107)	$131	$34	$(88)	$129	$94	$150	$(316)	$84	$(31)	$(51)	$(64)	$83	$41	$(47)	$8	$47	$(11)	$(20)	$(71)	$83	$72	$24	$(68)	$(91)	$(24)	$(37)	$(27)	$72	$-

	Net Cash Flow	$(34,525)	$58	$3,589	$4,352	$2,742	$5,333	$7,408	$11,127	$4,859	$5,893	$4,857	$963	$1,725	$5,730	$6,487	$5,290	$2,407	$6,059	$5,530	$5,012	$4,072	$5,553	$7,061	$7,578	$6,456	$1,798	$1,011	$(108)	$(768)	$7,099	$94,644
	Cumulative Cash Flow	$(34,525)	$(34,467)	$(30,879)	$(26,527)	$(23,785)	$(18,452)	$(11,044)	$82	$4,942	$10,834	$15,691	$16,654	$18,379	$24,109	$30,596	$35,886	$38,293	$44,352	$49,882	$54,893	$58,965	$64,518	$71,579	$79,157	$85,614	$87,412	$88,422	$88,314	$87,546	$94,644

	IRR	48.0%		NPV 0%	$94,644		Gold Price Hedged		$-
	Site Cash Cost	$536		NPV 5%	68,582		Gold Price Unhedged		$1,300
	Total Cash Cost	$576		NPV 8%	56,645
	Full Cost	$855		NPV 10%	49,871

Reward Project 29 June 2012	129

23.0	ADJACENT PROPERTIES

No data relating to mineralization outside the Reward project have been used in the preparation of this report. All of the stated mineral Resources and mineral Reserves lie on the Reward property.

24.0	OTHER RELEVANT DATA AND INFORMATION

The authors of this report are not aware of any additional information or explanation necessary to make this report understandable and not misleading.

25.0	INTERPRETATION AND CONCLUSIONS

Following are interpretations and conclusions regarding the Reward Project:

9.	The Reward deposit is a vein-stockwork gold-pyrite system of probable mesothermal origin, hosted in highly-fractured quartzites, siltstones, and limestones of Cambrian to Late Proterozoic age. It lies within the broad regional fracture zone referred to as the Reward Shear.
10.	Drilling, totaling more than 300 holes, has allowed good characterization of the geology and mineralization. Two mineralized zones have been defined: the Reward Zone (3,000+ feet long by up to 200 feet wide) and the Gold Ace Zone (750 feet long, up to 100 feet wide).
11.	A review of older drilling and assaying (1987-1999) and statistical comparison with 2006-7 and 2011 drilling by Canyon and Atna shows that the old and new data are suitable for use in estimation of tonnages and grades.
12.	Mineral Resource calculations using a kriged block model have defined Measured plus Indicated Mineral Resource containing 18 million short tons grading 0.0201 ounces gold per short ton and containing 362,600 ounces of gold.
13.	Based on bottle-roll tests, overall recovery of gold is estimated to be 80 percent, plus two percent from residual recovery. Silver recovery was not estimated at this time.
14.	Economic analyses indicate the Project has a positive rate of return at an assumed gold price of $1300.00 per ounce.

Reward Project 29 June 2012	130

26.0	RECOMMENDATIONS

Following are recommendations regarding the Reward Project:

1.	CAM believes the data handling procedures are adequate and acceptable, but best practices are to use modern database management tools. For example, the database for the project has data used for estimation in several different types of non-uniform tables. Mnemonic, rather than numeric, codes indicating geographic locations would be helpful in defining areas.
2.	CAM believes that the modeling procedures used are acceptable for a feasibility level study but notes that these procedures will probably have to be revised as actual production experience is obtained.
3.	Based on a positive rate of return at an assumed gold price of $1300.00 per ounce, it is recommended that construction of the Project proceed.

Reward Project 29 June 2012	131

27.0	References

CAM, 2006, Pre-Feasibility Study - Reward Project: consulting report dated 26 January 2006, prepared for Canyon Resources Corporation by Chlumsky, Armbrust & Meyer, LLC (George A. Armbrust Ph.D., C.P.G; Gregory F. Chlumsky; Kenneth L. Meyer; Michael J. Read; Robert L. Sandefur P.E.). 121 pages in pdf format.

CAM, 2008a, Feasibility Study - Reward Project: consulting report dated 15 December 2008, prepared for Canyon Resources Corporation by Chlumsky, Armbrust & Meyer, LLC (Fred Barnard, Ph.D., Gregory F. Chlumsky; Kenneth L. Meyer; Michael J. Read; Robert L. Sandefur P.E.). 157 pages in pdf format.

CAM, 2008b, Technical Report, Reward Project, Nye County, Nevada: consulting report dated 15 December 2008, prepared for Atna Resources Ltd. by Chlumsky, Armbrust & Meyer, LLC (Fred Barnard, Ph.D., Gregory F. Chlumsky; Kenneth L. Meyer; Michael J. Read; Robert L. Sandefur P.E.). In pdf format.

Cornwall, H.R. and Kleinhampl, F.J., 1961, Preliminary Geologic Map and Sections of the Bullfrog Quadrangle, Nevada-California: U.S. Geological Survey, Miscellaneous Field Studies Map MF-177.

Cornwall, H.R. and Kleinhampl, F.J, 1964, Geology of Bullfrog Quadrangle and Ore Deposits related to Bullfrog Hills Caldera, Nye County, Nevada and Inyo County, California,1964: U.S. Geological Survey Professional Paper 454-J

Fridrich, C.J., 1999, Tectonic evolution of the Crater Flat basin, Yucca Mountain region, Nevada, in Wright, L.A., and Troxel, B.W., eds., Cenozoic basins of the Death Valley region: Geological Society of America Special Paper 333.

Golder, 2007, Design report for Reward Mine heap leach facility: consulting report dated 2 March 2007, prepared for Canyon Resources Corporation by Golder Associates Inc., Lakewood, CO. 61 pages in pdf format.

Eliopulos, G.J., 1996, Report on Exploration and Drilling during 1995 at the Reward Property, Nye County, Nevada: internal memo prepared for Barrick Bullfrog, Inc, dated February 9, 1996, 15 pages plus attachments.

Kral, V.E., 1951, Mineral Resources of Nye County, Nevada: University of Nevada Bulletin 50. (also Nevada Bureau of Mines and Geology, Open-File Report 833).

Reward Project 29 June 2012	132

Monsen, S.A., Carr, M.D., Reheis, M.C., and Orkild, P.P., 1990, Geologic map of Bare Mountain, Nye County, Nevada: U.S. Geological Survey Miscellaneous Investigations Map I-2201, scale 1:24,000.

Noble, D.C., Weiss, S.I., and McKee, E.H., 1991, Magmatic and hydro- thermal activity, caldera geology, and regional extension in the western part of the southwestern Nevada volcanic field, in Raines, G.L., Lisle, R.E., Schaefer, R.W., and Wilkinson, W.H., eds., Geology and ore deposits of the Great Basin: Geological Society of Nevada, symposium proceedings, Reno, p. 913-934.

Ristorcelli, S., 1992, Reward Project report: internal report for US Nevada Gold Search Joint Venture, dated 8n September 1992. 7 pages plus numerous attachments, hard copy only.

Swadley, W C, and Parrish, L.D., 1988, Surficial geologic map of the Bare Mountain quadrangle, Nye County, Nevada: U.S. Geological Survey Miscellaneous Investigations Series Map I-1826, scale 1:48,000.

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28.0	DATE AND SIGNATURE PAGE

28.1	Certificate of Author Fred Barnard

I, Fred Barnard,

1835 Alkire Street

Golden, Colorado 80401 USA

Phone 303-881-1060 miningepro@aol.com

hereby attest that:

a)	I am a Consulting Geologist, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.
b)	I am Certified Member # CPG-11406 of the AIPG (American Institute of Professional Geologists), a Fellow of the Society of Economic Geologists, a member of the Geological Society of America, and Emeritus Member of the American Institute of Mineral Appraisers..
c)	I graduated from the University of California at Berkeley with a B.A. degree in Geology 1963, and from the University of Colorado at Boulder with a Ph.D. degree in Geology in 1968.
d)	I have practiced my profession as an economic geologist continuously since 1968, having worked on exploration and mining projects, mainly for metallic minerals, including silver, lead, and copper, in more than 40 countries.
e)	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
f)	I am responsible for the preparation of Sections 2 to 12, 23, 24, 27, and relevant portions of Sections 1, 25, 26, and 28 of the report entitled “Technical Report, Reward Project, Nye County, Nevada” dated 29 June 2012, and for which the effective date is 31 December 2011.
g)	I visited the Reward Project on May 16, 2012, in addition to a previous visit in 2008.
h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Atna Resources Corporation.
i)	I have read National Instrument 43-101 and Form 43-101F1, and have prepared this report in compliance with those documents.
j)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
k)	I hereby notify the Securities Commissions of all provinces of Canada of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Reward Project 29 June 2012	134

Dated this 29th day of June, 2012

Signed, Fred Barnard

Reward Project 29 June 2012	135

28.2	Certificate of Author Gregory Chlumsky

I, Gregory F. Chlumsky

13092 W. LaSalle Circle

Lakewood, Colorado 80228 USA

Phone 303-986-2363 gchlumsky@cam-llc.com

hereby attest that:

a)	I am an Independent Consulting Process Engineer, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.
b)	I have been a member in Good Standing of the Mining and Metallurgical Society of America for 18 years, and am QP Member Number 01117QP of that organization.
c)	I graduated from the Colorado School of Mines with a BS degree in Chemistry and a minor in Chemical Engineering.
d)	I have practiced my profession continuously since 1970, and have over 40 years of experience in Metallurgy and Process Costing.
e)	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
f)	I am responsible for the preparation of Sections 13, and 17, and relevant portions of Sections 1, 21, 25, 26 and 28 of the report entitled “Technical Report, Reward Project, Nye County, Nevada” dated 29 June 2012, and for which the effective date is 31 December 2011.
g)	I visited the Reward Project on March 20, 2008.
h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Atna Resources Corporation.
i)	I have read National Instrument 43-101 and Form 43-101F1, and have prepared this report in compliance with those documents.
j)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
k)	I hereby notify the Securities Commissions of all provinces of Canada of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 29th day of June 2012,

Signed, Gregory F. Chlumsky

Reward Project 29 June 2012	136

28.3	Certificate of Author Robert L. Sandefur

I, Robert L. Sandefur

1139 So. Monaco

Denver, Colorado 80224 USA

hereby attest that:

a)	I am a Consulting Geostatistician, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-140, Lakewood, Colorado 80215.
b)	I am a Certified Professional Engineer (Number 11370) in the state of Colorado, USA, and a member of the Society for Mining, Metallurgy, and Exploration (SME).
c)	I graduated from the Colorado School of Mines with a Professional (BS) degree in Engineering Physics (geophysics minor) in 1966 and subsequently obtained a Masters of Science degree in Physics from the Colorado School of Mines in 1973.
d)	I have practiced my profession as a geostatistical resource analyst continuously since 1969. From 1969 to present, I have worked on mining projects in over 20 countries, have statistically analyzed more than 400 mineral deposits, and have personally visited more than 50 operating metal mines.
e)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.
f)	I am responsible for the preparation of Sections 12 and 14, and relevant portions of Section 1, 25, 26 and 28 of the report entitled “Technical Report, Reward Project, Nye County, Nevada” dated 29 June 2012, and for which the effective date is 31 December 2011.
g)	I visited the Reward property on March 20, 2008.
h)	As defined in Canadian National Instrument 43-101, I am independent of the issuer, Atna Resources, Ltd.
i)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.
j)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
k)	I hereby notify the Securities Commissions of all provinces of Canada of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Reward Project 29 June 2012	137

Dated this 29th day of June 2012,

Signed, Robert L. Sandefur, P.E.

Reward Project 29 June 2012	138

28.4	Certificate of Author Michael J. Read

I, Michael J. Read

8501 S. Mariposa Dr.

Morrison, Colorado 80465 USA

hereby attest that:

a)	I am a Principal with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-140, Lakewood, Colorado 80215, USA.
b)	I am Registered Member number 2651200 of the Society for Mining, Metallurgy, and Exploration (SME)
c)	I graduated from the Colorado School of Mines with a Bachelor of Science degree in mining engineering in 1984.
d)	I have practiced my profession as a mine engineer continuously since 1984.
e)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.
f)	I am responsible for Sections 15, 16, 19, 20, 21, 22, 25, and 26 and relevant portions of Section 1 and 28 of the report entitled “Technical Report, Reward Project, Nye County, Nevada” dated 29 June 2012, and for which the effective date is 31 December 2011.
g)	I visited the Reward property on July 16, 2007 and March 10, 2009.
h)	As defined in Canadian National Instrument 43-101, I am independent of the issuer, Atna Resources, Ltd.
i)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.
j)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
k)	I hereby notify the Securities Commissions of all provinces of Canada of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 29th day of June 2012,

Signed, Michael J. Read, Registered SME Member #2651200

Reward Project 29 June 2012	139

28.5	Certificate of Author Matthew Reilly

I, Matthew P. Reilly

P.O. Box 3517

Estes Park, Colorado 80517 USA

hereby attest that:

a)	I am a consulting mining engineer affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-140, Lakewood, Colorado 80215, USA.
b)	I am Professional Engineer in Mining in the state of Nevada, registration number 11646.
c)	I graduated from Colorado School of Mines in 1987 with a B.S.degree in Mining Engineering.
d)	I have practiced my profession as a mining engineer continuously since 1987.
e)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.
f)	I am responsible Sections 18, and relevant portions of Sections 1, 21, 25, and 26 of the report entitled “Technical Report, Reward Project, Nye County, Nevada” dated 29 June 2012, and for which the effective date is 31 December 2011
g)	I visited the Reward property on May 16, 2012.
h)	As defined in Canadian National Instrument 43-101, I am independent of the issuer, Atna Resources, Ltd.
i)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.
j)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
k)	I hereby notify the Securities Commissions of all provinces of Canada of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 29th day of June 2012,

Signed, Matthew P. Reilly, P.E.

Reward Project 29 June 2012	140